07027699

082-35116

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

RECEIVED
2007 NOV -1 P 2:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 31, 2007

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: <u>Ongoing Compliance with Rule 12g3-2(b)
Exemption for Bank Leumi</u>

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed is a list of reports filed with the authorities in Israel since July 19, 2007, together with copies of all of the reports that are available in English.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

PROCESSED
NOV 06 2007
THOMSON FINANCIAL

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

31 October 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Report of Condition and Income ("Call Report") – New York

Notice is hereby given that Bank Leumi USA, a subsidiary of Bank Leumi le-Israel B.M., has filed a Call Report (a report of condition and income) with the authorized authorities in the USA. As is the practice, the FDIC will make the information in said report available to the public shortly through its internet site:
http://www2.fdic.gov/ubpr/UbprReport/SearchEngine/Default.asp
(Certificate Number 19842)

It should be noted that the said Call Report has yet to be approved by the authorized organs of Bank Leumi USA and certain changes may be made thereto. Filing of the said Call Report prior to its approval by the authorized organs is done as required by US reporting rules.

This Immediate Report is being filed in accordance with the format agreed to between the Supervisor of Banks of the Bank of Israel and the Israel Securities Authority.

Date and time at which the corporation first became aware of the event or matter:
30 October 2007 at 16:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

File No.

RECEIVED

2007 NOV ... P 2: 10

CORPORATE FINANCE

List of Information Made Public, Filed or Distributed by the Bank since July 19, 2007 (the English translation of each item has been provided unless otherwise indicated)

Type of Document Made Public, Filed or Distributed	Date of Document/ Filing Date	Filed With	TAB
Periodic (Annual) Report			1
No document of this type has been filed since July 19, 2007			
Quarterly (Interim) Reports			2
Quarterly Report	8/29/2007	Israel Securities Authority Tel Aviv Stock Exchange	1B
Immediate Reports			
(a) Exceptional Events			3
Report of Condition and Income – New York	7/30/2007	Israel Securities Authority Tel Aviv Stock Exchange	3A
Financial Statements – Bank Leumi USA	8/1/2007	Israel Securities Authority Tel Aviv Stock Exchange	3B
Financial Statements – Bank Leumi (UK)	8/9/2007	Israel Securities Authority Tel Aviv Stock Exchange	3C
Arab Israel Bank – Half Yearly Report	8/19/2007	Israel Securities Authority Tel Aviv Stock Exchange	3D
Leumi Card – Financial Statements	8/21/2007	Israel Securities Authority Tel Aviv Stock Exchange	3E
Sale of Conglomerate	8/22/2007	Israel Securities Authority Tel Aviv Stock Exchange	3F
Terms of Retirement of Senior Office Holder	8/30/2007	Israel Securities Authority Tel Aviv Stock Exchange	3G
Interested Persons in Bank Leumi	9/3/2007	Israel Securities Authority Tel Aviv Stock Exchange	3H
(b) Amendment of Articles			4
No document of this type has been filed since July 19, 2007			
(c) Conversion from Public to Private Company			5
No document of this type has been filed since July 19, 2007			
(d) Filing of Arrangement			6
No document of this type has been filed since July 19, 2007			
(e) Mergers			7
No document of this type has been filed since July 19, 2007			

(f) Changes in Capital			8
Changes in the Securities of the Corporation – Redemption of 106,838,183 Subordinated Capital Notes (Series A) of the Bank	10/7/2007	Israel Securities Authority Tel Aviv Stock Exchange	8A
(g) Change of Name			9
No document of this type has been filed since July 19, 2007			
(h) Change in Register of Shareholders			10
No document of this type has been filed since July 19, 2007			
(i) Rights to Purchase Shares			11
No document of this type has been filed since July 19, 2007			
(j) Interested Persons			12
Changes in the Holdings of an Interested Person – See 3H for further details	9/3/2007	Israel Securities Authority Tel Aviv Stock Exchange	(Not available in English)
Entity that Ceased to be an Interested Person – See 3H for further details	9/3/2007	Israel Securities Authority Tel Aviv Stock Exchange	(Not available in English)
Entity that Ceased to be an Interested Person – See 3H for further details	9/3/2007	Israel Securities Authority Tel Aviv Stock Exchange	(Not available in English)
Status Report regarding the Holdings of Interested Persons – Required to be made following a change in the holdings of Interested Persons – See 3H for further details	9/3/2007	Israel Securities Authority Tel Aviv Stock Exchange	(Not available in English)
(k) Senior Office Holders			13
Status Report regarding Senior Office Holders – Required to be made following a change in the list of Senior Office Holders of the Bank	8/23/2007	Israel Securities Authority Tel Aviv Stock Exchange	Not available in English
Senior Office Holder who Ceased to Hold a Position	8/30/2007	Israel Securities Authority Tel Aviv Stock Exchange	13A
Status Report regarding Senior Office Holders – Required to be made following a change in the list of Senior Office Holders of the Bank	8/30/2007	Israel Securities Authority Tel Aviv Stock Exchange	Not available in English
Senior Office Holder who Ceased to Hold a Position	9/25/2007	Israel Securities Authority Tel Aviv Stock Exchange	13B
Status Report regarding Senior Office Holders – Required to be made following a change in the list of Senior Office Holders of the	10/7/2007	Israel Securities Authority Tel Aviv Stock Exchange	Not available in English

Bank	
(l) Appointment and Change of External Auditors	14
No document of this type has been filed since July 19, 2007	
(m) Results of Prospectus	15
No document of this type has been filed since July 19, 2007	
(n) General Meetings of Shareholders	16
No document of this type has been filed since July 19, 2007	
(o) Voting and Position Papers	17
No document of this type has been filed since July 19, 2007	
(p) Directors' Recommendations	18
No document of this type has been filed since July 19, 2007	
(q) Approval of Transactions	19
No document of this type has been filed since July 19, 2007	
(r) Changes in Valuations	20
No document of this type has been filed since July 19, 2007	
(s) Updates	21
No document of this type has been filed since July 19, 2007	
Private Issuance Reports	22
No document of this type has been filed since July 19, 2007	
Controlling Shareholder Transaction Reports	23
No document of this type has been filed since July 19, 2007	
Offers to Purchase Shares	24
No document of this type has been filed since July 19, 2007	
Publication of an Outline for an Offer of Securities to Employees	25
No document of this type has been filed since July 19, 2007	
Notices	26
No document of this type has been filed since July 19, 2007	

leumi

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.
28 August 2007

On the date of approval of the Bank's Financial Statements as at 30 June 2007, prior to their approval by the Board of Directors, the Bank was provided by the Israel Corporation Ltd. with details regarding an amendment to their financial statements.

Following the above, Note 15 was added to the Financial Statements of the Bank (page 107A), and the Auditors Review (page 87) was amended by drawing attention to Note 15.

The amended pages are attached hereto.

ERNST & YOUNG

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel

Somekh Chaikin

To the Board of Directors of Bank Leumi le-Israel B.M.

Dear Sirs,

Re: Review of the Unaudited Condensed Interim Consolidated Financial Statements for the three month and six month periods ended 30 June 2007

At your request, we have reviewed the condensed interim consolidated balance sheet of Bank Leumi le-Israel B.M. (the "Bank") and its subsidiaries as at 30 June 2007 and the condensed interim consolidated statements of profit and loss and changes in shareholders' equity for the three month and six month periods then ended.

Our review was carried out in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and the Meetings of the Board of Directors and its committees, as well as making inquiries of the persons responsible for financial and accounting matters at the Bank.

We were given reports issued by other auditors regarding their review of the condensed interim financial statements of the foreign subsidiaries, whose assets constitute some 2% of the total consolidated assets in the condensed interim consolidated balance sheet as at 30 June 2007, and whose net interest loss before provision for doubtful debts constitutes some 4% and some 2% of the total net interest income before provision for doubtful debts included in the condensed consolidated interim statement of profit and loss for the three month and six month periods then ended, respectively.

Since our review was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the interim consolidated condensed financial statements.

In carrying out our review, including reading the above mentioned reports of other auditors, nothing came to our attention to indicate that there is a need for any material modifications in the said financial statements in order for them to be considered as interim financial statements that are drawn up in conformity with generally accepted accounting principles and with directives and guidelines of the Supervisor of Banks.

We draw attention to the contents of Note 1B regarding restatement of the financial statements as at 30 June 2006, as a result of revision of the reporting to the public directives in respect of publication of a format for financial statements to the public of credit card companies. Furthermore, we draw attention to the contents of Notes 4 and 6 to the condensed interim financial statements concerning claims against the Bank and against a subsidiary, including applications for their approval as class actions, to the contents of Notes 10B and 15 concerning claims and uncertainties relating to companies included on the equity basis and to the contents of Note 7 regarding indictments filed against the Bank, subsidiaries and a number of employees. The Bank is unable to estimate the effect of the said matters on the Bank, if any, on its financial position and on its operating results, and whether or not they will be of a material nature.

Kost Forer Gabbay & Kasierer
Certified Public Accountants (Isr.)

Somekh Chaikin
Certified Public Accountants (Isr.)

28 August 2007

15. **The Israel Corporation Ltd.**

Legal claims have been filed against certain consolidated companies of the Israel Corporation Ltd., on the basis that bodily and property damage was caused to the claimants due to the pollution of the Kishon River, which, the claimants maintain, was partially caused by the said consolidated companies, as well as with regard to the Ministry of Environmental Protection's demand to cover the costs of clearing the polluting residue from the Kishon River.

The managements of the above companies, based on the opinion of their legal advisers, are unable to estimate the amount of the exposure, if any, in respect of the said claims and demand, and therefore no provisions were included on these matters in the financial statements of the Israel Corporation Ltd. and its consolidated companies.

For further details of these proceedings, see the financial statements of the Israel Corporation Ltd. as at 30 June 2007.

File No. -

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

30 July 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Report of Condition and Income ("Call Report") – New York

Notice is hereby given that Bank Leumi USA, a subsidiary of Bank Leumi le-Israel B.M., has filed a Call Report (a report of condition and income) with the authorized authorities in the USA. As is the practice, the FDIC will make the information in said report available to the public shortly through its internet site:
http://www2.fdic.gov/ubpr/UbprReport/SearchEngine/Default.asp
(Certificate Number 19842)

It is noted that the said Call Report has yet to be approved by the authorized organs of Bank Leumi USA and certain changes may be made thereto. Filing of the said Call Report prior to its approval by the authorized organs is done as required by US reporting rules.

This Immediate Report is being filed in accordance with the format agreed to between the Supervisor of Banks of the Bank of Israel and the Israel Securities Authority.

Date and time at which the corporation first became aware of the event or matter:
30 July 2007 at 14:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

1 August 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Financial Statements – Bank Leumi USA

Bank Leumi le-Israel B.M. announces that a subsidiary of the Bank, Bank Leumi USA approved its financial statements as at 30 June 2007.

See attached Notice in this regard

Date and time at which the corporation first became aware of the event or matter:
1 August 2007 at 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

BANK LEUMI USA®
MEMBER FDIC

Press Release

Contact: **Bank Leumi USA**
Leslie B. Kahle
917-542-2355
leslie.kahle@leumiusa.com

BANK LEUMI USA REPORTS SECOND QUARTER 2007 RESULTS

Net Income $6.4 Million
Total Assets $5.9 Billion
ROE YTD 7.15%

New York, NY, August 1, 2007 – Bank Leumi USA (BLUSA) today reported results for the second quarter of 2007 and for the six months ended June 30, 2007.

Net income for the quarter was $6.4 million compared with $2.6 million (adjusted) for the second quarter of 2006. The improvement in net income was primarily due to growth in the loan portfolio combined with increased revenues from private banking. Net income for the six months ended June 30, 2007 was $13.9 million compared with $5.3 million (adjusted) for the same period last year.[1]

Assets at June 30, 2007 of $5.9 billion were $155 million higher than the assets at December 31, 2006, reflecting growth in both the loan portfolio and private banking revenue.

"We are pleased with our second quarter and six months financial results. Despite the challenges we continue to face in a very competitive market, we have seen an increase of 37% in net income (excluding the effects of the restatement of hedge accounting). We have maintained a strong balance sheet with high quality loans and investments. We believe that stabilizing interest rates, coupled with the addition of key business developers and improvements to our technology infrastructure will continue to positively impact our performance during the remainder of the year," stated Mr. Uzi Rosen, chief executive officer of Bank Leumi USA. "We are also pleased to announce the appointment of our new Chief Risk Officer, Raymond P. Cooney, who will be responsible for the overall risk management of the bank," he added.

Net Interest Income
Net interest income for the 6 months ended June 30 increased $5.4 million to $52.2 million compared to the same period of 2006. This is primarily attributable to growth in the loan portfolio.

Non-Interest Income
Non-interest income totaled $23.1 million for the first six months of 2007. This represents an increase of $13.3 million from the same period last year and was primarily due to an increase in fee income from private banking activities, reduction in the loss on trading derivatives, and recognition of a revaluation gain on CD's elected under Statement of Financial Accounting Standard ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities."

Non-Interest Expense
Non-interest expense totaled $54.5 million through June 30, 2007, an increase of $5 million or 10.0% compared to the same period last year. This increase is primarily due to higher employee related expenses and professional service fees.

Loans and Allowance for Loan Losses
The loan portfolio of $3.24 billion at June 30, 2007 was higher than the year end 2006 loan portfolio of $3.06 billion.

The Allowance for Loan Losses was $63.6 million as of June 30, 2007. This represents a ratio of 1.96% of total loans and is more than 5 times the level of non-performing loans.

Equity and Capital Adequacy
Shareholders' Equity was $439 million as of June 30, 2007, compared to $416 million as of year end 2006. This change is due to six months income of $13.9 million, an adjustment to opening retained earnings at January 1, 2007 of $5.9 million, net of tax, related to adoption of SFAS 159, and the reversal of unrealized losses on available for sale securities, net of tax, for $3.1 million.

The bank's tier 1 risk-based, total risk-based and leverage capital ratios were 8.43%, 11.30% and 7.36%, respectively, as of June 30, 2007, and remain in excess of regulatory requirements.

Bank Leumi USA is an FDIC-insured commercial bank that provides financial services to middle-to upper-middle market firms, international businesses, and not-for-profit organizations through offices in New York, Illinois, California and Florida. BLUSA offers U.S. and international private banking services as well as a full range of securities and insurance products through its brokerage subsidiary, Leumi Investment Services Inc. BLUSA is the largest subsidiary of the Leumi Group, founded in 1902.

[1]Adjusted for the correction of an error related to the "short cut" method of hedge accounting under SFAS No. 133 for certain Certificates of Deposit and related swap transactions entered into during the period 2002 through 2005 .

Bank Leumi USA
and Subsidiaries

Consolidated Statements of Financial Condition

(Dollars in Thousands)

	as of June 30, 2007	as of December 31, 2006
Assets		
Cash and Due from Banks	$ 30,710	$ 83,782
Federal Funds Sold	140,000	25,000
Time Deposits with Banks	225,500	25,500
Securities	1,997,014	2,287,466
Loans	3,244,065	3,063,162
Less: Allowance for Loan Losses	63,596	63,123
Loans – Net	3,180,469	3,000,039
Bank Premises and Equipment	20,473	21,744
Other Assets	311,284	307,151
Total Assets	**$ 5,905,450**	**$ 5,750,682**
Liabilities		
Non-interest Bearing Deposits	$ 423,862	$ 493,384
Interest-Bearing Deposits	4,530,426	4,293,479
Other Borrowings	250,000	310,000
Other Liabilities	161,813	137,335
Long-Term	100,000	100,000
Shareholders' Equity	**439,349**	**416,484**
Total Liabilities and Shareholders' Equity	**$5,905,450**	**$5,750,682**

File No.

Bank Leumi USA
and Subsidiaries

Consolidated Statements of Income

(Dollars in Thousands)

	For the six months period ended June 30, 2007	June 30, 2006*
Interest Income	$ 163,770	$ 147,810
Interest Expense	111,561	100,956
Net Interest Income	52,209	46,854
Non-Interest Income	23,060	9,714
Non-Interest Expense	54,457	49,500
Income before Income Taxes	20,812	7,068
Income Tax Expense	6,927	1,792
Net Income	**$ 13,885**	**$ 5,276**

*Adjusted for the correction of an error related to the "short cut" method of hedge accounting under SFAS No. 133 for certain Certificates of Deposit and related swap transactions entered into during the period 2002 through 2005.

File No.

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

9 August 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Financial Statements – Bank Leumi (UK)

Bank Leumi le-Israel B.M. announces that a subsidiary of the Bank, Bank Leumi (UK), approved its financial statements as at 30 June 2007. The following are the main aspects of the results, as published by Bank Leumi (UK):

Profit after tax was £6.6 million, 19% higher than the £5.5 million achieved for the same period in 2006. The annualised post-tax return on equity amounts to 15.9% - a significant achievement and a record level of return.

Total income increased by 18% to £19.2 million, compared with £16.3 million for the same period in 2006, driven by increases in both interest and non-interest income.

Customer lending and deposits also reached record levels:

- Lending to customers was £904 million as at 30 June 2007. This represents an increase of 18% over the £768 million at the same date in 2006, and an increase of 15% over the £788 million at 31 December 2006.

- Customer deposits reached £1,187 million, which is an increase of 20% compared with £992 million as at June 2006, and an increase of 14% over the £1,044 million recorded as at 31 December 2006.

(In line with generally accepted accounting principles, the balance sheet and profit and loss account are presented in accordance with recent standards issued by the Accounting Standards Board as part of its convergence with IFRS. Therefore in the current period Bank Leumi (UK) has adopted FRS23, and the applicable aspects of FRS25 and FRS26.

Advantage has been taken of the exemption in FRS25 and FRS26 not to restate comparative information and care should therefore be taken when interpreting comparisons between 2006 and 2007.)

(The interim figures quoted above are unaudited. The financial information relating to the year ended 31 December 2006 was extracted from the latest financial statements which have been filed with the British Registrar of Companies. The report of the auditors on these financial statements was unqualified and did not contain a statement under section 237 of the English Companies Act 1985. The financial information summarised above does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985).

Date and time at which the corporation first became aware of the event or matter:
9 August 2007 at 12:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

19 August 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Arab Israel Bank – Half Yearly Report

Bank Leumi le-Israel B.M. (the "Bank") announces that a subsidiary of the Bank, Arab Israel Bank Ltd. ("Arab Israel Bank") today published its unaudited financial statements for the first half of 2007.

Net profit of Arab Israel Bank amounted to NIS 47.1 million in the first half of 2007, compared with net profit of NIS 32.3 million in the corresponding period of 2006 – an increase of 45.8%.

Net return on shareholders' equity for the reporting period amounted to 28.3% on an annual basis, compared with 20.1% in the corresponding period in 2006.

Net interest income before provision for doubtful debts amounted to NIS 104.7 million in the reporting period, compared with NIS 98.8 million in the corresponding period in 2006 – an increase of 6.0%.

Provision for doubtful debts amounted to NIS 3.2 million in the reporting period, compared with NIS 4.3 million in the corresponding period in 2006 – a decrease of 25.6%.

Operating and other income amounted to NIS 46.2 million in the reporting period, compared with NIS 40.2 million in the corresponding period in 2006 – an increase of 14.9%.

Total income of Arab Israel Bank (less the provision for doubtful debts) amounted to NIS 147.7 million in the reporting period, compared with NIS 134.7 million in the corresponding period in 2006 – an increase of 9.7%.

Date and time at which the corporation first became aware of the event or matter:
19 August 2007 at 8:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

File No.

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

21 August 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Leumi Card – Financial Statements

Bank Leumi le-Israel B.M. (the "Bank") announces that a subsidiary of the Bank, Leumi Card Bank Ltd., today published its financial statements for the first half of 2007.

- Net profit amounted to NIS 43 million in the first half of 2007, an increase of 13% compared with the corresponding period in 2006.
- Profit for the second quarter of 2007 amounted to NIS 26 million, an increase of 24% compared with the corresponding period in 2006.
- Total income in the first half of 2007 amounted to NIS 317 million, an increase of 15% compared with the corresponding period in 2006.
- The scope of Leumi Card's credit increased by 48% compared with the corresponding period in 2006, and reached NIS 1.08 billion.
- The overall number of cards reached 1.4 million cards, an increase of 16% compared with the corresponding period in 2006.
- The number of non-bank affiliated cards amounted to 241,000 cards, an increase of 137% compared with the corresponding period in 2006.

Scope of activity of Leumi Card cardholders in the first half of the year amounted to NIS 17.4 billion, an increase of 13% compared with the corresponding period in 2006 (data of the Central Bureau of Statistics for the credit card sector indicate an increase of some 10% in this period).

The scope of clearing for businesses reached NIS 17.1 billion, an increase of 12% compared with the corresponding period in 2006. A significant increase was recorded with the addition

of some 2,000 businesses to MasterCard clearing, following the opening of the market to competition in this regard. The total number of businesses clearing with Leumi Card increased by 5% to 41,000.

Total assets reached NIS 5.35 billion, an increase of 19% compared with the corresponding period in 2006.
Net interest income amounted to NIS 23 million, an increase of 53% compared with the corresponding period in 2006, and is explained by an increase of 49% in credit to private customers to NIS 539 million, and an increase of 48% in commercial credit (including deductions and advance payments) to NIS 540 million.

Date and time at which the corporation first became aware of the event or matter:
21 August 2007 at 11:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

22 August 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Sale of Conglomerate

Further to the Immediate Report filed on 5 July 2007, Bank Leumi le-Israel B.M. (the "Bank") announces that following discussions regarding the holdings of the Bank in real (non-banking) holding companies, and in light of the Bank of Israel's position (and subject to the continuance of the current discussions with the Bank of Israel in this regard, wherein the Bank disagrees with the Bank of Israel's position), the Bank intends (as of the date of this decision) to attempt to sell its holdings in Paz Oil Company Ltd. (15.63% of the share capital and voting rights – 15.24% on a fully-diluted basis); this being subject to the conditions, the circumstances and additional examinations and taking into account the timetables set by the Bank of Israel (namely, by 30 June 2009), and subject to there being no change in the dates set or position of the Bank of Israel.

Date and time at which the corporation first became aware of the event or matter:
21 August 2007 at 19:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

30 August 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Terms of Retirement of Senior Office Holder

Bank Leumi le-Israel B.M. (the "Bank") announces as follows:

1. Further to the notice of Mr. Yona Fogel, of 30 August 2007, that he is resigning from the Bank, the Audit Committee and thereafter the Board of Directors of the Bank, approved the granting of a special bonus to Mr. Fogel upon his resignation from the Bank, in the amount of NIS 2.5 million (the "Special Bonus").

2. The terms of Mr. Fogel's retirement from the Bank were presented to the Audit Committee and Board of Directors, as set out in his personal employment contract with the Bank, as well as the data and financial implications of the terms of retirement and the Special Bonus proposed to be paid to Mr. Fogel. In addition, there were presented to the Audit Committee and Board of Directors the terms of retirement of members of the Management over the last few years, the terms of voluntary retirement from the Bank, and data regarding retirement bonuses of senior executives in Israel in recent years (according to public reports).

3. The Special Bonus will be paid to Mr. Fogel in addition to the retirement benefits to which he is entitled pursuant to his personal employment contract of January 2004, which include 100% severance pay, monies accumulated in the retirement fund (which include both employee and employer contributions), 6 months' advance notice and one month's advance notice in respect of jubilee vacation. The value of Mr. Fogel's said retirement benefits according to the personal employment contract amount to some NIS 5.464 million.

4. Payment of the special bonus is conditional on the extension of Mr. Fogel's non-competition period beyond that determined in his personal employment contract, until 1 June 2009, and the execution of a claims waiver in a form acceptable to the Bank's legal advisors, which includes both the Bank and Group subsidiaries.

5. The Audit Committee and thereafter the Board of Directors also resolved that Mr. Fogel will be entitled to exercise the options to which he is entitled pursuant to the outline of the option program of the Bank's employees, as if he had not resigned from the Bank.

6. Rationale of the Audit Committee and the Board of Directors regarding payment of the Special Bonus to Mr. Fogel:

   6.1 When approving the payment of the Special Bonus, and determining its amount, the Audit Committee and Board of Directors took into account Mr. Fogel's agreement to extend the non-competition period determined in his personal employment contract until 1 June 2009, and the facts that Mr. Fogel has served the Bank for some 26 years, during 12 of which he was a member of the Management of the Bank, and that during his term of service with the Bank Mr. Fogel successfully filled a long series of positions; Mr. Fogel contributed to the business and activities of the Bank and its principal subsidiaries, including the Arab Israel Bank Ltd., Leumi Mortgage Bank Ltd. and especially the Bank's credit card company – Leumi Card Ltd. In addition, Mr. Fogel held the position of Head of the Banking Division for last few years, and led the Bank's preparations for entering the pension counseling field.

   6.2 It should be noted that Mr. Fogel is not entitled to any bonuses and/or other benefits whatever in respect of the termination of his roles with the Bank's subsidiaries, including that of Chairman of the Board of Directors of Leumi Card Ltd.

Date and time at which the corporation first became aware of the event or matter:
30 August 2007 at 17:40.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

3 September 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Interested Persons in Bank Leumi

Bank Leumi le-Israel B.M. (the "Bank") announces as follows:

Otsar Hityashvuth HaYehudim B.M. ("OHH") together with J.C.T. Trust Co. Ltd. ("JCT" – an Interested Person in OHH) together held until now 5.07% of the share capital and voting rights in the Bank.

JCT notified the Bank that pursuant to the Assets of Holocaust Victims (Restitution to Heirs and Endowment for the purpose of Assistance and Commemoration) Law, 2006, it has today transferred NIS 1,361,100 par value stock of the Bank to the Tracing and Return of Property of Holocaust Victims Company Ltd. Consequently, the joint holdings of OHH and JCT have fallen below 5%, and therefore the companies have ceased to be Interested Persons in the Bank.

Date and time at which the corporation first became aware of the event or matter:
3 September 2007 at 12:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

File No.

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

7 October 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that on 30 September 2007, there was a change in the amount of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
Redemption (partial) of Subordinated Capital Notes (Series A)

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Number	Amount of the Change	Executed through the Stock Exchange Clearing House
30 September 2007	Redemption	Subordinated Capital Notes (Series A)	6040075	106,838,183	Yes

2.a. Status of the Share Capital of the Corporation following the Change:

Name and Type of Share	Tel Aviv Stock Exchange Number	Amount of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in the Last Report	Current Amount
Leumi	604611	1,715,000,000	1,414,232,680	1,414,232,680

b. Status of Other Securities of the Corporation:

Number of the Security	Name of the Security	Amount in the Last Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	320,514,505	213,676,322	No
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	84,853,960	84,853,960	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders and register of note holders is available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The options (Leumi Options 01/06) issued on 14 February 2006 are exercisable into 84,853,960 ordinary shares of the Bank; half at the end of two years from 14 February 2006, and half between said date and the end of three years from 14 February 2006.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

30 August 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. First Name: Yona
   Surname: Fogel
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 052102001
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: First Executive Vice President, Member of Management and Head of Banking Division.

3. Date on which tenure ceased or will cease: 30 September 2007
   Date on which tenure began: 1 September 1994

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: Resignation.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

8. Did the Company view the Director who is retiring as possessing accounting and financial expertise? N/A

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: Date: 30 August 2007 Time: 17:40

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

25 September 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. First Name: Dan
   Surname: Meiri
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 001690742
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: Executive Vice President

3. Date on which tenure ceased or will cease: 1 October 2007
   Date on which tenure began: 1 April 2001

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: End of tenure.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

8. Does the Company view the Director who retired as possessing accounting and financial expertise? N/A

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: Date: 25 September 2007 Time: 13:00

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

File No.

Leumi Consolidated Financial Statements

30 June 2007

לאומי
leumi

Bank Leumi le-Israel B.M. and its Consolidated Companies
Condensed Financial Statements as at 30 June 2007 (unaudited)

Index

A. General Developments in the Group's Business

The Directors' Report has been prepared in accordance with the public reporting directives of the Supervisor of Banks. The principles applied in preparing the interim reports are consistent with the principles used in preparing the Annual Report as of 31 December 2006. The interim reports should be read in conjunction with the Annual Report for 2006.

Description of the Leumi Group's Business Activities and their General Development

Total assets under the management of the Group (balance sheet items, customers' securities portfolios, and provident and supplementary training funds) amounted to some NIS 775 billion at the end of June 2007, as compared with NIS 695 billion at the end of 2006, an increase of some 11.5%.

Net profit of the Group in the first half of the year totaled NIS 1,830 million, compared with NIS 1,490 million in the corresponding period in 2006, an increase of 22.8%. The increase in net profit resulted from an increase in net operating profit, which was partially offset by a decrease in net profit from extraordinary items that amounted to NIS 259 million, resulting from the sale of some of the provident funds, as compared with a profit of NIS 723 million during the corresponding period in 2006, arising from the sale of some of the non-banking (real) holdings. For further details, see below.

Net operating profit in the first half of the year totaled NIS 1,571 million, compared with NIS 767 million in the corresponding period of 2006, an increase of 104.8%, while net operating profit in the second quarter of the year amounted to NIS 913 million, compared with NIS 367 million in the corresponding period in 2006, an increase of 148.8%.

The increase in net operating profit is explained primarily as the result of a decrease in special salary expenses, which amounted to NIS 124 million, compared with NIS 529 million in the corresponding period in 2006, a reduction in provisions for doubtful debts, an increase in the Bank's income and an improvement in the profitability of a number of subsidiaries in Israel and abroad. On the other hand, there was a reduction in the profits of companies included on the equity basis.

Net profit per share in the first half of 2007 was NIS 1.29, compared with NIS 1.05 in the corresponding period in 2006 and NIS 2.50 in all of 2006.

Based on data of the banking system as at 31 March 2007, as published by the Bank of Israel, the Leumi Group's share out of the five largest banking groups was as follows:

	31.3.2007	31.12.2006	31.12.2005	31.12.2004
	in %			
Total assets	29.9	30.2	30.2	30.0
Credit to the public	30.0	29.9	30.3	29.9
Deposits of the public	30.1	30.6	30.5	30.3
Operating profit before tax	35.6	27.7*	30.4	34.0
Net operating profit	35.6	25.8*	30.7	34.1

* The decrease in the Group's share arises mainly from the volume of extraordinary salary expenses, of which some half arises from the privatization.

Control of the Bank

On 30 June 2007, the State of Israel held 11.94% of the issued share capital of the Bank (fully diluted – 11.26%) and 19.78% of the voting rights in the Bank (fully diluted – 18.66%).

Sale of Shares in the Bank by the State

On 15 November 2005, the Bank was informed by M.I. Holdings Ltd. ("MIH") that, further to the procedure for the sale of up to 20% of the shares of the Bank held by the State, which was published by the Accountant-General of the Ministry of Finance and MIH on 14 September 2005, Barnea Investments B.V. ("Barnea") had been chosen as the preferred bidder. Barnea was incorporated in the Netherlands, and is a wholly owned subsidiary of Barnea S.A.R.L., which was incorporated in Luxembourg, and which is held jointly and indirectly by Stephen Feinberg and Ezra Merkin, through the Cerberus and Gabriel private investment fund groups which are controlled by Mr. Feinberg and Mr. Merkin respectively.

The sale was completed on 24 November 2005 (the "Closing Date"), when Barnea paid some NIS 2.474 billion for 9.99% of the Bank's share capital (NIS 17.51 per share), together with interest, a total of some NIS 2.475 billion.

Of the shares purchased, shares representing 4.99% of the Bank's share capital are being held in trust and Barnea and the trustee have signed a power of attorney empowering the committee appointed pursuant to Section 12 of the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "Committee"), including whoever succeeds it in this capacity, as provided under the said Law, or any other person whom the Minister of Finance shall empower, to (1) participate and vote at all meetings of the Bank by virtue of the said shares and (2) to exercise the right to appoint directors in the Bank with respect to all the shares of the Bank held by Barnea.

The government also granted Barnea an option to purchase a further 10.01% of the capital of the Bank, pursuant to the provisions of the option agreement signed between the government, MIH and Barnea on 23 November 2005 (the "Option Agreement"), and conditional, *inter alia*, on their having obtained all necessary permits from the Bank of Israel and the other relevant supervisory bodies in Israel and overseas for the purchase of the shares and control of the Bank. The option, which took effect from the Closing Date, was exercisable 180 days after the Closing Date, subject to an extension of up to an additional 12 months under certain conditions. On 24 May 2006, MIH advised the Bank that, on the same day, an application had been received from Barnea requesting the extension of the exercise period of the said option for an additional 12 months, until 24 May 2007, and that in said application, Barnea stated, *inter alia*, that they had filed a request with the Bank of Israel for a permit to control the Bank. On 6 July 2006, MIH announced that the date for the exercise of the option had been deferred to 24 May 2007.
The price per share for exercising the option was fixed at NIS 14.70, bearing annual interest of 2%, both price and interest being linked to the CPI and subject to certain adjustments as detailed in the Option Agreement, including in respect of dividends distributed by the Bank, such being linked to the CPI and bearing interest.

On 21 May 2007, the Bank was provided by MIH with a copy of the letter of Minister Rafi Eitan to the representative of Barnea, in response to the application of Barnea for an additional extension of the exercise period of the option.

The text of the letter is as follows:

"Re: Application of Barnea Ltd. for an Extension for the Exercise of the Option to Purchase Shares of Bank Leumi le-Israel B.M.

With regard to your applications in the above matter, I hereby notify you that by virtue of the authority of the Minister of Finance in accordance with the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993, that has been transferred to me, and following my examination and consideration of the matter with all those concerned, I have reached the conclusion that circumstances justifying the granting of any extension for the exercise of the said option did not exist in this case, and therefore I am not approving your request."

The option therefore expired on 24 May 2007. According to the conditions of the sale procedure, Barnea is required to sell at least 4.99% of the shares of the Bank (of the 9.99% that it purchased) within a year. The State has undertaken that on the expiration of the option as mentioned, it will refrain from selling its remaining shares in the Bank during a period of 90 days from the date of expiration of the option.

For details regarding the issue of options to employees see page 5.

Capital Resources and Transactions in the Shares of the Bank

Shareholders' Equity of the Group as at 30 June 2007 amounted to NIS 19,648 million, compared with NIS 17,491 million at the end of 2006, an increase of 12.3%. The increase in shareholders' equity derives mainly from the profit for the first half of the year, and from changes in adjustments in respect of the presentation of securities available for sale according to their fair value.

The securities portfolio (nostro) is mainly composed of government debentures, which generally represent the use of raised sources and the available capital. Most of the securities portfolio is classified as securities available for sale and is included in the balance sheet on the basis of fair value. The income is recorded in the profit and loss statement on an accrual basis, and the difference between the value on an accrual basis with regard to debentures and on a cost basis with regard to shares and the fair value is recorded directly in a separate item in shareholders' equity, after the deduction of the effect of related taxes.
As a result of adjustments in respect of presentation of securities available for sale according to fair value, a net increase in value of NIS 195 million was recorded in shareholders' equity in the first half of the year, compared with a net increase of NIS 69 million in the corresponding period in 2006 (all these amounts are stated net of related taxes).

The total net accrued balance of adjustments of securities held in the available for sale portfolio to market value as of 30 June 2007 amounted to NIS 818 million (after the effect of taxes).

According to the principles of the capital adequacy computation, the balance in respect of adjusting securities to fair value does not affect the capital computation for the purpose of the minimum capital ratio, save for losses that have not yet been realized from adjustments to fair value of shares available for sale less the effect of taxes.

Shareholders' Equity relative to Total Assets on 30 June 2007 reached 6.6%, compared with 6.0% on 31 December 2006.

Shareholders' Equity relative to Risk Assets reached 11.89% on 30 June 2007, compared with 11.56% on 31 December 2006. This ratio is higher than the minimum ratio of 9% set by the Supervisor of Banks. The ratio of Tier I capital to risk assets reached 7.78% on 30 June 2007, compared with 7.53% at the end of 2006.

The improvement in the capital adequacy ratios derives primarily from the profits accumulated during the first half of the year.

Issue of Subordinated Capital Notes

In March 2007, the subsidiary Leumi Finance Company Ltd. issued subordinated capital notes in the amount of NIS 428.4 million, bearing an annual interest rate of 4.1%, linked to the CPI and in May 2007, it issued an amount of NIS 514.5 million, bearing an annual interest rate of 4.1%, linked to the CPI; a total of some NIS 943 million was issued.

Leumi Finance Company published a shelf prospectus on 8 August 2007. The prospectus will be open and will enable offerings of subordinated capital notes and/or debentures to be made during a period of 24 months. Additionally, the prospectus makes it possible to list for trading the Series G subordinated capital notes (issued in March and May 2007, as described above) which have been recognized by the Supervisor of Banks as part of the Bank's Tier II capital.

Issue of Options to Employees

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to eligible employees, as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted. The balance of options as at 30 June 2007 was 84,135,948. The said options are subject to all the provisions of the Outline, including:

1. The options are exercisable in two equal tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.
2. The options were issued to the employees free of consideration.
3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (the amounts being linked to the CPI), bonus shares and the bonus element of rights issues, should there be any. The adjusted exercise price as of 30 June 2007 was NIS 10.995.

In respect of the issue of the said options, the Bank records salary expenses in accordance with the fair value of the options with the addition of salaries tax and national insurance contributions. This expense is recorded as a salary expense in the Bank's financial statements over a period of two years from the date of allotment.

During the first half of the year, the Bank recorded some NIS 130 million as salary expenses in its profit and loss statement, as compared with some NIS 88 million during the corresponding period in 2006.

Distribution of Dividends

A. Dividend Policy for 2006-2007

On 29 March 2006, the Bank's Board of Directors resolved to establish the following dividend policy:

It is the intention of the Board of Directors to recommend to the General Meeting the distribution of an annual dividend, for the years 2006 and 2007, in an amount constituting at least 50% of the net annual distributable profit of the Bank, should there be no adverse change in the profits of the Bank and/or in its business and financial position and/or in the general position of the economy and/or in the legal and fiscal environment.

All dividend distributions will comply with the provisions of the Companies Law, 1999, which provides, *inter alia*, that the Bank may make a distribution out of its profits provided that there is no reasonable concern that the distribution will prevent the Bank from meeting its present and anticipated obligations, when they become due. Moreover, the Bank is required to comply with the limits laid down by the Supervisor of Banks such as: a minimum capital ratio of not less than 9%, compliance with the requirements of Section 23A of the Banking (Licensing) Law, 1981, which set limits on the percentage of equity that a banking corporation may invest in non-banking (real) corporations, and also compliance with the limits determined by the Supervisor of Banks regarding granting credit as a percentage of equity and the limits he set regarding dividend distributions, such as: no dividend will be distributed if the non-monetary assets exceed equity or if the dividend distribution will cause such a situation; no dividend will be distributed out of capital reserves or positive differentials arising from the translation of the financial statements of autonomous overseas units; or where one or more of the last three calendar years ended with a loss.

The aforementioned policy declaration does not constitute any undertaking towards any third party (including concerning the dates of payment of the dividend or the rates of dividends in the future).

Certain declarations appearing above in this section contain "forward-looking information". For the meaning of this term, see the section "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors Report" on page 12 below.

B. Dividend for 2006

The Special General Meeting of Shareholders convened on 14 February 2007 approved the Board of Directors' recommendation of 24 December 2006 regarding the distribution of a cash dividend at the rate of some 101.6% of the net profit for the first nine months of 2006 (some NIS 2.5 billion), at the rate of 176.8% of the paid-up capital. The dividend constitutes 70.7% of the net profit for 2006.

The dividend was paid on 28 February 2007 to shareholders of record on 15 February 2007 (the record date). The stock traded "ex" dividend on 18 February 2007. The dividend was at the rate of NIS 1.768 for every ordinary share of NIS 1.0 par value.

Bank Leumi le-Israel B.M. and its Subsidiaries and Affiliates

Principal Data of the Leumi Group

	First Half 2007	First Half 2006	Year 2006
Income, Expenses and Profit (NIS millions):			
Net interest income before provision for doubtful debts	**3,602**	3,441	6,922
Provision for doubtful debts	**49**	386	933
Total operating and other income	**2,121**	(g) 1,960	(g) 3,881
Total operating and other expenses	**3,288**	(g) 3,706	(g) 7,267
Of which: Costs of Voluntary Retirement	**1**	5	175
Operating profit before taxes	**2,386**	1,309	2,603
Provision for taxes	**896**	638	1,320
Net operating profit	**1,571**	767	1,454
After-tax net profit (loss) from extraordinary items	**259**	723	2,080
Net profit for the period	**1,830**	1,490	3,534
Proposed dividend	**-**	-	2,500
Net profit per share (in NIS)	**1.29**	1.05	2.50
Assets and Liabilities at End of Period (NIS millions):			
Total assets	**296,979**	(f) 275,946	289,341
Credit to the public	**193,944**	(f) 181,941	183,800
Securities	**45,323**	47,787	46,375
Deposits of the public	**236,521**	219,372	231,823
Shareholders' equity	**19,648**	17,351	17,491
Major Financial Ratios in Annual Terms (%):			
Credit to the public / Total assets	**65.4**	(f) 65.9	63.5
Securities / Total assets	**15.3**	(f) 17.3	16.0
Deposits of the public / Total assets	**79.7**	(f) 79.5	80.1
Shareholders' equity (excluding minority interest) / Total assets	**6.6**	(f) 6.3	6.0
Shareholders' equity / Risk assets (a)	**11.89**	12.1	11.56
Tier I capital / Risk assets	**7.78**	7.86	7.53
Net profit / Shareholders' equity (excluding minority interest) (c) (d)	**21.0**	18.5	20.1
Net operating profit / Shareholders' equity (excluding minority interest) (c) (d)	**17.9**	9.3	8.3
Rate of tax provision from the profit	**37.6**	48.7	50.7
Provision for doubtful debts / Credit to the public (d)	**0.05**	(f) 0.42	0.51
Provision for doubtful debts / Total credit risk (d)	**0.03**	0.29	0.34
Net interest income before provision for doubtful debts / Total assets (d)	**2.44**	(f) 2.51	2.39
Total income / Total assets (b)	**3.89**	(f) 3.95	3.73
Total income / Total assets managed by the group (b) (d) (e)	**1.48**	(f) 1.67	1.55
Total operating and other expenses / Total assets (d)	**2.23**	(f) 2.70	2.51
Total expenses / Total assets managed by the group (d) (e)	**0.85**	(f) 1.14	1.04
Net profit / Total average assets (d)	**1.26**	(f) 1.08	1.29
Net operating profit / Total average assets (d)	**1.08**	(f) 0.55	0.53
Financial margin including income and expenses from derivative financial instruments	**1.46**	(f) 1.83	1.85
Operating expenses (excluding costs of voluntary retirement) / Total income (b)	**57.5**	68.5	(g) 65.7
Operating and other income / Operating and other expenses (excluding costs of voluntary retirement)	**64.5**	(g) 53.0	54.7
Operating and other income / Total income (b)	**37.1**	(g) 36.3	35.9

(a) Shareholders' equity - plus minority interest and less investments in the capital of companies included on the equity basis and various adjustments.
(b) Total income - net interest income before provision for doubtful debts plus operating and other income.
(c) Shareholders' Equity – at the beginning of the period.
(d) On an annual basis.
(e) Includes off-balance sheet activities.
(f) As a result of the change to the Directives of Bank of Israel with regard to open credit card transactions, which are now recorded as credit to public, the data was restated.
(g) Reclassified

B. Other Information

Principal Developments in the Economy*

General

During the first half of 2007, the economy experienced rapid growth and expanded at the rate of some 5.0% in comparison with the corresponding period in 2006; GDP increased at annual rate of some 6.1% during the second quarter of 2007. The rapid growth was accompanied by a decrease in unemployment, down to 7.6% of the civilian work force. The expansion included most branches of the economy, as well as the tourism sector which had been affected by the Second Lebanon War. The growth of the economy during the reported period was based on the expansion of domestic demand and on the growth of exports. The shekel's exchange rate, primarily its rate against the dollar, was more volatile than in the past, which obviously had an impact on inflation. The exchange rate developments let to an inflation rate during the past 12 months which was lower than the price stability target. Consequently, the Bank of Israel lowered the interest rate, down to 3.50% in June, in an attempt to improve the chances of bringing inflation within the target range. Following the sharp devaluation of the shekel between May and July of 2007, which led to an upward adjustment of the inflation forecasts, the Bank of Israel increased the interest to 3.75% at the end of July. Prices rose in the capital market during the first half of the year, both with respect to shares and debentures. The share indices peaked, and the yields to redemption of debentures, especially long-term debentures, reached their lowest point in recent years. This trend changed during July and continued in August, with declines in share and debenture prices being recorded, in light of the sharp drop in prices on the world's stock exchanges.

The Business Product and Economic Sectors

During the first half of 2007, Israel's business sector product expanded at a rapid real rate of some 5.5%, compared with the corresponding period in 2006, and during the year's second quarter, the sector expanded at an annual rate of some 7.4% in comparison with the first quarter of 2007. This increase was influenced by an expansion in most sectors of the economy. The Bank of Israel's companies' survey for the second quarter of 2007 indicates a continued upswing in economic activity which is expected to continue in the third quarter as well. The increase in activity in the second quarter was recorded in all sectors, and resulted from increases in both exports and local activities, with the construction and hotel industries experiencing more modest expansion than the other sectors.

During the first six months of the year, overnights in hotels fell by some 2% compared with the corresponding period in 2006, due to a reduction of some 4% in the number of tourists' hotel nights spent, primarily as a result of the effect of the Second Lebanon War which began in July of 2006. Nevertheless, there has been significant improvement with respect to incoming tourism since the beginning of this year, and during the second quarter of 2007 the total number of hotel nights (Israelis and tourists) reached, based on seasonally adjusted data, a level similar to that of the second quarter of 2006.

The State Budget and its Financing

During the first six months of 2007 there was a surplus in the State Budget of some NIS 5.6 billion, compared with a target deficit for all of 2007 of some NIS 18.7 billion (representing

* Data sources: publications of the Central Bureau of Statistics, the Bank of Israel, the Ministry of Finance and the Tel Aviv Stock Exchange

2.9% of the GDP). The budget surplus is explained, *inter alia*, by the significant increase in tax revenues, which grew by some 7.5%, in real terms, in comparison with the corresponding period in 2006, mostly as a result of the impact of the rapid growth in revenues from direct taxes. The Ministry of Finance figures indicate that since the beginning of the year, taxes collected have exceeded the amount included in the original budget by more than NIS 7 billion.

Foreign Trade, Capital Flows and Exchange Rates

During the first six months of the year, Israel's trade deficit amounted to some US$ 3.5 billion, an increase of some 6% as compared with the deficit in the corresponding period in 2006, with both exports and imports experiencing double-digit increases. However, there has been a slowdown in the development of industrial exports (a significant component of total exports of goods) during the past months, especially in the area of high technology exports. In contrast to the marked slowdown in exports, there has been a continued expansion of all types of imports, although the pace of expansion has slowed somewhat. These data have led to an increase in the trade deficit (after excluding ships, airplanes, diamonds and energy materials) during the second quarter of the year as compared to the first quarter, up to the highest level it has been in recent years.

During the reported period, the volume of net outward capital flows – i.e., investments abroad made by Israeli residents, which exceeded investments made by foreign residents in Israel – totaled some US$ 4.9 billion. A review of the direct investment component of foreign investment in Israel, which reflects long-term investment, with respect to the first half of 2007, indicates an investment of some US$ 3.7 billion (more than US$ 7 billion in annualized terms). Thus, it appears that 2007 will be a peak year in terms of the scope of direct investment (which was higher only in the exceptional year of 2006). The continued trend towards increased investment abroad by institutional investors, from US$ 3.1 billion and US$ 3.3 billion in 2005 and 2006 respectively, to some US$ 2.4 billion (some US$ 4.8 billion, in annual terms) during the first six months of 2007, is also remarkable. This trend reflects a desire on the part of these investors to spread risks within their investment portfolios, especially in light of the sharp increases in the prices of securities on the Tel Aviv Stock Exchange during the first half of the year.

During the first half of 2007, the shekel was slightly weakened against the dollar - by some 0.6%, with its exchange rate experiencing increased volatility as compared to previous years. Thus, during the month of May, the exchange rate reached NIS 3.93 to the dollar and during June it reached NIS 4.29 to the dollar – a devaluation of more than 9%. Apparently, the positive background conditions of the Israeli economy – which include the surplus in the current account of the balance of payments and the rapid growth of the economy, alongside the weakening of the dollar throughout the world, have worked to strengthen the shekel, while outgoing capital flows, which are affected by both local and external factors, have worked to weaken it. The dollar continued to strengthen against the shekel during July, at a rate of some 1.3%, while in August it weakened again.

Inflation and Monetary Policy

During the first half of 2007, the Consumer Price Index (CPI) rose by 1.0%, while in the 12 months ending June 2007, its decrease totalled some 0.7%. The CPI's moderate increase was influenced both by the strengthening of the shekel, primarily against the dollar, while the shekel's weakening (since the middle of May) had only a partial impact on the CPI for the second quarter of the year. In July, the CPI rose by 1.1%.

During the period of January to June 2007, the Bank of Israel reduced the interest rate from 5.0% in December 2006 to 3.5% in June 2007. These reductions were made against the background of the pace of the CPI's increase, which was lower than the price stability target

of 1% to 3%. The purpose of the gradual interest rate reductions was, according to the central bank's estimation, to increase the chances of returning inflation to the target range (1% -3%) by the end of 2007. The interest decision for August increased the interest rate by 25 basis points to 3.75%. This change in direction resulted from, *inter alia*, the inflation data for the month of June, which were higher than expected, from the Bank of Israel's calculations that domestic prices had risen at a rate higher than the upper limit of the price stability target, and from an upward revision of inflation forecasts. The economy's continued rapid growth, the expectations of the capital market and private forecasters and the Bank of Israel's models which indicated an expectation of increased interest rates through the end of the year, also supported the raising of the interest rate.

The Capital Market

The share and convertible securities index rose by some 22.1% during the first half of the year, with sharp increases in prices in both the first and second quarters, of some 10.1% and 10.9% respectively. This was a result of the continued rapid growth of the economy, which was expressed in corporate profits, along with positive background conditions which included a trend of lowering interest rates, both short-term and long-term. Rising prices on world stock exchanges also contributed to the positive trend. Towards the end of July, under the influence of sharp drops in stock market prices throughout the world resulting from the crisis in the sub-prime mortgage market in the United States, the Tel Aviv Stock Exchange also recorded sharp declines which continued through August, along with increased market volatility. The average daily trading volume for shares and convertible securities both on the stock exchange and off of it increased at a significant rate of some 40% and came to some NIS 2.03 billion, in January through June, in comparison with some NIS 1.45 billion in 2006. The increase in capital market activity was also reflected in an increase in income from customers' securities operations from some NIS 358 million in January through June of 2006 to some NIS 441 million in the first six months of 2007, an increase of 23.2%.

During the first six months of the year, the CPI-linked government debentures index rose by some 5.3%, while the unlinked fixed-interest government debentures index rose at a rate of some 2.6%, while during May, the yields to redemption of long-term (8 years) CPI-linked debentures dropped to an all-time low of 2.9%. This drop was a result of, *inter alia*, the reduction of government issues resulting from the surplus in the government budget. In July and August 2007, following the crisis in the financial markets, particularly in the United States, the yields to redemption of CPI-linked debentures rose, to 3.8% towards the end of August.

Financial assets of the public

During the first six months of 2007, the size of the portfolio of financial assets held by the public grew by some 10.2% (an increase of some NIS 190 billion), and at the end of June reached more than NIS 2 trillion, more than half of the portfolio's increase arising from the increased value of the shares held by the public in Israel and abroad. This increase has a positive influence on private consumption, by way of the "wealth effect." Apparently, the increased value of the portfolio was primarily the result of the significant appreciation of the value of the shares and debentures in it. The increase in the value of the shares increased the percentage of the portfolio represented by shares to more than 28%. Shares have only represented a similar level of holdings in recent years at the beginning of 2000 and the beginning of 1994, while during the past 15 years, equity assets have constituted between approximately 15% and 30% of the portfolio of the public's financial assets.

The total of the public's financial assets managed by the **Group** (deposits of the public, debentures and capital notes, securities portfolios including mutual funds and also provident

funds and supplementary training funds) amounted at the end of June 2007 to some NIS 731 billion, compared with NIS 653 billion at the end of December 2006, an increase of 12%.

Bank Credit

During the first half of the year, bank credit to the public grew by some 2.1% (on the basis of monthly averages, including mortgage banks), though the increase took place entirely during the year's first quarter. During the second quarter of 2007, the amount of issues intended to be used as an alternative to bank credit increased and totaled during January-June (on the basis of Tel Aviv Stock Exchange data), some NIS 43-45 billion, according to the Bank's estimate. This is the equivalent of an increase in bank credit of some 7%. This rate of increase is significantly higher than that of the economy's growth and also reflects activities which do not directly impact, in the short-term, on economic activity in Israel, such as the acquisition of companies and the financing of Israeli companies' overseas operations.

At the end of June 2007, the **Bank's** credit to the public amounted to some NIS 132 billion, an increase of 5.1% compared with the end of 2006.

Credit Rating of the State of Israel and of Bank Leumi

On 14 February 2007, the S&P credit rating company announced that it was raising the credit rating outlook for the State of Israel from "stable" to "positive," against the background of improved economic and fiscal resilience to external shocks.

The Israeli "Midrug" credit rating company -- a strategic partner of Moody's – announced on 21 June 2007 that it had set a rating of Aaa for the Bank's deposits, debentures and capital notes, including a framework for additional issues in the amount of NIS 4 billion, which was given to Leumi Finance Company, the Bank's wholly owned subsidiary.

On 20 June 2007, the Israeli "Maalot" credit rating company – a strategic partner of S&P – set a rating of AAA for the Bank's subordinated capital notes and/or debentures issued by Leumi Finance Company, in the amount of NIS 5 billion, through June 30, 2008.

Below are details of changes in the CPI and in the exchange rates:

	For three months ended 30 June		For six months ended 30 June		For the year
	2007	2006	**2007**	2006	2006
In percentages					
Rate of increase (decrease) of the "known" CPI	**0.71**	1.16	**0.27**	1.26	(0.3)
Rate of increase (decrease) in the rate of the US dollar – nominal	**2.26**	(4.82)	**0.57**	(3.54)	(8.2)
Rate of increase (decrease) in the rate of the currency basket –nominal	**2.81**	(3.34)	**1.40**	(1.38)	(5.2)
Rate of increase (decrease) in the rate of the euro – nominal	**3.23**	(0.32)	**2.68**	3.62	2.2

The following table sets out the principal representative exchange rates:

	30 June 2007	31 March 2007	31 December 2006
US dollar	**4.249**	4.155	4.225
Euro	**5.713**	5.534	5.564
Pound Sterling	**8.507**	8.125	8.288
Swiss Franc	**3.450**	3.407	3.465

General Environment and the Effect of External Factors on Activities

Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report

The Directors' Report includes, in addition to data relating to the past, information that relates to the future, which is defined in the Securities Law, 1968 as "forward-looking information." Forward-looking information relates to a future event or matter, the realization of which is not certain and is not within the exclusive control of the Bank.

Forward-looking information is generally drafted using words or phrases such as "the Bank believes", "the Bank foresees", "the Bank expects", "the Bank intends", "the Bank plans", "the Bank estimates", "the Bank's policy", "the Bank's programs", "the Bank's forecast", "strategy", "aims", "likely to affect" and additional phrases testifying to the fact that the matter in question is a forecast of the future and not past facts.

Forward-looking information included in the Directors' Report is based, *inter alia*, on forecasts of the future regarding various matters related to economic developments in Israel and abroad, and especially to the foreign exchange and capital markets, legislation, directives of regulatory bodies, the behavior of competitors, technological developments and personnel issues.

As a result of the inability to foresee with certainty that these forecasts will be realized, and the fact that in reality events may turn out differently from those forecasted, readers of the Report should relate to information defined as "forward-looking" with caution, since reliance on such information involves risks and uncertainty and the future financial and business results of the Leumi Group are likely to be materially different.

The Bank does not undertake to publish updates of the forward-looking information included in this Report.

Capital Market Reform Legislation

On 10 August 2005, three laws relating to the capital market reform were published:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;

The Financial Services (Control) (Engagement in Pension Counseling and Pension Marketing) Law, 2005;

The Financial Services (Control) (Provident Funds) Law, 2005.

For details on the subject of the capital market reform legislation and its implications for the Bank, see Note 31 to the Annual Report for 2006 and Note 8 to the Financial Statements included in this Report.

Property of Holocaust Victims

In January 2005, the Parliamentary Committee of Enquiry Regarding the Tracing and Return of Property of Holocaust Victims (the "Committee") published its concluding report. The report indicates that assets of Holocaust victims that had been deposited with the Anglo-Palestine Bank were transferred to the British government's Custodian of Enemy Property, pursuant to the law that was in force at the time, or were returned to those entitled thereto or to the Administrator General. Nevertheless, the report recommended that the funds be revalued, together with retroactive linkage differentials, for the period in the past during which they were held by the Bank.

On 3 January 2006, the Assets of Holocaust Victims (Restitution to Heirs and Endowment for the purpose of Assistance and Commemoration) Law, 2006 (the "Law") came into effect. The Law provides that a party who holds, in Israel, assets of Holocaust victims (per the definition of such terms as they appear in the Law) must transfer them to the Tracing and Return of Property of Holocaust Victims Company Ltd. (the "Company"), which was established pursuant to the provisions of the Law, together with linkage differentials and interest in amounts determined by a special revaluating committee. The revaluating committee's report was delivered to the Bank, and appropriate provisions were made, as estimated by the Bank. The Bank is cooperating with the Company with the aim of bringing the matter to a speedy conclusion.

At the beginning of July 2007, the Bank appointed Supreme Court Justice (ret'd) Theodore Orr as an external examiner to carry out an independent and impartial investigation of the Bank's obligations pursuant to the Law, if any, and of the Bank's conduct regarding the assets of Holocaust victims, as such are defined in the Law. The Bank announced that it would provide the examiner with any assistance required.

Additionally, out of sensitivity to public sentiment and to demonstrate its goodwill, the Bank transferred the sum of NIS 20 million to the Company, to be used for making payments to the heirs of victims and to survivors during their lifetime, in accordance with the provisions of the Law and pursuant to appropriate criteria to be established by the Company, as required by the Law.

The Bank has notified the Company that if it is determined that the Bank is not obligated to make any payments whatsoever (which is the Bank's position), or that it is required to make a payment which is lower than that which has been paid, any balance of the amount will be considered to be a donation to be used for the above purposes. If it is determined that the Bank is required to pay amounts to Holocaust survivors or to the heirs of Holocaust victims which are higher than the amount that has been paid, then the Bank will set off the payment made (linked to the CPI and bearing interest) against the amount of the liability.

The Parliamentary Commission of Inquiry Regarding Bank Commissions and Legislation Regarding Commissions

In June 2007, the parliamentary Commission of Inquiry regarding bank commissions published its recommendations. The Commission recommended a number of measures, some of which are likely to have a short term impact, and others of which are likely to have an impact in the medium and long-term.

Short term – the Commission recommended legislative amendments according to which supervision of maximum rates of certain commissions would be carried out by the Bank of Israel. (At the same time, the Commission recommended that the banks come to a voluntary arrangement with the Supervisor, which would render the powers that the legislation confers upon the Bank of Israel unnecessary).

The Commission also recommended that a uniform list of retail bank services be established, with identical names for each commission.

The Commission recommended that the Bank of Israel order a significant reduction in the number of commissions charged in the retail banking sector (households, private customers and small businesses).

The Commission recommended that a number of models of current accounts be created, for which a single monthly management fee would be charged, and that controls be imposed on the price charged for management of a basic account, with a limited number of transactions per month.

The Commission also recommended the continuation of the policy of reducing the obstacles involved in moving from one bank to another, and of increasing public awareness in this regard.

Medium and long-term measures – the Commission recommended the adoption of a policy to increase competition. Such a policy would, *inter alia*, continue the development of the non-bank capital market by allowing activity of the Postal Bank in the retail banking market, by carrying out reforms in the banking market (such as the Bachar reform) to reduce the banks' power in the retail sector market, by lowering the regulatory obstacles to entry and encouraging the entry of new banks into the market, by giving preferential treatment to medium and small-sized banks and strengthening such banks, and by separating the ownership of banks and credit card companies.

In addition to the above, the Commission believes that it is necessary to make a structural change in the supervision carried out by the authorities that regulate the banking and capital markets.

Immediately after the Commission completed its work, at the beginning of July 2007, the Banking (Service to Customers) Law, 1981 was amended with regard to bank commissions. The amendment to the law is a combination of a number of proposed laws which were discussed in the Knesset Economics Committee, the purpose of which was to increase the transparency of the list of commissions that the banks charge their retail customers (individuals and small businesses, as established by the Bank of Israel – "Retail Customers"), and to transfer the authority to impose controls on bank commissions to the Bank of Israel, and to deal with the issue of movement of customers from one bank to another.

Pursuant to the amendment to the law, the Governor of the Bank of Israel must establish a list of services for which a banking corporation may charge commissions from its Retail Customers. Shortly after the enactment of the amendment of the law, the Supervisor of Banks distributed a working draft of the intended list of commission rates, following changes made to reduce the number of commissions, by canceling and consolidating various commissions. The Supervisor also announced that he intends to carry out an additional reduction in the number of commissions and to shorten and simplify the above-mentioned list in the future. Since the distribution of the working draft, the Supervisor of Banks has held discussions with representatives of the banking corporations in a series of meetings, regarding

the changes appearing in the working draft as compared with the existing list of rates, with a view to formulating the list of commissions intended for Retail Customers.

The amendment to the law that restricts the banks' ability to charge commissions could have an adverse effect on the Bank's income from commissions, although it is not possible at this stage to estimate the intensity and scope of the effect.

Proposed Laws Regarding Credit Cards

During the first quarter of 2007, three private proposed laws were tabled before the Knesset regarding the credit card market. Two of the above proposed laws deal with separating the ownership of credit card companies from the banks, and the third deals with regulation, through legislation, of the acquiring of all credit cards by each of the credit card companies.

If the proposed laws that require the banks to dispose of the operations of the credit card companies owned by them are enacted, there could be an adverse effect on the Bank's income from credit card activity, although it is not possible at this stage to estimate the intensity and scope of the impact.

Private Knesset Members' Bills regarding the Payment of Interest on Credit Balances in Current Accounts.

In July 2007, the Knesset Economics Committee held a preparatory discussion for the first reading of two private members' bills, submitted by two Knesset members, regarding the amendment of the Banking (Service to Customers) Law. The proposed bills propose that a banking corporation pay interest to customers on credit balances in a current account, and that the Governor of the Bank of Israel, upon consultation with the Advisory Committee of the Bank of Israel and with the approval of the Minister of Finance, will establish a minimal rate for this interest.

Bills regarding this subject have been tabled before the Knesset in the past.

The two proposed laws have been consolidated into one, and the discussion in preparation for a first reading has not yet been concluded.

If the above-mentioned proposed laws are enacted, there may be an adverse effect on the Bank's income from interest, although it is not possible at this stage to estimate the intensity and scope of the effect.

Prohibition on Money Laundering Law, 2000 – Imposition of a Monetary Sanction

Following an audit of the Bank by the Bank of Israel regarding the implementation of the Prohibition on Money Laundering Law, the Supervisor of Banks submitted a request to the Committee for the Imposition of Monetary Sanctions for the imposition of a monetary sanction on the Bank for an apparent violation of the provisions of section 7 of the Prohibition on Money Laundering Law. On 31 July 2007, the Supervisor of Banks notified the Bank that the Committee had decided to impose a monetary sanction on the Bank in the amount of NIS 425,000.

In determining the size of the sanction, the Committee considered the following facts:

1. Most of the violations were first-time violations and were not continuing or serious violations, and were small in scope relative to the size of the Bank and to the complexity of its activity.

2. During the audit, the Bank cooperated in disclosing violations and their consequences, and took effective measures to correct deficiencies and to prevent their repetition.

The Committee also noted that it believed that at the Bank, the spheres of prohibition of money laundering and of prohibition of financing terror were being managed in a professional and cautious manner, and that the Bank's management had invested considerable resources (financial and other) to implement the directives in this area.

Accounting Policy on Critical Subjects

The Financial Statements have been prepared in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks and his guidelines relating to the preparation of the annual and quarterly financial statements of a banking corporation, as detailed in Note 1 to the Annual Financial Statements as at 31 December 2006.

The preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of income and expenses.

The actual results relating to these estimates may differ from the estimates and/or the assessments.

The estimates and assessments are generally based on economic forecasts, assessments regarding the various markets and past experience following due consideration, and which Management believes to be reasonable at the time of signature of the Financial Statements.

The principal critical accounting subjects referred to in the Annual Report as at 31 December 2006 were as follows: provisions for doubtful debts, derivatives, securities, obligations regarding employee rights, obligations in respect of legal claims, buildings and equipment and taxation on income.

During the period January to June 2007, there were no changes in the accounting policy on critical subjects compared with that described in the Annual Report for 2006.

For further details, see pages 50-54 of the Annual Report for 2006.

Accounting Standard 29 – "Adoption of IFRS Financial Reporting Standards"

Regarding the manner of the banking corporations' implementation of the Standard, see Note 2.A. of the Financial Statements.

C. Description of the Group's Business According to Segments and Spheres of Activity

Development of Income, Expenses and Tax Provisions

Net profit of the Leumi Group during the first half of 2007 amounted to NIS 1,830 million, compared with NIS 1,490 million during the corresponding period in 2006, an increase of 22.8 %.

The increase in the Group's net profit during the first half of 2007, as compared with the corresponding period in 2006, is explained primarily by the following factors:*

1. A decrease in the provisions for doubtful debts in the amount of NIS 337 million, a decrease of 87.3% before the effect of taxes.

2. An increase in operating and other income in the amount of NIS 161 million, an increase of 8.2% before the effect of taxes, as detailed below.

3. An increase in profits from net interest income prior to provisions for doubtful debts in the amount of NIS 161 million, before the effect of taxes, an increase of 4.7%.

4. A reduction in operating and other expenses (including salaries) in the amount of NIS 418 million, a decrease of 11.3%, before the effect of taxes. After neutralizing the special expenses as detailed below, the expenses decreased by 0.4%.

5. An effective tax rate in 2007 which is lower by 11.1 percentage points, as detailed below.

On the other hand, the following factors partially offset the above-mentioned increase:

1. The decrease in the profit from extraordinary items in the amount of NIS 464 million, net, as detailed below.

2. A decrease in the Group's share of the profits of companies included on the equity basis, of NIS 14 million, net.

During the second quarter of the year, net profit amounted to NIS 913 million in comparison with NIS 378 million in the corresponding period in 2006, an increase of 141.5 %.

The increase in the Group's net profit during the second quarter of 2007 in comparison with the corresponding period in 2006 is primarily explained by the following factors:*

1. A reduction in the provisions for doubtful debts in the amount of NIS 147 million, before the effect of taxes.

2. An increase in operating and other income of NIS 114 million, an increase of 11.2% before the effect of taxes.

3. An increase in profits from net interest income before provisions for doubtful debts, in the amount of NIS 13 million, before the effect of taxes.

* Before minority interests in consolidated companies.

4. A reduction in operating and other expenses (primarily in the salaries item) amounting to NIS 226 million, a decrease of 12.0% before the effect of taxes. After neutralizing the special expenses, as detailed below, the decrease was 0.9%.

5. An increase in the Group's share of the profits of companies included on the equity basis of NIS 25 million, net.

Net interest income before provision for doubtful debts in the Leumi Group amounted to NIS 3,602 million during the first half of 2007, compared with NIS 3,441 million in the corresponding period in 2006, an increase of 4.7%.

During the second quarter of the year, net interest income before provisions for doubtful debts amounted to NIS 1,809 million, in comparison with NIS 1,796 million in the corresponding period in 2006, an increase of 0.7%.

The increase in the Group's net interest income before provision for doubtful debts during the first half of 2007, as compared with the corresponding period in 2006, stems mainly from:

1. An increase of 6.7% in the volume of financial activity.

2. An increase in other interest income, mainly from:

   a. Profit of NIS 165 million, mainly from adjustments to fair value of debentures for trading and from the sale of debentures available for sale, compared with an expense of NIS 27 million in the corresponding period in 2006.
   b. Collection and reduction of interest in respect of problem loans, for which a provision was previously made.

3. These increases were partially offset due to lack of symmetry between revaluation of derivatives activities and basis assets serving as cover, and consequently the interest margin in the CPI-linked sector decreased in particular from 1.08% to 0.25%, mainly for this reason.

The following table sets out the development of net interest income according to principal operational segments:

Segment	**First half of 2007**	First half of 2006	% Change
	NIS millions		
Households	**1,181**	1,147	3.0
Small businesses	**420**	343	22.4
Corporate banking	**764**	752	1.6
Commercial banking	**646**	570	13.3
Construction and real estate	**281**	323	(13.0)
Private banking	**166**	173	(4.0)
Financial management	**152**	123	23.6
Other	**(8)**	10	-
Total	**3,602**	3,441	4.7

Total Interest Margin (excluding transactions in financial derivatives) during the first half of 2007 was 1.96%, compared with 2.00% during the corresponding period in 2006. The interest margin including financial derivative transactions was 1.46% during the first half of 2007, compared with 1.83% during the corresponding period in 2006, and 1.85% for the whole of 2006.

The ratio of net interest income before provision for doubtful debts to the average balance of the financial assets was 2.64%, compared with 2.62% (in annual terms) during the corresponding period in 2006.

The Provision for Doubtful Debts in the Leumi Group during the first half of 2007 amounted to NIS 49 million only, compared with NIS 386 million in the corresponding period of 2006, a decrease of 87.3%.

During the second quarter of 2007, the provision for doubtful debts amounted to NIS 38 million in comparison with NIS 185 million during the corresponding period in 2006, a decrease of 79.5%, after a decrease in specific provisions in the amount of NIS 314 million, compared with NIS 163 million in the second quarter of 2006.

Specific provisions decreased by 72.4% in the first half of the year as a result of the continued trend of improvement in the economy, an improvement in the companies' positions and a reduction in the provisions at Leumi Mortgage Bank, as a result of special provisions made during the corresponding period in 2006, following implementation of Bank of Israel directives.

During the first half of the year, specific provisions four doubtful debts decreased as a result of collections, debt arrangements, strengthening of collateral, etc., in the amount of NIS 439 million, compared with NIS 398 million in the corresponding period in 2006. The additional and general provision for doubtful debts in respect of risks that are not identified in the credit portfolio and that are based on the risk characteristics in the credit portfolio, and also in respect of a sectoral credit excess, decreased by NIS 48 million during the first half of the year, compared with an increase of NIS 35 million in the corresponding period in 2006 and a reduction of NIS 21 million for the whole of 2006.

The overall rate of the provision for doubtful debts during the first half of 2007 was 0.05% of total credit to the public (in annual terms), compared with a rate of 0.43% in the corresponding period in 2006 and compared with 0.51% for the whole of 2006. The rates of the overall provision for doubtful debts compared with overall credit risk (balance sheet and off-balance sheet) were 0.03%, 0.3% and 0.34% respectively.

The following table sets out the quarterly development of the provisions for doubtful debts:

	2007		2006			
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	NIS millions					
Specific provision	**66**	**31**	308	295	184	167
Additional provision	**(28)**	**(20)**	(43)	(13)	1	34
Total	**38**	**11**	265	282	185	201
Provision as percentage of total credit to the public (on annual basis)	**0.08%**	**0.02%**	0.58%	0.63%	0.41%	0.44%

The aggregate balance of the general provision and the additional provision for doubtful debts (according to the risk characteristics defined by the Supervisor of Banks) at the Bank and its consolidated companies amounted to NIS 976 million (constituting 0.53% of total credit to the public) on 30 June 2007, compared with NIS 1,024 million at the end of 2006.

The following table sets out the development of the provisions for doubtful debts according to principal operational segments:

Segment	**First half of 2007**		First half of 2006	
	NIS millions	In percentages*	NIS millions	In percentages*
Households	**68**	**0.3**	141	0.6
Small businesses	**16**	**0.2**	30	0.5
Corporate banking	**(127)**	**(0.5)**	90	0.3
Commercial banking	**79**	**0.4**	69	0.4
Construction and real estate	**9**	**0.1**	75	0.6

* Percentage of total credit at the end of the period on an annual basis.

Profit from Net Interest Income after Provision for Doubtful Debts of the Leumi Group in the first half of 2007 amounted to NIS 3,553 million, compared with NIS 3,055 million during the corresponding period in 2006, an increase of 16.3%. In the second quarter of 2007, net interest income after provision for doubtful debts amounted to NIS 1,771million, compared with NIS 1,611 million in the corresponding period in 2006, an increase of 9.9%.

Total Operating and Other Income of the Leumi Group during the first half of 2007 amounted to NIS 2,121 million, compared with NIS 1,960 million in the corresponding period in 2006, an increase of 8.2%. In the second quarter of 2007, operating and other income amounted to NIS 1,131 million, compared with NIS 1,017 million in the corresponding period in 2006, an increase of 11.2%.

The increase in operating and other income derives mainly from an increase in: income from commissions from payment system services of some 6.0%; from handling of credits and preparation of legal documents, of some 17.0%; income from securities operations, of some 23.2%; income from credit cards, of some 12.4%; and the recording of the partial repayment of the debt of a certain customer in the amount of NIS 88 million as a dividend, since the shares granted as security for the debt were recorded in the securities available for sale item, in accordance with the directives of the Supervisor of Banks.

In addition, there were profits in the first half of the year of some NIS 68 million from the reserve for severance pay and an increase of NIS 63 million in profits from the sale of shares available for sale. On the other hand, income from mutual funds and provident funds decreased by NIS 247 million, as detailed below:

	First half of			Year
	2007	2006	Change	2006
	NIS millions			
From mutual funds	**81**	234	(153)	391
From provident funds	**14**	110	(96)	216
From supplementary training funds	**16**	14	2	29
Total	**111**	358	(247)	636

The decrease in this income of course arises from the reform in the capital market and the sale of the activities of the capital market companies. At the same time, expenses decreased by some NIS 110 million.

The ratio of operating and other income to total income (i.e. net interest income before the provision for doubtful debts and operating and other income) was 37.1%, compared with 36.3% during the corresponding period in 2006 and 35.9% for the whole of 2006.

Operating and other income cover 64.5% of operating and other expenses and, after neutralizing special salary expenses as detailed below, 67.0%, compared with cover of 52.9% and 61.7%, respectively, during the corresponding period in 2006, and compared with 53.4% and 61.1% for the whole of 2006.

For additional details regarding commissions see pages 13-15 of the Report.

Total Operating and Other Expenses of the Leumi Group in the first half of 2007 amounted to NIS 3,288 million, compared with NIS 3,706 million during the corresponding period in 2006, a decrease of 11.3%. After neutralizing special expenses, as detailed below, the expenses decreased by 0.4%. In the second quarter of 2007, total operating and other expenses amounted to NIS 1,656 million, compared with NIS 1,882 million in the corresponding period in 2006, a decrease of 12.0%. After neutralizing special expenses, as detailed below, the expenses decreased by 0.9%.

Salary expenses (including the cost of voluntary retirement) decreased by NIS 410 million in the first half of 2007, a decrease of 16.8% compared with the corresponding period in 2006. The decrease in salary expenses derives primarily from the following changes in special salary expenses:

	2007	2006			
	Second quarter	First quarter	Second quarter	First quarter	Year 2006
	NIS millions				
Adoption of new mortality tables	-	-	-	136	214
Provision for reserves for holiday gifts to Bank alumni	-	-	89	-	91
Actuarial changes	-	-	-	-	23
Expenses in respect of issue of options	**77**	53	48	40	235
Recording of the benefits in respect of sale of shares to employees	**12**	(18)	191	-	217
Voluntary retirement expenses	-	-	2	3	175
Difference between the severance obligations and the reserve	**(12)**	12	(2)	60	-
Reduction of salary tax rate	-	-	(38)	-	(38)
Total	**77**	47	290	239	917

After neutralizing these amounts, the salary expenses decreased minimally, by the rate of 0.3%.

Operating and other expenses (maintenance of buildings and equipment, depreciation and others) decreased by NIS 8 million during the first half of 2007, a decrease of 0.6%, compared with the corresponding period in 2006.

Operating expenses constitute 57.5% of total income and 55.3% after neutralizing the special expenses detailed above, compared with 68.6% and 58.8% respectively, in the corresponding period in 2006, and compared with 67.3% and 58.8% respectively, for the whole of 2006.

Total operating and other expenses (in annual terms) constitute 2.23% of total assets, compared with 2.70% in the corresponding period in 2006, and 2.51% for the whole of 2006.

Operating Profit before Taxes of the Leumi Group in the first half of 2007 amounted to NIS 2,386 million, compared with NIS 1,309 million in the corresponding period in 2006, an increase of 82.3%, and after neutralizing special salary expenses, an increase of 36.6%. In the second quarter of 2007, operating profit before taxes amounted to NIS 1,246 million, compared with NIS 746 million in the corresponding period in 2006, an increase of 67.0% and after neutralizing special salary expenses, an increase of 27.8%.

Provision for Taxes on Operating Profit of the Leumi Group in the first half of 2007 amounted to NIS 896 million, compared with NIS 638 million in the corresponding period in 2006. The rate of provision in the said period was some 37.6% of the pre-tax profit, compared with 48.7% in the corresponding period in 2006.

The decrease in the rate of the provision for taxes was principally affected by:

1. Exchange rate differentials in respect of overseas investments that are not included in the tax basis calculation and which were positive in the said period, compared with negative rate differentials in the corresponding period in 2006.

2. A decrease in unrecognized expenses and an increase in exempt income.

3. The reduction of the corporate tax rate from 31% to 29%.

On the other hand, the moderate increase in the rate of inflation of 0.27%, compared with 1.26% in the corresponding period in 2006, partially offset these increases.

Operating Profit after Taxes amounted to NIS 1,490 million in the first half of 2007, compared with NIS 671 million in the corresponding period in 2006, an increase of 122.1%, and after neutralizing special salary expenses, an increase of 47.2%. In the second quarter of 2007, operating profit after taxes amounted to NIS 870 million, compared with NIS 348 million in the corresponding period in 2006, an increase of 150.0%, and after neutralizing special salary expenses, an increase of 52.4%.

The Group's Share in Operating Profit after Taxes of Companies Included on the Equity Basis amounted to NIS 84 million in the first half of 2007, compared with NIS 98 million in the corresponding period in 2006. In the first quarter of 2006, profits were still recorded on the equity basis in respect of the holding in Africa Israel Investments, which was sold on 27 March 2006, and in respect of Midgal Insurance and Financial Holdings, 10% out of the holding in which was sold on 15 March 2006.

On the other hand, in the first quarter of 2007, the investment in Paz was transferred from the securities available for sale portfolio and recorded on the equity basis. For further details, see page 53.

Minority Interests in the Profits of the Group amounted to a profit of NIS 3 million in the first half of 2007, compared with NIS 2 million in the corresponding period in 2006.

Net Operating Profit of the Group amounted to NIS 1,571 million in the first half of 2007, compared with a profit of NIS 767 million in the corresponding period in 2006, an increase of 104.8%, and after neutralizing special salary expenses, an increase of 41.9%. In the second quarter of 2007, net operating profit amounted to NIS 913 million, compared with

NIS 367 million in the corresponding period in 2006, an increase of 148.8%, and after neutralizing special salary expenses, an increase of 54.8%.

Net After-Tax Profit from Extraordinary Items amounted to NIS 259 million in the first half of 2007, compared with NIS 723 million in the corresponding period in 2006. This profit derives from the sale of some of the provident funds that were under the Group's management, and in 2006 from the sale of the Bank's holdings in Africa Israel Investments and from the sale of 10.0% of Migdal Insurance and Financial Holdings.

Net Operating Profit per share reached NIS 1.11 during the first half of 2007, compared with NIS 0.54 in the corresponding period in 2006.

Net Profit per share reached NIS 1.29 in the first half of 2007, compared with NIS 1.05 in the corresponding period in 2006.

Return on Shareholders' Equity – Average for the Period (excluding minority interests) and in Annual Terms of:

	First half of 2007	First half of 2006*
	%	
Net profit	**21.0**	18.5
Net operating profit	**17.9**	9.3

	2007		2006*			
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
	%					
Net profit	**20.9**	22.2**	24.7	24.0	8.9	30.4
Net operating profit	**20.9**	15.6	8.5	6.9	8.6	10.3

The return on equity was considerably affected by special salary expenses, as detailed on page 21 of the Report.

The following are the returns after neutralizing these effects:

	First half of 2007	First half of 2006
	%	
Net profit	**21.7**	23.5
Net operating profit	**18.6**	14.1

	2007		2006*			
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
	%					
Net profit	**21.5**	23.2**	27.2	27.8	14.8	34.9
Net operating profit	**21.5**	16.5	10.8	10.3	14.5	14.2

* Restated in accordance with new directives of the Supervisor of Banks.

** Assuming the income from extraordinary items is non-recurring, the return of net income for the first quarter of the year was 17.1% and 18.0% after neutralizing special expenses, and in the first half of the year, 19.3% and 20.0% respectively.

Net profit in 2006 and 2007 includes profits from extraordinary items from the sale of capital market companies, as a result of the reform in the capital market, and from the sale of non-banking (real) corporations.

Structure and Development of Assets and Liabilities [(1)]

Total Assets of the Leumi Group as at 30 June 2007 amounted to NIS 297.0 billion, compared with NIS 289.3 billion at the end of 2006, an increase of 2.6%, and an increase of 7.6% compared with 30 June 2006.

The value of the assets in and linked to foreign currency was some NIS 131.4 billion, some 44.2% of total assets. During the first half of the year, the shekel depreciated against the US dollar by 0.57%, against the currency basket by 1.40% and against the euro by 2.68%. The change in the rate of exchange contributed to an increase of 0.4% in total assets.

Deposits of the public amounted to NIS 236.5 billion as at 30 June 2007, compared with NIS 231.8 billion as at 31 December 2006, an increase of 2.0%, and an increase of 7.8% compared with 30 June 2006.

The following table sets out the development of deposits of the public according to principal operational segments:

Segment	**30 June 2007**	31 December 2006	% Change
	NIS millions		
Households	**113,899**	115,437	(1.3)
Small businesses	**12,989**	11,795	10.1
Corporate banking	**25,431**	27,860	(8.7)
Commercial banking	**29,246**	27,370	6.9
Construction and real estate	**3,494**	3,136	11.4
Private banking	**38,671**	36,555	5.8
Financial management and other	**12,791**	9,670	32.3
Total	**236,521**	231,823	2.0

Debentures, Capital Notes and Subordinated Capital Notes totaled NIS 16.6 billion on 30 June 2007, compared with NIS 15.6 billion on 31 December 2006, an increase of 6.4%, and a decrease of 2.4% compared with 30 June 2006.

(1) The changes in percentages were calculated according to the balances in NIS millions.

Off-balance sheet activity

The following table sets out the development of balances of the customers' (off-balance sheet) financial assets[1] managed by the Leumi Group:

	30 June 2007	31 December 2006	Change	
	(NIS millions)		(NIS millions)	%
Securities portfolios	**408,929**	353,729	55,200	15.6
of which: Mutual funds[2]	**50,849**	38,657	12,192	31.5
Provident funds[2][3]	**58,438**	41,000	17,438	42.5
Supplementary training funds	**10,615**	10,706	(91)	(0.9)
Total	**477,982**	405,435	72,546	17.9

(1) Including an increase in the market value of securities, and the value of securities of mutual and provident funds held in custody.
(2) On 30 June 2007, the Group did not manage any mutual funds or provident funds in Israel.
(3) Assets of customers in respect of which the Group provides operating services.

Credit to the public totaled NIS 193.9 billion on 30 June 2007, compared with NIS 183.8 billion on 31 December 2006, an increase of 5.5%, and an increase of 6.6% compared with 30 June 2006.

The balance of corporate debentures purchased by the Group totaled NIS 7,899 million on 30 June 2007, compared with NIS 6,906 million on 31 December 2006, an increase of 14.4%.

The following table sets out the development of the overall credit risk* to the public according to principal sectors of the economy:

	30 June 2007		31 December 2006		
Economy Sectors	Overall credit risk to the public	Proportion of total	Overall credit risk to the public	Proportion of total	Change
	(NIS millions)	%	(NIS millions)	%	%
Agriculture	**2,411**	**0.8**	2,370	0.9	1.7
Industry	**48,554**	**16.7**	43,086	15.7	12.7
Construction and real estate	**51,023**	**17.5**	48,420	17.6	5.4
Electricity and water	**2,442**	**0.8**	2,671	1.0	(8.6)
Trade	**33,204**	**11.4**	31,335	11.4	6.0
Hotels, accommodation and food services	**6,133**	**2.1**	5,927	2.2	3.5
Transportation and storage	**6,193**	**2.1**	5,910	2.1	4.8
Communications and computer services	**7,412**	**2.5**	7,854	2.9	(5.6)
Financial services	**36,053**	**12.4**	34,042	12.4	5.9
Other business services	**8,652**	**3.0**	8,048	2.9	7.5
Public and community services	**7,844**	**2.7**	8,084	2.9	(3.0)
Private persons - housing loans	**37,223**	**12.8**	35,992	13.1	3.4
Private persons – other	**44,175**	**15.2**	41,170	14.9	7.3
Total	**291,319**	**100.0**	274,909	100.0	6.0

* Including off-balance sheet credit risk, investments of the public in debentures and other assets in respect of derivatives.

The following table sets out the development of credit to the public according to principal operational segments:

Segment	**30 June 2007**	31 December 2006	Change
	(NIS millions)		%
Households*	**53,252**	51,999	2.4
Small businesses	**15,960**	13,891	14.9
Commercial banking	**42,075**	38,324	9.8
Corporate banking	**53,408**	51,276	4.2
Construction and real estate	**22,788**	22,501	1.3
Private banking	**5,077**	4,364	16.3

* Credit to households also includes housing loans (mortgages). After neutralizing this credit, credit to households increased by 2.3%. Housing loans (mortgages) to households amounted to NIS 34.2 billion at the end of June 2007, and increased by 2.5%.

Problem Loans – the following table sets out the development of the problem loans (1) (6) according to the classifications determined in the directives of the Supervisor of Banks:

	30 June 2007	30 June 2006	31 December 2006
	(NIS millions)		
Non performing	**2,306**	2,643	2,519
Restructured (2)	**1,112**	796	1,179
To be restructured (3)	**107**	1,148	134
In temporary arrears	**591**	843	658
Under special supervision*	**12,469**	12,345	13,548
Total balance sheet credit to problem borrowers (1)	**16,585**	17,775	18,038
Off-balance sheet credit risk to problem borrowers (1) (5)*	**2,620**	2,067	2,410
Debentures of problem borrowers	**8**	-	15
Other assets in respect of derivatives of problem borrowers	**72**	62	23
Total overall credit risk in respect of problem borrowers (1) (7)	**19,285**	19,904	20,486
Assets received in respect of repaid credit	**679**	29	606
*of which: debts in respect of which there is a specific provision (4)	**5,642**	6,347	5,484
*of which: credit for housing in respect of which there is a provision according to the extent of the arrears	**687**	957	830

(1) Not including problem loans that are covered by collateral that is deductible for the purpose of restrictions on the obligations of a borrower and a group of borrowers (Proper Banking Management Directive No. 313).
(2) Credit that was restructured during the course of the current year and also credit that was restructured in previous years with a waiver of income.
(3) Credit to borrowers in respect whereof a decision has been made by the banking corporation's management to restructure, but restructuring has yet to be implemented.
(4) Apart from credit for housing, in respect of which there is a provision in accordance with the extent of the arrears.
(5) As calculated for the purpose of restrictions on the obligations of a borrower and a group of borrowers, except in respect of guarantees given by a borrower to secure an obligation of a third party.
(6) Credit to problem borrowers as detailed in the disclosure format.
(7) Problem loans include classifications of credit from the implementation of Proper Banking Management Directive 325 "Management of Current Account Credit Lines." Pursuant to the above Directive and to clarifications of the Supervisor of Banks, the Bank is required to classify deviations from approved credit lines (where the deviation is over NIS 1,000), if it charges the customer interest on the deviation. In such a case, the deviation is to be classified as a non-performing loan, and the credit line and the balance of the customer's debts are to be classified as a debt under special supervision. As a result, non-performing loans in the amount of NIS 99 million and loans under special supervision in the amount of NIS 3,019 million were classified, and at the end of 2006 NIS 119 million and NIS 3,460 million, respectively, were classified.

Credit to Governments amounted to NIS 750 million on 30 June 2007, compared with NIS 1,020 million on 31 December 2006, a decrease of 26.5%, and an increase of 8.5% compared with 30 June 2006.

Securities amounted to NIS 45.3 billion on 30 June 2007, compared with NIS 46.4 billion on 31 December 2006, a decrease of 2.3%, and a decrease of 5.2%, compared with 30 June 2006.

The Bank is a member of the Stock Exchange Clearing House Ltd. and of the Maof Clearing House Ltd.

As at 30 June 2007, the Bank had pledged debentures amounting to NIS 174.7 million to the Stock Exchange Clearing House and debentures amounting to NIS 1,692.1 million to the Maof Clearing House, in order to secure its customers' operations and in respect of the clearing house members' mutual guarantees.

The Bank has signed a debenture in favor of the Bank of Israel as security for credit that the Bank has received or will receive from the Bank of Israel. As collateral for the debenture, the Bank created a floating charge in favor of the Bank of Israel on its inventory of *Makam, Gilon, Shahar* and *Galil* type debentures, up to the amount of NIS 12.0 billion.

As at 30 June 2007, credits from the Bank of Israel amounted to NIS 968 million, and the balance of the Bank's deposits at the Bank of Israel amounted to NIS 5.4 billion.

On 23 July 2007, the Bank signed a debenture in favor of the Bank of Israel as security for amounts due or that will be due to the Bank of Israel from the Bank. As collateral for the above, the Bank created a floating charge in favor of the Bank of Israel, unlimited in amount, of debentures deposited in a specific account maintained at the Tel Aviv Stock Exchange Clearing House in the name of the Bank of Israel.

Regarding **Paz** Oil Company Ltd., - see page 53 below.

Super-Pharm

On 17 July 2007, the allotment was completed of 18% of the shares of Super-Pharm (Israel) Ltd. ("Super-Pharm") to Leumi & Co. Investment House Ltd. (a wholly-owned subsidiary of the Bank – "Leumi & Co."), pursuant to an agreement signed on 1 May 2007 between Leumi & Co. and Super-Pharm and GRI Global Retail Investment B.V. – the controlling shareholder of Super-Pharm – providing for the allotment of the said percentage of the share capital of Super-Pharm to Leumi & Co. for a consideration of some NIS 180 million, subject to adjustments laid down in the agreement. In addition, Leumi & Co. was granted an option for the allotment of a further 2% of the share capital of Super-Pharm. Leumi & Co. was granted standard minority protection rights.

Psagot - Leumi & Co. Underwriting Ltd.

Following new legislation regarding the underwriting of securities issues, which imposes significant restrictions on an underwriting company controlled by a bank, the Bank has decided that the Group's securities underwriting activity will be concentrated in a new company in which the Bank will hold 19.99%. For this purpose, Leumi & Co. Investment House Ltd. entered into an agreement with Psagot Ofek Finances Ltd., according to which Leumi & Co. and Psagot Ofek will cooperate in the area of underwriting, within the framework of a new company, to be called Psagot - Leumi & Co. Underwriting Ltd.

Operational Segments in the Group

The Group operates in different operational segments through the Bank and its subsidiaries, in all fields of banking and financial services. Furthermore, the Group invests in non-banking corporations that operate in various fields, including insurance, real estate, shipping, energy, industry and others.

The operational segments are defined in accordance with the characteristics defined by the Bank of Israel. A detailed description of the operational segments and the manner of their measurement is provided in the Annual Report for 2006.

The following table sets out details of the net profit according to operational segments:

	For the six months ending		
Segments	**30 June 2007**	30 June 2006	Change
	NIS millions		%
Households	**461**	103	347.6
Small businesses	**142**	83	71.1
Corporate banking	**500**	304	64.5
Commercial banking	**274**	196	39.8
Construction and real estate	**150**	133	12.8
Private banking	**60**	26	130.8
Financial management and other	**243**	645	(62.3)
Total	**1,830**	1,490	22.8

The following table sets out the net profit according to operational segments, after neutralizing special salary expenses:

	For the six months ending			Contribution
Segments	**30 June 2007**	30 June 2006	Change	to profit
	NIS millions		%	%
Households	**292**	234	25.1	17.9
Small businesses	**128**	110	16.7	7.8
Corporate banking	**491**	318	54.2	30.1
Commercial banking	**270**	221	22.1	16.5
Construction and real estate	**150**	137	9.6	9.2
Private banking	**59**	37	57.6	3.6
Financial management and other	**242**	93	160.2	14.9
Total	**1,632**	1,150	41.9	100.0

Explanations for the changes in profitability are presented below.

1. **Households**

The following tables set out the profit and loss of the households segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 30 June 2007				
	NIS millions				
Profit from net interest income:					
From external sources	**(692)**	**24**	**1**	**426**	**(241)**
Inter-segmental	**1,169**	**(7)**	**(1)**	**(335)**	**826**
Operating and other income:					
From external sources	**158**	**81**	**129**	**29**	**397**
Inter-segmental	**-**	**51**	**-**	**2**	**53**
Total income	**635**	**149**	**129**	**122**	**1,035**
Provisions for doubtful debts	**44**	**3**	**-**	**6**	**53**
Operating and other expenses:					
External	**602**	**95**	**95**	**45**	**837**
Inter-segmental	**(1)**	**1**	**-**	**8**	**8**
Operating profit (loss) before taxes	**(10)**	**50**	**34**	**63**	**137**
Tax provision	**(18)**	**15**	**13**	**21**	**31**
Operating profit after taxes	**8**	**35**	**21**	**42**	**106**
Profit from extraordinary items after taxes	**-**	**-**	**(2)**	**-**	**(2)**
Net profit	**8**	**35**	**19**	**42**	**104**

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 30 June 2006				
	NIS millions				
Profit from net interest income:					
From external sources	(767)	19	1	356	(391)
Inter-segmental	1,228	(5)	(1)	(243)	979
Operating and other income:					
From external sources	142	96	69	28	335
Inter-segmental	1	45	43	1	90
Total income	604	155	112	142	1,013
Provisions for doubtful debts	20	1	-	18	39
Operating and other expenses:					
External	660	101	91	50	902
Inter-segmental	-	1	-	2	3
Operating profit (loss) before taxes	(76)	52	21	72	69
Tax provision	(7)	17	8	24	42
Net profit	(69)	35	13	48	27

Households (cont.)

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the six months ending 30 June 2007				
	NIS millions				
Profit from net interest income:					
From external sources	(1,211)	47	2	683	(479)
Inter-segmental	2,158	(13)	(2)	(483)	1,660
Operating and other income:					
From external sources	317	192	248	63	820
Inter-segmental	1	98	-	4	103
Total income	1,265	324	248	267	2,104
Provisions for doubtful debts	50	7	-	11	68
Operating and other expenses:					
External	1,119	217	201	100	1,637
Inter-segmental	-	1	-	8	9
Operating profit before taxes	96	99	47	148	390
Tax provision	29	31	18	56	134
Operating profit after taxes	67	68	29	92	256
Profit from extraordinary items after taxes	-	-	205	-	205
Net profit	67	68	234	92	461
% Return on Equity					26.5%

Average balance of assets	13,490	5,573	77	33,937	53,077
Average balance of liabilities	107,961	79	-	12,889	120,929
Average balance of risk assets	11,523	5,696	86	28,295	45,600
Average balance of mutual funds	-	-	34,388	-	34,388
Average balance of securities	-	-	41,579	-	41,579
Average balance of other assets under management	294	-	-	8,136	8,430
Balance of credit to the public	13,805	5,185	58	34,204	53,252
Balance of deposits of the public	106,136	9	-	7,754	113,899

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the six months ending 30 June 2006				
	NIS millions				
Profit from net interest income:					
From external sources	(1,359)	37	3	718	(601)
Inter-segmental	2,267	(5)	(3)	(511)	1,748
Operating and other income:					
From external sources	281	185	144	59	669
Inter-segmental	2	87	134	3	226
Total income	1,191	304	278	269	2,042
Provisions for doubtful debts	37	2	-	102	141
Operating and other expenses:					
External	1,210	198	191	99	1,698
Inter-segmental	-	1	-	5	6
Operating profit (loss) before taxes	(56)	103	87	63	197
Tax provision	4	33	35	22	94
Net profit (loss)	(60)	70	52	41	103
% Return on equity					6.4%
Average balance of assets	11,519	5,470	117	33,176	50,282
Average balance of liabilities	106,775	50	-	12,654	119,479
Average balance of risk assets	10,024	5,198	129	27,093	42,444
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	58,570	-	58,570
Average balance of securities	-	-	34,117	-	34,117
Average balance of other assets under management	313	-	-	8,509	8,822
Balance of credit to the public as at 31 December 2006	12,994	5,536	96	33,373	51,999
Balance of deposits of the public as at 31 December 2006	107,324	6	-	8,107	115,437

Main Changes in the Scope of Operations

Total credit to the public in the households segment increased by NIS 1,253 million, compared with the end of 2006, an increase of 2.4%. After neutralizing housing loans, credit increased by 2.3% and housing loans increased by 2.5%. Deposits of the public decreased by NIS 1,538 million, a decrease of 1.3 % compared with the end of 2006.

Main Changes in Net Profit

In the first half of 2007, net profit in the households segment totaled NIS 461 million, compared with NIS 103 million in the corresponding period in 2006. The increase in profit stems mainly from the segment's share in profits from extraordinary items in the amount of NIS 205 million, from the sale of some of the provident funds. Operating profit before tax amounted to NIS 390 million, an increase of 98.0%. The increase in profit stems mainly from a decrease in the provisions for doubtful debts in the mortgage sector of NIS 91 million and from an increase in income by NIS 62 million, mainly from banking activities.

Net operating profit after neutralizing special salary expenses amounted to some NIS 292 million, compared with NIS 234 million in the corresponding period in 2006, an increase of some 25.1%.

2. **Small Businesses**

The following tables set out the profit and loss of the small businesses segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the three months ending 30 June 2007					
	NIS millions					
Profit from net interest income:						
From external sources	**214**	**5**	**2**	**2**	**32**	**255**
Inter-segmental	**(25)**	**(2)**	**(1)**	**(1)**	**(5)**	**(34)**
Operating and other income:						
From external sources	**84**	**21**	**5**	-	**7**	**117**
Inter-segmental	**1**	**(12)**	-	-	-	**(11)**
Total income	**274**	**12**	**6**	**1**	**34**	**327**
Provisions for doubtful debts	**10**	-	-	-	**6**	**16**
Operating and other expenses:						
External	**176**	**10**	**3**	-	**30**	**219**
Inter-segmental	-	-	-	-	-	-
Operating profit (loss) before taxes	**88**	**2**	**3**	**1**	**(2)**	**92**
Tax provision	**31**	**1**	**1**	-	-	**33**
Operating profit (loss) after taxes	**57**	**1**	**2**	**1**	**(2)**	**59**
Profit (loss) from extraordinary items after taxes	-	-	**(1)**	-	**3**	**2**
Net profit	**57**	**1**	**1**	**1**	**1**	**61**

Small businesses (cont.)

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 30 June 2006				
	NIS millions				
Profit from net interest income:					
From external sources	229	3	2	1	235
Inter-segmental	(56)	(2)	(2)	(1)	(61)
Operating and other income:					
From external sources	72	15	3	-	90
Inter-segmental	1	(9)	2	-	(6)
Total income	246	7	5	-	258
Provisions for doubtful debts	22	-	-	-	22
Operating and other expenses:					
External	170	10	2	-	182
Inter-segmental	-	-	-	-	-
Operating profit (loss) before taxes	54	(3)	3	-	54
Tax provision	25	(1)	2	-	26
Operating profit (loss) after taxes	29	(2)	1	-	28
Minority interests in profits of consolidated companies	-	1	-	-	1
Net profit (loss)	29	(1)	1	-	29

Small businesses (cont.)

	Banking and finance	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the six months ending 30 June 2007					
	NIS millions					
Profit from net interest income:						
From external sources	411	7	4	3	48	473
Inter-segmental	(36)	(4)	(3)	(2)	(8)	(53)
Operating and other income:						
From external sources	163	30	10	-	13	216
Inter-segmental	1	(19)	-	-	-	(18)
Total income	539	14	11	1	53	618
Provisions for doubtful debts	11	-	-	-	5	16
Operating and other expenses:						
External	334	12	6	-	55	407
Inter-segmental	-	-	-	-	-	-
Operating profit (loss) before taxes	194	2	5	1	(7)	195
Tax provision	73	1	2	-	(1)	75
Operating profit (loss) after taxes	121	1	3	1	(6)	120
Profit from extraordinary items after taxes	-	-	19	-	3	22
Net profit (loss)	121	1	22	1	(3)	142
% Return on equity						31.1%
Average balance of assets	13,726	229	157	95	1,204	15,411
Average balance of liabilities	11,604	743	-	-	882	13,229
Average balance of risk assets	10,722	113	183	91	968	12,077
Average balance of assets of mutual funds	-	-	1,166	-	-	1,166
Average balance of securities	-	-	4,216	-	151	4,367
Average balance of other assets under management	454	-	-	-	-	454
Balance of credit to the public	14,565	428	105	103	759	15,960
Balance of deposits of the public	11,981	-	-	-	1,008	12,989

	Banking and finance	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the six months ending 30 June 2006					
	NIS millions					
Profit from net interest income:						
From external sources	426	6	5	2	-	439
Inter-segmental	(87)	(3)	(4)	(2)	-	(96)
Operating and other income:						
From external sources	141	35	6	-	-	182
Inter-segmental	1	(21)	8	-	-	(12)
Total income	481	17	15	-	-	513
Provisions for doubtful debts	30	-	-	-	-	30
Operating and other expenses:					-	
External	312	18	6	-	-	336
Inter-segmental	-	-	-	-	-	-
Operating profit (loss) before taxes	139	(1)	9	-	-	147
Tax provision	61	-	4	-	-	65
Operating profit (loss) after taxes	78	(1)	5	-	-	82
Minority interests in profits of consolidated companies	-	1	-	-	-	1
Net profit	78	-	5	-	-	83
% Return on equity						22.6%
Average balance of assets	11,852	96	179	61	-	12,188
Average balance of liabilities	9,044	635	-	-	-	9,679
Average balance of risk assets	9,377	385	207	61	-	10,030
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,764	-	-	4,764
Average balance of securities	-	-	2,296	-	-	2,296
Average balance of other assets under management	412	-	-	-	-	412
Balance of credit to the public as at 31 December 2006	13,057	91	209	91	443	13,891
Balance of deposits of the public as at 31 December 2006	11,060	-	-	-	735	11,795

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 2,609 million compared with the end of 2006, and deposits of the public increased by NIS 1,194 million.

Main Changes in the Net Profit

In the first half of 2007, net profit in the small businesses segment totaled NIS 142 million, compared with NIS 83 million in the corresponding period in 2006. The increase in profit stems from an increase in income of NIS 105 million, from a decrease of NIS 14 million in provisions for doubtful debts and from the segment's share of NIS 22 million in the profit from the sale of some of the provident funds. On the other hand, the operating expenses increased by NIS 71 million.

Net operating income after neutralizing special salary expanses amounted to NIS 128 million, compared with NIS 110 million in the corresponding period in 2006, an increase of some 16.7%.

3. **Corporate Banking**

The following tables set out the profit and loss of the corporate banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the three months ending 30 June 2007				
	NIS millions				
Profit from net interest income:					
From external sources	**542**	**6**	**-**	**89**	**637**
Inter-segmental	**(244)**	**(3)**	**-**	**24**	**(223)**
Operating and other income:					
From external sources	**29**	**54**	**8**	**10**	**101**
Inter-segmental	**-**	**(33)**	**-**	**-**	**(33)**
Total income	**327**	**24**	**8**	**123**	**482**
Provisions for doubtful debts	**(124)**	**1**	**-**	**-**	**(123)**
Operating and other expenses:					
External	**77**	**24**	**5**	**41**	**147**
Inter-segmental	**(1)**	**-**	**-**	**31**	**30**
Operating profit (loss) before taxes	**375**	**(1)**	**3**	**51**	**428**
Provision for taxes	**139**	**-**	**1**	**17**	**157**
Operating profit (loss) after taxes	**236**	**(1)**	**2**	**34**	**271**
Loss from extraordinary items after taxes	**-**	**-**	**(1)**	**-**	**(1)**
Net profit (loss)	**236**	**(1)**	**1**	**34**	**270**

	Banking and finance	Credit cards	Capital market	Overseas activities	Total
	For the three months ending 30 June 2006				
	NIS millions				
Profit from net interest income:					
From external sources	689	4	1	60	754
Inter-segmental	(430)	(1)	(1)	40	(392)
Operating and other income:					
From external sources	89	36	5	11	141
Inter-segmental	1	(30)	2	-	(27)
Total income	349	9	7	111	476
Provisions for doubtful debts	82	-	-	-	82
Operating and other expenses:					
External	84	20	4	39	147
Inter-segmental	1	-	-	32	33
Operating profit (loss) before taxes	182	(11)	3	40	214
Tax provision	73	(4)	1	11	81
Net profit (loss)	109	(7)	2	29	133

Corporate Banking (cont.)

	Banking and finance	Credit cards	Capital market	Overseas activities	Total
	For the six months ending 30 June 2007				
	NIS millions				
Profit from net interest income:					
From external sources	1,006	12	-	164	1,182
Inter-segmental	(468)	(5)	-	55	(418)
Operating and other income:					
From external sources	156	88	14	22	280
Inter-segmental	1	(68)	-	-	(67)
Total income	695	27	14	241	977
Provisions for doubtful debts	(128)	1	-	-	(127)
Operating and other expenses:					
External	147	30	9	82	268
Inter-segmental	-	-	-	60	60
Operating profit (loss) before taxes	676	(4)	5	99	776
Tax provision	255	(1)	2	33	289
Operating profit (loss) after taxes	421	(3)	3	66	487
Profit from extraordinary items after taxes	-	-	13	-	13
Net profit (loss)	421	(3)	16	66	500
% Return on equity					22.1%
Average balance of assets	43,675	139	6	11,840	55,660
Average balance of liabilities	19,814	2,897	-	10,735	33,446
Average balance of risk assets	46,261	104	7	12,262	58,634
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	388	89	477
Average balance of securities	-	-	61,026	1,420	62,446
Average balance of other assets under management	484	-	-	-	484
Balance of credit to the public	41,722	162	4	11,520	53,408
Balance of deposits of the public	15,383	-	-	10,048	25,431

Corporate Banking (cont.)

	Banking and finance	Credit cards	Capital market	Overseas activities	Total
	For the six months ending 30 June 2006				
	NIS millions				
Profit from net interest income:					
From external sources	1,200	7	1	123	1,331
Inter-segmental	(661)	(2)	(1)	85	(579)
Operating and other income:					
From external sources	136	64	10	22	232
Inter-segmental	1	(53)	5	-	(47)
Total income	676	16	15	230	937
Provisions for doubtful debts	90	-	-	-	90
Operating and other expenses:					
External	163	34	8	81	286
Inter-segmental	1	-	-	67	68
Operating profit (loss) before taxes	422	(18)	7	82	493
Tax provision	170	(6)	3	22	189
Net profit (loss)	252	(12)	4	60	304
% Return on equity					13.2%
Average balance of assets	47,136	40	29	10,948	58,153
Average balance of liabilities	19,246	2,980	-	13,040	35,266
Average balance of risk assets	49,693	164	34	11,614	61,505
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,433	53	4,486
Average balance of securities	-	-	46,898	1,112	48,010
Average balance of other assets under management	689	-	-	-	689
Balance of credit to the public as at 31 December 2006	40,339	47	8	10,882	51,276
Balance of deposits of the public as at 31 December 2006	17,682	-	-	10,178	27,860

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 2,132 million compared with the end of 2006, an increase of 4.2%, and total deposits of the public decreased by NIS 2,429 million, 8.7%.

Main Changes in Net Profit

In the first half of 2007, net profit in the corporate banking segment totalled NIS 500 million, compared with NIS 304 million during the corresponding period in 2006. The

increase in profit stems mainly from a decrease of NIS 217 million in provisions for doubtful debts, from an increase in income of NIS 40 million, 4.3%, and a decrease in operating expenses of some NIS 26 million, 7.3%.

Net operating profit after neutralizing special salary expenses amounted to NIS 491 million, compared with NIS 318 million in the corresponding period of 2006, an increase of some 54.2%.

4. Commercial Banking

The following tables set out the profit and loss of the commercial banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the three months ending 30 June 2007					
	NIS millions					
Profit from net interest income:						
From external sources	**345**	**1**	**-**	**5**	**72**	**423**
Inter-segmental	**(87)**	**-**	**-**	**(4)**	**(10)**	**(101)**
Operating and other income:						
From external sources	**67**	**14**	**33**	**-**	**12**	**126**
Inter-segmental	**-**	**(8)**	**-**	**-**	**1**	**(7)**
Total income	**325**	**7**	**33**	**1**	**75**	**441**
Provisions for doubtful debts	**64**	**(1)**	**-**	**-**	**2**	**65**
Operating and other expenses:						
External	**102**	**8**	**13**	**-**	**44**	**167**
Inter-segmental	**-**	**-**	**-**	**-**	**-**	**-**
Operating profit before taxes	**159**	**-**	**20**	**1**	**29**	**209**
Tax provision	**58**	**-**	**8**	**1**	**9**	**76**
Operating profit after taxes	**101**	**-**	**12**	**-**	**20**	**133**
Net profit	**101**	**-**	**12**	**-**	**20**	**133**

Commercial Banking (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the three months ending 30 June 2006					
	NIS millions					
Profit from net interest income:						
From external sources	355	3	1	4	64	427
Inter-segmental	(119)	(1)	(1)	(4)	(11)	(136)
Operating and other income:						
From external sources	67	10	20	-	8	105
Inter-segmental	-	(8)	3	-	1	(4)
Total income	303	4	23	-	62	392
Provisions for doubtful debts	37	-	-	-	3	40
Operating and other expenses:						
External	153	6	6	-	36	201
Inter-segmental	4	(1)	-	-	-	3
Operating profit before taxes	109	(1)	17	-	23	148
Tax provision	50	(1)	7	-	6	62
Net profit	59	-	10	-	17	86

Commercial Banking (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the six months ending 30 June 2007					
	NIS millions					
Profit from net interest income:						
From external sources	691	3	1	8	147	850
Inter-segmental	(169)	(1)	(1)	(6)	(27)	(204)
Operating and other income:						
From external sources	133	22	65	-	24	244
Inter-segmental	-	(15)	-	-	1	(14)
Total income	655	9	65	2	145	876
Provisions for doubtful debts	77	-	-	-	2	79
Operating and other expenses:						
External	261	9	23	1	85	379
Inter-segmental	-	-	-	-	-	-
Operating profit before taxes	317	-	42	1	58	418
Tax provision	120	-	16	1	18	155
Operating profit after taxes	197	-	26	-	40	263
Profit from extraordinary items after tax	-	-	11	-	-	11
Net profit	197	-	37	-	40	274
% Return on equity						18.2%
Average balance of assets	33,220	116	49	289	11,021	44,695
Average balance of liabilities	20,155	657	-	101	9,214	30,127
Average balance of risk assets	31,288	64	57	240	7,006	38,655
Average balance of mutual funds	-	-	2,648	-	254	2,902
Average balance of securities	-	-	71,452	-	2,276	73,728
Average balance of other assets under management	1,254	-	-	-	-	1,254
Balance of credit to the public	33,773	211	33	291	7,767	42,075
Balance of deposits of the public	19,253	-	-	58	9,935	29,246

Commercial Banking (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the six months ending 30 June 2006					
	NIS millions					
Profit from net interest income:						
From external sources	646	5	2	9	124	786
Inter-segmental	(183)	(2)	(2)	(7)	(22)	(216)
Operating and other income:						
From external sources	130	20	39	-	17	206
Inter-segmental	-	(14)	9	-	1	(4)
Total income	593	9	48	2	120	772
Provisions for doubtful debts	62	-	-	4	3	69
Operating and other expenses:						
External	275	10	14	1	67	367
Inter-segmental	8	(1)	-	-	-	7
Operating profit (loss) before taxes	248	-	34	(3)	50	329
Tax provision	107	-	14	(1)	13	133
Net profit (loss)	141	-	20	(2)	37	196
% Return on equity						15.5%
Average balance of assets	27,629	48	80	361	9,003	37,121
Average balance of liabilities	17,367	652	-	304	7,655	25,978
Average balance of risk assets	27,801	245	93	372	5,541	34,052
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,815	-	162	4,977
Average balance of securities	-	-	48,615	-	2,011	50,626
Average balance of other assets under management	1,254	-	-	-	-	1,254
Balance of credit to the public as at 31 December 2006	31,321	47	66	294	6,596	38,324
Balance of deposits of the public as at 31 December 2006	18,805	-	-	64	8,501	27,370

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 3,751 million, 9.8% compared with the end of 2006, and total deposits of the public decreased by NIS 1,876

million, 6.9%.

Main Changes in Net Profit

In the first half of 2007, net profit in the commercial banking segment totaled NIS 274 million, compared with NIS 196 million during the corresponding period in 2006, an increase of 39.8%. The increase in profit stems from the increase in income of NIS 104 million, 13.5%, which was partially offset by an increase in expenses of NIS 5 million. In addition, there was an increase of NIS 10 million, 14.5%, in provisions for doubtful debts. Also, profit from extraordinary items of NIS 11 million was recorded from the segment's share in the sale of a number of provident funds.

Net operating profit after neutralizing special salary expenses amounted to NIS 270 million, compared with NIS 221 million in the corresponding period in 2006, an increase of 22.1%.

5. Construction and Real-Estate

The following tables set out the profit and loss of the construction and real estate segment:

	Banking and finance in Israel	Capital market	Overseas activities	Total
	For the three months ending 30 June 2007			
	NIS millions			
Profit from net interest income:				
From external sources	**355**	**-**	**18**	**373**
Inter-segmental	**(216)**	**-**	**(6)**	**(222)**
Operating and other income:				
From external sources	**10**	**2**	**-**	**12**
Inter-segmental	**-**	**-**	**-**	**-**
Total income	**149**	**2**	**12**	**163**
Provisions for doubtful debts	**19**	**-**	**-**	**19**
Operating and other expenses:				
External	**25**	**-**	**2**	**27**
Inter-segmental	**-**	**-**	**3**	**3**
Operating profit before taxes	**105**	**2**	**7**	**114**
Tax provision	**40**	**1**	**2**	**43**
Net profit	**65**	**1**	**5**	**71**

	Banking and finance in Israel	Capital market	Overseas activities	Total
	For the three months ending 30 June 2006			
	NIS millions			
Profit from net interest income:				
From external sources	446	-	19	465
Inter-segmental	(302)	-	(7)	(309)
Operating and other income:				
From external sources	14	1	-	15
Inter-segmental	-	-	-	-
Total income	158	1	12	171
Provisions for doubtful debts	24	-	-	24
Operating and other expenses:				
External	25	-	1	26
Inter-segmental	-	-	2	2
Operating profit before taxes	109	1	9	119
Tax provision	46	1	2	49
Net profit	63	-	7	70

Construction and Real Estate (cont.)

	Banking and finance in Israel	Capital market	Overseas activities	Total
	For the six months ending 30 June 2007			
	NIS millions			
Profit from net interest income:				
From external sources	626	-	33	659
Inter-segmental	(366)	-	(12)	(378)
Operating and other income:				
From external sources	21	3	-	24
Inter-segmental	-	-	-	-
Total income	281	3	21	305
Provisions for doubtful debts	9	-	-	9
Operating and other expenses:				
External	45	1	4	50
Inter-segmental	-	-	5	5
Operating profit before taxes	227	2	12	241
Tax provision	87	1	4	92
Operating profit after taxes	140	1	8	149
Profit from extraordinary items after taxes	-	1	-	1
Net profit	140	2	8	150
% Return on equity				13.9%

Average balance of assets	21,758	1	754	22,513
Average balance of liabilities	3,015	-	257	3,272
Average balance of risk assets	26,601	2	805	27,408
Average balance of mutual funds	-	66	1	67
Average balance of securities	-	15,162	11	15,173
Average balance of other assets under management	206	-	-	206
Balance of credit to the public	22,041	-	747	22,788
Balance of deposits of the public	3,260	-	234	3,494

Construction and Real-Estate (cont.)

	Banking and finance in Israel	Capital market	Overseas activities	Total
	For the six months ending 30 June 2006			
	NIS millions			
Profit from net interest income:				
From external sources	793	-	39	832
Inter-segmental	(494)	-	(15)	(509)
Operating and other income:				
From external sources	27	2	-	29
Inter-segmental	-	-	-	-
Total income	326	2	24	352
Provisions for doubtful debts	75	-	-	75
Operating and other expenses:				
External	45	-	3	48
Inter-segmental	-	-	5	5
Operating profit before taxes	206	2	16	224
Provision for taxes	85	1	5	91
Net profit	121	1	11	133
% Return on equity				11.5%

Average balance of assets	23,674	-	996	24,670
Average balance of liabilities	2,752	-	313	3,065
Average balance of risk assets	29,720	-	1,136	30,856
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	208	-	208
Average balance of securities	-	10,647	6	10,653
Average balance of other assets under management	78	-	-	78
Balance of credit to the public as at 31 December 2006	21,737	2	762	22,501
Balance of deposits of the public as at 31 December 2006	2,876	-	260	3,136

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 287 million, 1.3%, compared with the end of 2006, and total deposits of the public increased by NIS 358 million, 11.4%.

Main Changes in Net Profit

In the first half of 2007, net profit in the construction and real estate segment totaled NIS 150 million, compared with NIS 133 million in the corresponding period in 2006 - an increase of 12.8%. The increase in profit stems mainly from a decrease of NIS 66 million in provisions for doubtful debts, which was partially offset by a decrease in income of NIS 47 million, 13.4%.

6. Private Banking

The following tables set out the profit and loss of private banking:

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the three months ending 30 June 2007				
	NIS millions				
Profit from net interest income:					
From external sources	**(336)**	**-**	**-**	**(59)**	**(395)**
Inter-segmental	**376**	**-**	**-**	**100**	**476**
Operating and other income:					
From external sources	**10**	**-**	**30**	**73**	**113**
Inter-segmental	**1**	**-**	**-**	**3**	**4**
Total income	**51**	**-**	**30**	**117**	**198**
Provision for doubtful debts	**-**	**-**	**-**	**-**	**-**
Operating and other expenses:					
External	**42**	**1**	**15**	**80**	**138**
Inter-segmental	**-**	**-**	**-**	**18**	**18**
Operating profit before taxes	**9**	**(1)**	**15**	**19**	**42**
Provision for taxes	**1**	**-**	**6**	**9**	**16**
Operating profit after taxes	**8**	**(1)**	**9**	**10**	**26**
Minority interests in profits of consolidated companies	**-**	**-**	**-**	**(1)**	**(1)**
Net operating profit	**8**	**(1)**	**9**	**9**	**25**
Net profit (loss)	**8**	**(1)**	**9**	**9**	**25**

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the three months ending 30 June 2006				
	NIS millions				
Profit from net interest income:					
From external sources	(195)	-	-	(35)	(230)
Inter-segmental	232	-	-	79	311
Operating and other income:					
From external sources	9	-	24	61	94
Inter-segmental	-	-	3	2	5
Total income	46	-	27	107	180
Provision for doubtful debts	-	-	-	-	-
Operating and other expenses:					
External	48	-	18	71	137
Inter-segmental	(1)	-	-	18	17
Operating profit (loss) before taxes	(1)	-	9	18	26
Provision for taxes	2	-	2	6	10
Operating profit (loss) after taxes	(3)	-	7	12	16
Minority interests in profits of consolidated companies	-	-	-	(3)	(3)
Net profit (loss)	(3)	-	7	9	13

Private Banking (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the six months ending 30 June 2007				
	NIS millions				
Profit from net interest income:					
From external sources	(569)	-	-	(94)	(663)
Inter-segmental	651	-	-	178	829
Operating and other income:					
From external sources	20	-	60	142	222
Inter-segmental	1	-	-	7	8
Total income	103	-	60	233	396
Provisions for doubtful debts	1	-	-	-	1
Operating and other expenses:					
External	87	1	30	152	270
Inter-segmental	-	-	-	35	35
Operating profit before taxes	15	(1)	30	46	90
Provision for taxes	3	-	12	16	31
Operating profit (loss) after taxes	12	(1)	18	30	59
Minority interests in profits of consolidated companies	-	-	-	(3)	(3)
Net operating profit	12	(1)	18	27	56
Profits from extraordinary items after taxes	-	-	4	-	4
Net profit (loss)	12	(1)	22	27	60
% Return on equity					33.4%
Average balance of assets	1,623	20	-	6,302	7,945
Average balance of liabilities	25,871	-	-	12,871	38,742
Average balance of risk assets	1,181	6	-	3,579	4,766
Average balance of assets of mutual funds	-	-	3,312	1,970	5,282
Average balance of securities	-	-	27,618	34,451	62,069
Average balance of other assets under management	444	-	-	-	444
Balance of credit to the public	1,737	48	-	3,292	5,077
Balance of deposits of the public	26,340	-	-	12,331	38,671

Private Banking (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the six months ending 30 June 2006				
	NIS millions				
Profit from net interest income:					
From external sources	(429)	-	-	(65)	(494)
Inter-segmental	512	-	-	155	667
Operating and other income:					
From external sources	20	-	48	120	188
Inter-segmental	1	-	8	4	13
Total income	104	-	56	214	374
Provisions for doubtful debts	-	-	-	-	-
Operating and other expenses:					
External	86	1	34	171	292
Inter-segmental	(1)	-	-	39	38
Operating profit (loss) before taxes	19	(1)	22	4	44
Provision for taxes	10	-	7	2	19
Operating profit (loss) after taxes	9	(1)	15	2	25
Minority interests in profits of consolidated companies	-	-	-	1	1
Net profit (loss)	9	(1)	15	3	26
% Return on equity					15.0%

Average balance of assets	1,749	6	-	6,432	8,187
Average balance of liabilities	24,999	-	-	12,927	37,926
Average balance of risk assets	946	42	-	3,655	4,643
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	3,298	1,651	4,949
Average balance of securities	-	-	25,829	35,097	60,926
Average balance of other assets under management	451	-	-	-	451
Balance of credit to the public as at 31 December 2006	1,478	6	-	2,880	4,364
Balance of deposits of the public as at 31 December 2006	25,419	-	-	11,136	36,555

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 713 million, 16.3%, compared with the end of 2006, and total deposits of the public increased by NIS 2,116 million, 5.8%.

Main Changes in Net Profit

In the first half of 2007, net profit in the private banking segment totaled NIS 60 million, compared with NIS 26 million in the corresponding period in 2006, an increase of 130.8%. The increase in net profit stems from the positive contribution of some NIS 8 million from the Swiss subsidiary, compared with its negative contribution of NIS 10 million in the corresponding period in 2006, and from an increase of NIS 5 million at the United States subsidiary, compared with the corresponding period in 2006. Net operating profit after neutralizing special salary expenses amounted to NIS 59 million, compared with NIS 37 million in the corresponding period in 2006, an increase of 59.5%.

7. Financial Management

In the first half of 2007, net profit in the financial management segment totaled NIS 239 million, compared with a profit of NIS 644 million in the corresponding period in 2006. The decrease in profit stems from the recording of profit from an extraordinary item during the corresponding period in 2006, from the sale of the holdings in Africa Israel Investments and of 10% out of the holding in Migdal Insurance and Financial Holdings, in the amount of NIS 718 million, compared with zero in the first half of 2007.

Net operating profit amounted to some NIS 239 million, compared with a loss of NIS 74 million during the corresponding period in 2006. The increase in profit stems from the following reasons:

- In the corresponding period in 2006, operating expenses in the amount of some NIS 170 million had been recorded which were not charged to the other operating segments (adoption of new mortality tables and an increase in the provision for severance pay and pensions as a result of the increase in the amount of the obligation for severance pay which was greater than the increase in value of the severance pay fund).

- An increase in net interest income in the amount of NIS 29 million, partly as a result of the increase in the market value of debentures for trading and an increase in profit from the sale of debentures available for sale.

- An increase in operating income in the amount of NIS 163 million resulting from profits of the reserve for severance pay, dividends received and profits from the sale of shares available for sale.

On the other hand, a decrease in the Group's portion of profits of companies included on the equity basis from NIS 102 million to NIS 82 million, as a result of the sale of the holdings in Africa Israel and 10% of Migdal Insurance and Financial Holdings, partly offset these increases.

The net profit after neutralizing special salary expenses amounted to NIS 240 million, compared with NIS 650 million in the corresponding period in 2006, a decrease of NIS 410 million.

Companies Included on the Equity Basis (Non-Banking)

This includes the operating results of the Group's non-banking (real) investments.

The Leumi Group's total investments in companies included on the equity basis was NIS 1,765 million on 30 June 2007, compared with NIS 1,251 million on 31 December 2006.

The contribution to Group profit of the companies included on the equity basis in the first half of 2007 amounted to NIS 84 million, compared with NIS 98 million in the corresponding period in 2006.

The decrease in the contribution to profit is derived from the fact that during the first quarter of 2006, profits were still recorded on the equity basis in respect of Africa Israel Investments and in respect of Midgal Insurance and Financial Holdings.

The following table details the companies' contribution to the Group's net profit (in NIS millions):

	For the three months ending 30 June		
	2007	2006	% change
The Israel Corporation Ltd.	**59**	62	(4.8)
Migdal Insurance and Financial Holdings Ltd.	-	23	-
Africa Israel Investments Ltd.	-	12	-
Paz Oil Company Ltd.	**20**	-	-
Others	**5**	1	-
Total	**84**	98	(14.3)

The Israel Corporation Ltd. – Restrictions in the Permit for Control of Oil Refineries Ltd. (ORL)

The control permit for ORL, which was granted to the Israel Corporation Ltd. (the "Israel Corporation"), contains certain restrictions on the Bank with respect to directors serving on behalf of the Bank in the Israel Corporation. The purpose of the restrictions is the maintenance of "Chinese walls" between ORL and the Ashdod Oil Refinery Ltd. ("AOR"), for so long as: the Israel Corporation controls ORL and Paz Oil Company Ltd. ("Paz") controls AOR; and the Bank has the right or the ability to appoint, to recommend or to otherwise influence the appointment of a director of the Israel Corporation and of Paz.

Paz Oil Company Ltd.

Leumi Real Holdings Ltd. holds 15.63% of Paz Oil Company Ltd. ("Paz"). In January 2007, two directors of Paz were appointed by Leumi, constituting 20% of the Board of Directors. As of 1 January 2007, the investment is presented on the equity basis (until that date, the investment was presented as part of securities available for sale).

The recording of the investment on the equity basis was carried out on the basis of the cost paid. Surplus costs will be attributed in part to real estate and in part to goodwill, which will be written-off over ten years, in accordance with directives of the Supervisor of Banks. In a letter dated 3 July 2007, the Bank of Israel notified the Bank that Paz is considered to be a conglomerate, as detailed below.

Following the Israel Corporation's purchase of the control of ORL, the Government Companies Authority is examining the possibility of amending the control permit of the Ashdod Oil Refinery Ltd., which was granted to the controlling shareholders of Paz.

Holdings in Non-banking Holding Corporations (Conglomerates)

The Bank's holdings in non-banking corporations are subject to restrictions determined in the Banking (Licensing) Law, 1981 (the "Banking Law"). The Banking Law determines, *inter alia*, in section 24A that a banking corporation is entitled to hold means of control in only one

conglomerate (a "Non-banking Holding Corporation") (a corporation whose capital exceeds some NIS 1,767 million and operates in more than three branches of the economy). The Bank has holdings in one conglomerate - The Israel Corporation Ltd.

The financial statements of Paz Oil Company Ltd. ("Paz") for the first quarter of 2007, in which new accounting standards were implemented, indicate that the shareholders' equity of Paz exceeds the minimal amount of capital for the definition of a conglomerate (a non-banking holding corporation).

Prior to the publication of the said financial statements, discussions had been held between the Bank and the Bank of Israel with regard to the interpretation of the Banking Law relating to the definition of Paz as a conglomerate. Further to these discussions, the Bank of Israel notified the Bank, in its letter of 3 July 2007, that it does not accept the Bank's interpretation that the energy sector constitutes one sector of the economy. As a result, according to the position of the Bank of Israel, Paz is a conglomerate under the Banking Law.

As a result, and in accordance with the Bank of Israel's notification of 3 July 2007, the Bank is required to sell its holdings in one of the conglomerates, Paz or the Israel Corporation Ltd., by 30 June 2009. The Bank has announced that, following discussions in August 2007 regarding the holdings of the Bank in non-banking holding companies, and in light of the Bank of Israel's position (and subject to the continuance of the current discussions with the Bank of Israel in this regard, wherein the Bank disagrees with the Bank of Israel's position), the Bank intends (as of the date of said decision) to attempt to sell its holdings in Paz (15.63% of the share capital and voting rights – 15.24% on a fully-diluted basis); this being subject to the conditions, the circumstances and additional examinations and taking into account the timetables set by the Bank of Israel (namely, by 30 June 2009), and subject to there being no change in the dates set or position of the Bank of Israel.

8. **Others** - this segment includes activities not allocated to the other segments.

This segment includes the other activities of the Group, none of which amounts to a profit segment under the directives of the Bank of Israel.
This activity includes primarily: part of the operations of the capital market companies that are not allocated to other segments, and credit card transactions.
During the first half of 2007 the profit of the "Others" segment amounted to NIS 4 million, compared with a profit of NIS 1 million in the corresponding period in 2006.

The following table sets out details of the main changes in NIS millions:

	For the three months ending 30 June		
	2007	2006	Change in amount
Profit from extraordinary items	**2**	4	(2)
From operating activity at the Bank	**24**	24	-
Leumi L.P. (previously Leumi-Pia)	**(1)**	9	(10)
Leumi Securities (previously Psagot-Ofek)	**-**	26	(26)
Leumi & Co.	**11**	(4)	15
Other companies in Israel	**(4)**	7	(11)
Overseas companies	**13**	18	(5)
Tax adjustments (1)	**(41)**	(83)	42
Total	**4**	1	3

(1) Tax differentials between tax calculations in the segments and the effective tax in the Consolidated Report.

Activities in Products

A. Capital market activities - these activities include the activities of provident funds and supplementary training funds, the sale of which has been completed. In addition, they include the activities of Leumi & Co. Investment House Ltd., which specializes in the provision of investment banking services, business and financial services, capital raising, underwriting, organizing public and private issues, economic advice and valuations.

Capital market activities - the activities of the subsidiary companies that managed mutual funds and provident funds, which were sold in 2006, with part of the sales of the provident funds having been completed during 2007. The sale of these operations is a consequence of the capital market reform, as formulated in the legislation mentioned on pages 12-13 above, and as described in detail in Note 31 to the Annual Report for 2006.

The following tables set out details of the operations in the capital market in Israel as presented in the various operational segments:

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Real estate	Other	Total
	For the three months ending on 30 June 2007							
	In NIS millions							
Profit (loss) from net interest income	-	-	1	-	-	-	(10)	(9)
Operating and other income	**129**	**30**	**5**	**33**	**8**	**2**	**51**	**258**
Total income	**129**	**30**	**6**	**33**	**8**	**2**	**41**	**249**
Operating and other expenses	**95**	**15**	**3**	**13**	**5**	**-**	**31**	**162**
Operating profit before taxes	**34**	**15**	**3**	**20**	**3**	**2**	**10**	**87**
Operating profit after taxes	**21**	**9**	**2**	**12**	**2**	**1**	**19**	**66**
Loss from extraordinary items after taxes	**(2)**	**-**	**(1)**	**-**	**(1)**	**-**	**-**	**(4)**
Net profit	**19**	**9**	**1**	**12**	**1**	**1**	**19**	**62**

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Real estate	Other	Total
	For the three months ending on 30 June 2006							
	In NIS millions							
Profit from net interest income	-	-	-	-	-	-	3	3
Operating and other income	112	27	5	23	7	1	151	326
Total income	112	27	5	23	7	1	154	329
Operating and other expenses	91	18	2	6	4	-	88	209
Operating profit before taxes	21	9	3	17	3	1	66	120
Net profit	13	7	1	10	2	-	41	74

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Real estate	Other	Total
	For the six months ending on 30 June 2007							
	In NIS millions							
Profit (loss) from net interest income	-	-	1	-	-	-	(17)	(16)
Operating and other income	**248**	**60**	**10**	**65**	**14**	**3**	**75**	**475**
Total income	**248**	**60**	**11**	**65**	**14**	**3**	**58**	**459**
Operating and other expenses	**201**	**30**	**6**	**23**	**9**	**1**	**51**	**321**
Operating profit before taxes	**47**	**30**	**5**	**42**	**5**	**2**	**7**	**138**
Operating profit after taxes	**29**	**18**	**3**	**26**	**3**	**1**	**10**	**90**
Profit from extraordinary items after taxes	**205**	**4**	**19**	**11**	**13**	**1**	**-**	**253**
Net profit	**234**	**22**	**22**	**37**	**16**	**2**	**12**	**345**

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Real estate	Other	Total
	For the six months ending on 30 June 2006							
	In NIS millions							
Profit from net interest income	-	-	1	-	-	-	9	10
Operating and other income	278	56	14	48	15	2	225	638
Total income	278	56	15	48	15	2	234	648
Operating and other expenses	191	34	6	14	8	-	161	414
Operating profit before taxes	87	22	9	34	7	2	73	234
Net profit	52	15	5	20	4	1	40	137

The following table sets out details of income from management fees from mutual funds, provident funds and supplementary training funds, in NIS millions:

	First Half	
	2007	2006
Mutual funds	**81**	234
Provident funds	**14**	110
Supplementary training funds	**16**	14
Total	**111**	358

In the first half of 2007, net operating profit after taxes from capital market operations amounted to NIS 90 million, compared with NIS 137 million in the corresponding period in 2006, a decrease of 34.3%. The decrease in profit arises mainly from the sale of capital

market companies, pursuant to the Bachar Reform. This decrease was offset by an increase in securities activities.

B. Credit Cards - Leumi Card

This activity includes mainly the issuance of credit cards to private customers and providing acquiring services for businesses.

The principal credit card transactions are executed by the subsidiary, Leumi Card, which engages in the issue of credit cards, the provision of acquiring services and the development of payment solutions.

Leumi Card ended the first half of the year with a net profit of NIS 43 million, compared with NIS 38 million in the corresponding period in 2006, an increase of 13.1%.

During the first half of 2007, the volume of activity of Leumi Card credit card holders increased by 12%, and that of businesses by 5%, compared with the activity during the corresponding period in 2006. The number of active cards increased by some 16% in the first half of 2007, as compared with corresponding period in 2006.

The following tables set out details of the credit card activity as presented in the various operational segments:

	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the three months ending on 30 June 2007					
	In NIS millions					
Profit from net interest income	**17**	**-**	**3**	**1**	**3**	**24**
Operating and other income	**132**	**-**	**9**	**6**	**21**	**168**
Total income	**149**	**-**	**12**	**7**	**24**	**192**
Provisions for doubtful debts	**3**	**-**	**-**	**(1)**	**1**	**3**
Operating and other expenses	**96**	**1**	**10**	**8**	**24**	**139**
Operating profit (loss) before taxes	**50**	**(1)**	**2**	**-**	**(1)**	**50**
Net profit (loss)	**35**	**(1)**	**1**	**-**	**(1)**	**34**

	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the three months ending on 30 June 2006					
	In NIS millions					
Net interest income	14	-	1	2	3	20
Operating and other income	141	-	6	2	6	155
Total income	155	-	7	4	9	175
Provisions for doubtful debts	1	-	-	-	-	1
Operating and other expenses	102	-	10	5	20	137
Operating profit (loss) before taxes	52	-	(3)	(1)	(11)	37
Net profit (loss)	35	-	(1)	-	(7)	27

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the six months ending on 30 June 2007					
	In NIS millions					
Profit from net interest income	**34**	**-**	**3**	**2**	**7**	**46**
Operating and other income	**290**	**-**	**11**	**7**	**20**	**328**
Total income	**324**	**-**	**14**	**9**	**27**	**374**
Provisions for doubtful debts	**7**	**-**	**-**	**-**	**1**	**8**
Operating and other expenses	**218**	**1**	**12**	**9**	**30**	**270**
Operating profit (loss) before taxes	**99**	**(1)**	**2**	**-**	**(4)**	**96**
Net profit (loss)	**68**	**(1)**	**1**	**-**	**(3)**	**65**

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the six months ending on 30 June 2006					
	In NIS millions					
Profit from net interest income	32	-	3	3	5	43
Operating and other income	272	-	14	6	11	303
Total income	304	-	17	9	16	346
Provisions for doubtful debts	2	-	-	-	-	2
Operating and other expenses	199	1	18	9	34	261
Operating profit (loss) before taxes	103	(1)	(1)	-	(18)	83
Net profit (loss)	70	(1)	-	-	(12)	57

In the first half of 2007, net profit from credit card operations amounted to some NIS 65 million, compared with NIS 57 million during the corresponding period in 2006, an increase of 14.0%.

Profit Centers in the Group

The following table sets out details of the contribution of the Group's major profit centers to net operating profit:

	For the first half			For the first half		
	2007*	2006*	Change	**2007****	2006**	Change
	NIS millions		%	NIS millions		%
The Bank	**1,080**	369	192.7	**1,045**	396	163.9
Consolidated companies in Israel (1)	**258**	194	33.0	**258**	194	33.0
Overseas consolidated companies (2)	**172**	104	65.4	**207**	77	168.8
Non-banking companies (1)	**61**	100	(39.0)	**61**	100	(39.0)
Net operating profit	**1,571**	767	104.8	**1,571**	767	104.8
Overseas' subsidiaries profit, in nominal terms (US$ millions) (3)	**38.4**	35.3	8.8	**38.4**	35.3	8.8

* Translation adjustments in respect of overseas investments were offset against translation adjustments of the financing sources at the Bank after the effect of taxes.
** According to the financial statements
(1) The non-banking companies of Leumi & Co., Leumi Real Holdings and Leumi Card were included in the data of the consolidated companies in Israel.
(2) After certain adjustments to Israeli accounting principles.
(3) As reported by the overseas subsidiaries, including minority interests.

Following are the Main Changes in the Contribution of the Profit Centers (after translation adjustments):

- The increase in net operating profit at the Bank derived mainly from a decrease in special salary expenses as explained above on page 21, from a decrease in the provisions for doubtful debts, from an increase in net interest income and from an increase in operating and other income.

- The increase in net operating profit of consolidated companies in Israel derives mainly from the increase in the profits of Leumi Mortgage Bank, due to a decrease in provisions for doubtful debts, and the improvement in the profits of Leumi & Co. and the Arab Israel Bank.

- The increase in the profit of overseas subsidiaries derives from an improvement in the profitability of the Swiss and US subsidiaries, as well as from positive exchange rate differentials during the first half of the year, compared with the negative exchange rate differentials during the corresponding period in 2006, especially in respect of the US subsidiary.

- The decline in the contribution of companies included on the equity basis derives mainly from the sale of the Bank's holding in Africa Israel Investments and part of the Bank's holdings in Migdal Insurance and Financial Holdings.

The overseas subsidiaries' profits in nominal terms as published by them (including the Bank's overseas branches and minority interests) totaled some US$ 40 million, an increase of US$ 3 million compared with the corresponding period in 2006. The contribution of the overseas subsidiaries in shekels, after certain adjustments to Israeli accounting principles and following offsetting exchange rate differentials in respect of financing sources after the effect of taxes, totaled NIS 172 million, compared with NIS 104 million in the corresponding period in 2006. Excluding the effect of exchange rate differentials in respect of the cost of financing

sources, net, the profit of the overseas subsidiaries amounted to NIS 207 million, as compared with NIS 77 million in the corresponding period in 2006, an increase of NIS 130 million, deriving mainly from exchange rate differentials in respect of the overseas investments.

The following table sets out a summary of the above data:

	For the period January to June	
	2007	2006
	NIS millions	
Profits of the subsidiaries in shekels (the Group's share)	**162**	127
Exchange rate differentials on the investment	**45**	(50)
Total	**207**	77
Exchange rate differentials on the net cost of financing sources	**(35)**	27
Total contribution of the subsidiaries (after offsetting net financing sources)	**172**	104

Activities of Major Subsidiaries and Affiliates

Consolidated Subsidiaries in Israel

The Bank's investments in consolidated subsidiaries in Israel amounted to NIS 6,776 million on 30 June 2007, compared with NIS 6,130 million on 31 December 2006. The contribution to net profit was NIS 257 million during the first half of 2007, compared with NIS 194 million in the corresponding period in 2006, an increase of 32.1%.

The following table sets out the contribution of the major consolidated companies in Israel to the net profit of the Group:

	Return on Group's investment		Contribution to Group's profit (1)		
	Period ending 30 June		Period ending 30 June		
	2007	2006	**2007**	2006	Change
	%		NIS millions		%
Leumi Mortgage Bank	**9.2**	3.3	**81.1**	28.8	181.2
Arab Israel Bank	**30.0**	21.5	**47.0**	33.8	38.9
Leumi Card	**110.7**	-	**42.6**	38.7	10.0
Leumi & Co. Investment House (2)	**13.6**	-	**15.7**	(2.0)	-
Leumi Securities (previously Psagot-Ofek Investment House)	**3.1**	56.0	**12.5**	25.5	(50.9)
Leumi Real Holdings (2)	**7.8**	10.1	**18.8**	17.5	7.4
Leumi Leasing and Investments	**3.7**	5.1	**14.1**	17.5	(19.4)
Others	**2.9**	8.3	**24.9**	34.5	(27.8)
Total consolidated subsidiaries in Israel	**8.3**	9.3	**256.7**	194.3	32.1

(1) The profit (loss) presented is according to the Group's share in the results.
(2) Including the profit and/or loss of companies included on the equity basis of Leumi & Co. and Leumi Real Holdings.

Overseas Consolidated Subsidiaries

The Bank's investments in overseas consolidated subsidiaries amounted to NIS 4,375 million on 30 June 2007, compared with NIS 4,382 million on 31 December 2006.

In the first half of 2007, the contribution of the overseas consolidated subsidiaries to the net profit of the Group, as reported in shekels and after offsetting translation adjustments, amounted to a profit of NIS 176 million, compared with a profit of NIS 104 million in the corresponding period in 2006. The increase derives mainly from positive exchange rate differentials with respect to the investment, as compared with negative exchange rate differentials in the corresponding period in 2006.

The following table sets out the contribution of the principal overseas consolidated companies to the net profit of the Group:

	Return on Group's investment		Contribution to Group's profit(*)		
	Period ending 30 June		Period ending 30 June		
	2007	2006	**2007**	2006	Change
	%		NIS millions		%
Leumi USA (BLC)	**9.2**	1.7	**105.2**	19.5	439.5
Leumi UK	**13.7**	11.9	**49.7**	54.9	(9.5)
Leumi Switzerland	**2.7**	-	**8.1**	(1.9)	-
Leumi Luxembourg	**11.5**	11.4	**6.8**	6.2	9.7
Leumi Re	**25.3**	53.9	**11.9**	24.3	(51.0)
Leumi Romania	**-**	-	**(10.8)**	-	-
Others	**4.1**	0.5	**4.8**	0.6	-
Total overseas consolidated subsidiaries	**8.1**	4.9	**175.7**	103.6	69.9

(*) Translation adjustments in respect of the overseas investments were offset against translation adjustments in respect of the Bank's financing sources after the effect of taxes, in the amount of NIS (35) million (NIS 27 million in 2006). The following are the sums that were offset:

Leumi USA	- NIS (9) million in 2007, compared with NIS 49 million in 2006;
Leumi UK	- NIS (13) million in 2007, compared with NIS (14) million in 2006;
Leumi Switzerland	- NIS 2 million in 2007, compared with NIS (11) million in 2006.

The increase in the contribution to profit derives mainly from the effect of the depreciation of the exchange rate of the shekel against the US dollar. The effect of the exchange rate differentials was to increase pre-tax profit by NIS 45 million during the first half of the year, compared with a decrease of pre-tax profit by NIS 50 million in the corresponding period in 2006. Net interest expenses incurred by the Bank, and which offset part of these exchange rate differentials, totaled some NIS 35 million during the first half of the year, compared with income of NIS 27 million in the corresponding period in 2006.

The following table sets out details of the net profit of the overseas subsidiaries as reported by them:

	For the six months ended 30 June		
	2007	2006	Change
	Millions		%
Leumi USA (BLC) (US$)	**16.3**	12.4	31.5
Leumi (UK) (£)	**5.6**	5.6	-
Leumi Switzerland (CHF)	**7.3**	5.6	30.4
Leumi Luxembourg (Euro)	**1.1**	0.8	37.5
Leumi Re (US$)	**2.8**	5.8	(51.7)
Leumi Romania (Ron)*	**(3.3)**	-	-

* 1 Ron = US$ 0.428

The nominal profit of the overseas consolidated subsidiaries as reported by them (translated into US dollar terms for convenience) totaled US$ 38.4 million in the first half of 2007, compared with US$ 35.3 million in the corresponding period in 2006, an increase of 8.8%.

See Notes 3, 5, 6 and 7 to the Financial Statements regarding legal proceedings and other matters relating to the consolidated companies.

Bank Leumi Romania

On 22 August 2007, the Bank increased the share capital of Bank Leumi Romania by 85 million Ron (some US$ 36 million).

Capital Market and Financial Services Activities of the Bank and the Group

Mutual Funds

During 2006, following the legislation regarding the reform of the capital market, the Bank sold its activities in the area of mutual fund management. Commencing 2007, the Bank has been receiving distribution commissions only, in accordance with the legislation.

Provident Funds

Following the legislation regarding the reform of the capital market, in 2006 the Bank, together with Leumi Gemel Ltd., sold the goodwill, activities, assets and liabilities related to some of the provident funds that were managed by Leumi Gemel Ltd.

On 31 January 2007, the sale to Prisma Provident Funds Ltd. of the operations of additional provident funds, the largest of which were Sion, a Central Severance Pay Fund, Tzur and Sagi, was completed, at a price of some NIS 418 million, following a price reduction arising from adjustments agreed to between the parties. The Bank's net profit, following adjustments and tax provisions, was some NIS 257 million.

Together with the signing of the agreements with the purchasers of the provident funds, distribution agreements and agreements for the provisions of operating services were signed with Leumi Gemel.

Supplementary Training Funds

Following the capital market reform, on 15 July 2007, the sale of the activities of Kahal Employees Supplementary Training Fund Ltd. ("Kahal") – and of Kahal Paths Supplementary Training Fund (managed by Kahal Study Funds Management (1996) Ltd.) ("Kahal Management") was completed, pursuant to an agreement signed on 26 May 2006 between the Bank, Israel Discount Bank Ltd., Kahal and Kahal Management, and between Migdal Capital Markets (1965) Ltd. on behalf of a company under its control and Migdal Insurance and Financial Holdings Ltd. on behalf of a company under its control (the "Purchaser"), for the sale of the goodwill, management rights, additional rights and means of control of the banks in Kahal, and for the sale of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management, for consideration of NIS 264 million. The Bank's share of the consideration amount is NIS 150 million. The Bank's net profit, after adjustments and tax provisions, is some NIS 93 million.

Additionally, the Bank entered into an agreement with Kahal and with the Purchaser for the provision of operating services by the Bank to the funds sold, as well as a distribution agreement, under which the Bank will distribute the funds. The Bank intends to provide its customers with counseling regarding investments in supplementary training funds, through investment counselors.

Pension Counseling

The Bank is at an advanced stage of preparation for its entry into the pension counseling field. These preparations involve the development of computerized tools and the training and recruiting of staff. The Bank has submitted an application for a pension counseling license to the Supervisor of the Capital Markets, Insurance and Savings Department. The Bank and the Supervisor are engaged in negotiations with regard to the application, and disagreements have arisen regarding the scope of the license that the Supervisor is prepared to grant the Bank for the first years of its activity as a pension counselor. The Supervisor's position is that the large banks may not offer pension counseling to salaried employees for the first three years.

For additional details see Note 8 to the Financial Statements

Non-Banking Activities of Companies Included on the Equity Basis

Total investments of the Group in companies included on the equity basis amounted to NIS 1,765 million on 30 June 2007, compared with NIS 1,251 million on 31 December 2006.

During the first half of 2007, the contribution to net profit amounted to a profit of some NIS 84 million, compared with a profit of some NIS 98 million in the corresponding period in 2006.

The following are the details of the Group's investment in the principal company included on the equity basis:

The Israel Corporation Ltd.

The Israel Corporation Ltd.'s net profit during the first half of 2007 amounted to some NIS 328 million, compared with a profit of some NIS 406 million in the corresponding period in 2006.

The consolidated assets of the Israel Corporation totaled some NIS 45.8 billion as at 30 June 2007, compared with NIS 28.5 billion at the end of 2006.

Shareholders' equity totaled some NIS 5,785 million as at 30 June 2007, compared with some NIS 5,634 million at the end of 2006.

See page 53 above with regard to the restrictions imposed on the Bank by the control permit of Oil Refineries Ltd.

Paz Oil Company Ltd.

See page 53 above and Notes 10 and 12 to the Financial Statements.

Exposure to Risk and Methods of Risk Management

Market Risk and Liquidity Risk Management

The business results, shareholders' equity, cash-flows and the value of the Bank are exposed to market risks arising from volatility in interest rates, exchange rates, the CPI, prices of securities in Israel and abroad and other economic indices.

Ongoing market risk management is intended to assist in achieving business goals by estimating the anticipated profit from managing the risks, together with the damage that may result from exposure to the said risks. Such management is based on forecasts and ongoing evaluations of developments in the capital and financial markets.

The market risk management policy includes limits on the financial exposure. The limits are intended to reduce damage that may occur as a result of unexpected market changes. The system of limits defines the effect of exposure of the economic value, the accounting profit and the liquidity situation to unexpected changes in interest rates, the CPI, exchange rates, etc.

As part of the discussions regarding the 2007 work plan, the Board of Directors resolved to expand the frameworks of activity of the nostro portfolios.

Within the framework of the Capital Markets Division's responsibility for market risk management in Israel and overseas, steps are planned to allow for Group-wide coordination, while developing expertise and knowledge-sharing and taking advantage of economies of size.

The management of market risks at the Bank also includes the subsidiaries in Israel, with the exception of Leumi Mortgage Bank and Leumi & Co. Investment House Ltd., which have independent market risk policies and management, due to the dissimilar nature of their activity as compared with that of the Bank.

All the subsidiaries have adopted independent policies for market risk management. The frameworks for market risk exposures are in a uniform format set by the Bank. These frameworks have been examined by the Bank's Manager of Market Risks and found to be appropriate.

Information regarding the position of the exposures according to the frameworks that have been determined is received from the subsidiaries once a month or upon request, and is taken into account in the overview of the Group's exposures.

Basis Exposure

The exposure to basis risks is expressed as the loss that may occur in consequence of the effect of changes in the CPI and exchange rates on the difference between the value of the assets and the liabilities, including the effect of futures transactions, in each of the linkage sectors.

The exposure to basis risks is defined as a percentage of the Bank's exposed capital which is not invested in the non-linked shekel sector, since the capital is defined as an unlinked shekel source.

The exposed capital includes shareholders' equity and certain reserves, less investments in subsidiaries and affiliates and fixed assets, but including investments in overseas subsidiaries that are financed from foreign currency deposits.

The following table sets out the actual exposure at Group level compared with the limits fixed by the Board of Directors. The data is presented in terms of percentages of the exposed capital:

	30 June 2007	30 June 2006	31 December 2006	Approved Limits Maximum Surplus (or Deficit)
Unlinked	**(47.2%)**	(41.7%)	(33.8%)	50% - (100%)
CPI-linked	**47.1%**	37.8%	28.6%	100% - (50%)
Foreign currency	**0.1%**	3.9%	5.2%	25% - (10%)

The mix of the investment of exposed capital between the various linkage sectors is determined on an ongoing basis within the limits set out above, and on the basis of forecasts regarding relevant market variables.

During the first half of 2007, an average of some 45% of the exposed capital was invested in the CPI-linked sector. The CPI-linked investment fluctuated between 27.9% and 58.9%. An average of some 6.8% of the exposed capital was invested in the foreign currency and foreign currency-linked sector. The balance of the capital was invested in the unlinked shekel sector. During the first half of 2007, the Group complied with all the basis exposure limits approved by the Board of Directors.

For additional details, see pages 112-114 of the Report.

The following table shows the sensitivity to changes in the exchange rates of the major currencies as at 30 June 2007. The measurement relates to the effect of such changes on the capital of the Bank and includes the activity in balance sheet and derivative instruments (the theoretical change in the capital of the Bank does not include the effect of tax in respect of financing overseas investments):

	US$	Euro	£	CHF	Yen
	NIS millions				
Increase of 5% in exchange rate	18	(16)	6	0	2
Increase of 10% in exchange rate	42	(26)	13	(1)	6
Decrease of 5% in exchange rate	(30)	27	(2)	(3)	(1)
Decrease of 10% in exchange rate	(97)	54	(4)	(8)	0

Interest Exposure

The exposure to changes in interest arises from the gaps between the interest payment dates and the interest adjustment dates of the assets and liabilities in each of the sectors. For the purpose of managing interest risk, the gaps between the assets and liabilities in future periods are examined, and comparisons are made of the average life span of the assets, liabilities and capital in each sector. In addition, in each sector, a measurement is made of the exposure to changes in interest relating to the potential erosion of the economic value and the annual accounting profit in consequence of a shift of the yield curve in each of the sectors.

The following table sets out a summary of the interest exposure at the Group level (in NIS millions):

	Potential Erosion of Economic Value			Potential Erosion of Annual Profit*		
Effect of a parallel change of 1% in the yield curve	**30 June 2007**	30 June 2006	31 December 2006	**30 June 2007**	30 June 2006	31 December 2006
Actual	**527**	636	549	**143**	184	176

* The maximum erosion in annual profit, on the basis of an examination of the next three years.

The interest exposure limits are to a maximum change in the economic value at Group level of NIS 1,000 million, and to a change in the annual profit of NIS 500 million.

During the first half of 2007, the potential erosion of the economic value and of the annual profit fluctuated between NIS 527 million and NIS 600 million, and between NIS 141 million and NIS 179 million respectively.

During the first half of 2007, the Group complied with all the interest exposure limits set by the Board of Directors.

Value at Risk (VAR)

VAR is a measurement of the anticipated potential loss (the forecast decrease in present value of assets less liabilities) arising from the given composition of a portfolio at a given confidence level and over a given time horizon (holding period), due to possible changes in market values. The VAR is calculated once a month at Group level, and more frequently at the Bank level and for the trading portfolios.

The VAR calculations and the limits in VAR terms are based on the parametric approach, with a confidence level of 99%, and a holding period of two weeks.

In order to test the validity of the VAR model, the Bank performs daily backtesting by comparing the actual difference in the economic value of the Bank with the change estimated by the VAR model. The tests performed thus far confirm the validity of the model.

The VAR is also periodically calculated using historical simulation, and any difference between the two calculation methods is examined. Historical simulation enables risk measurement to be carried out without reliance on a specific probability structure.

The VAR of the option book in the trading portfolio is examined using both the parametric and the Monte Carlo simulation methods (so as to test the non-linear risk components). The differences observed between the two methods are not significant.

The following table sets out estimates of VAR amounts at the Group level:

	30 June 2007	30 June 2006	31 December 2006
	NIS millions		
Total VAR	**241**	287	206
VAR of MTM re-valued portfolios	**75**	47	29

The Board of Directors' VAR limits are NIS 500 million at Group level and the limit of NIS 300 million for the VAR of the Mark to Market re-valued items.

During the first half of 2007, the VAR fluctuated between NIS 206 million and NIS 277 million.

During the first half of 2007, the Group complied with the above limits.

Liquidity Risk

Liquidity is defined as the ability of the corporation to finance increases in assets and to comply with its liability payments. The ability to deal with liquidity risk involves uncertainty regarding the possibility of raising sources and/or realizing assets in an unexpected manner within a short period, without causing a material loss.

The Bank implements an overall liquidity risk management policy in Israeli and foreign currency (including foreign currency linked items), pursuant to the directives of the Bank of Israel. The purpose of the policy is to support the achievement of business goals while evaluating and limiting losses that may arise from exposure to liquidity risks.

The Bank maintains ongoing monitoring over the liquidity position and liquidity risk indices. Liquidity risk is measured and managed through an internal model whose purpose is to evaluate and monitor the liquid means at the Bank's disposal, in various scenarios.

As a part of its planning for an extreme scenario, an emergency plan has been prepared, including the strategy for managing a liquidity crisis, and the appointment of a management team responsible for dealing with the crisis and defining the procedures and steps required to deal therewith, including the creation of sources as rapidly as possible.

As well as the model described above, Leumi operates an additional measurement system for early warning of exceptional and unexpected developments in liquidity risk.

As required by the Bank of Israel's Directive No. 342, the Board of Directors has approved a policy for managing liquidity risks and determined limits as follows: the liquidity ratio must be higher than 1 and the liquidity gap must be higher than zero in each of the scenarios during the planned periods of one day, one week and one month.

During the first half of the year, there were no deviations from the limits set by the Board of Directors, other than a one day deviation from an extreme scenario limit.

For further details regarding management of market risks, see pages 166-177 of the Annual Report for 2006.

Credit Risk

In order to improve credit risk management and to adjust to regulatory requirements, an independent credit risk management unit was established.

The unit will conduct independent examinations of the credit risks and the risk aspects.

Authority with regard to granting credit at the various levels has been determined on the basis of the size of the credit facility, the borrower's risk rating and the nature of the application, while maintaining the principle of decision-making by senior staff on complex credit applications or those with a high risk.

For further details regarding credit risks, see pages 181-185 of the Annual Report for 2006.

See pages 177-180 of the Annual Report for 2006 with regard to **operating risks and legal risks**.

Preparations in Anticipation of Basel II

The Basel Committee on Banking Supervision published the final version of the capital adequacy measurement accord (Basel II) in June 2006, which is intended to be implemented, following central banks' instructions. The Accord is based on three pillars: minimum capital requirements, regulation, control and supervision of capital adequacy, and policy regarding disclosure of information to the public. Such information will supplement the minimum capital adequacy requirements and required supervision, and will allow the market to evaluate the risk of the bank. The Supervisor of Banks announced at the end of January 2007 that the target date for the implementation of Basel II in Israel is 2009. At the beginning of April 2007, the Supervisor submitted a draft directive dealing with the standard market risk and operating risk approaches. The banks have been asked to prepare their comments to the said draft.

The new minimum capital requirements relate to operating risks, in addition to credit and market risks, with which the banks have long since been required to deal. Furthermore, considerable changes are required in the capital requirements relating to credit risks. In the two contexts, of credit risks and also of operating risks, the Committee has proposed three options for calculating minimum capital. The options are typified by an ever-increasing sensitivity to risk. The banks, and the bank regulators, are to select the method appropriate to their risk management level.

As part of the Bank's preparations for the implementation of Basel II, and in continuation of activities carried out during 2004-2005, a project administration was set up at the end of 2005, the role of which is to manage, coordinate, adapt and supervise the parties involved in the project, and to bring about the eventual implementation of all the directives of Basel II.

In addition, a senior steering committee was appointed for the Basel II project, headed by the Senior Deputy Chief Executive Officer, and including several members of Management and other senior executives.

The Bank is preparing to adapt infrastructure systems to the required changes, and to collect the required data in order to estimate the risk variables. The adaptation of the systems, the construction of the data bases and the connection between the systems will all require the investment of substantial resources in the coming years.

At the end of May 2007, the Supervisor of Banks announced the establishment of six working teams to formulate the requirements for the banking corporations in the various areas. Additionally, the Financial Statements Unit of the Banking Supervision Department will

continue to handle the implementation of the Basel II recommendations regarding pillar 3 (requirements regarding disclosure in reports).

The above working teams began preliminary discussions with parallel teams at the Bank, to clarify the various issues.

The Bank of Israel has promised to publish draft guidelines by the end of August 2007 in anticipation of the teams' continued discussions.

Linkage Status and Liquidity Status

Linkage Status

During the first half of the year, the exposure in the CPI-linked sector increased from a level of some NIS 3.2 billion to a level of some NIS 4.2 billion. The increase in the investment in the CPI-linked sector was mainly carried out through the purchase of CPI-linked debentures.

The following table sets out the status of assets and liabilities classified according to linkage basis:

	As at 30 June 2007			As at 31 December 2006		
	Unlinked	CPI-linked	Foreign Currency(2)	Unlinked	CPI-linked	Foreign Currency(2)
	NIS millions					
Total assets (1)	**109,590**	**58,502**	**131,772**	108,139	56,272	129,767
Total liabilities (1)	**103,570**	**53,069**	**133,328**	102,067	53,095	129,814
Total exposure in sector	**6,020**	**5,433**	**(1,556)**	6,072	3,177	(47)

(1) Including forward transactions and options.
(2) Including foreign-currency-linked.

For further details, see pages 112-114 of the Report.

Funding and Liquidity Status

Liquidity Status

The System -

In the first half of 2007, the Bank of Israel decreased the volume of *Makam* tenders by some NIS 11.7 billion, to a level of some NIS 88 billion. This was after the Bank of Israel's announcement at the end of February that, after more than a decade of gradual increases in the volume of *Makam* issues, intended to establish it as a monetary tool, while absorbing liquidity surpluses in the economy, it would begin using *Makam* as an active monetary tool.

In parallel, the volume of monetary credit tenders of the Bank of Israel decreased by NIS 4.5 billion, to a level of NIS 3 billion at the end of June 2007. The average volume of the monetary credit tenders in the first half of the year was higher and amounted to some NIS 15.2 billion.

At Leumi, the balance of monetary credit tenders from the Bank of Israel amounted to some NIS 1 billion at the end of the half, compared with the end of 2006 at which time Leumi was

not utilizing this tool. The average volume of such tenders at Leumi in this period amounted to some NIS 5.8 billion.

From January 2007, the Bank of Israel ceased executing "repo" type tenders on *Makam* for the absorption of liquidity surpluses in the system. During the coming months, the Bank of Israel intends to commence the execution of reverse "repo" transactions, which will inject liquidity into the banking system and will also be open to insurance companies and institutional bodies.

In July 2007, the RTGS (real time gross settlement) system began operating in Israel, for the purpose of effecting transfers of shekels between the banks in Israel and the other participants in the system, during the business day. The first stage began operating on 30 July – at this stage, final and irrevocable clearing of the (net) results of *Masav*, check clearing and Stock Exchange clearing houses. The full operation of the system, which will also include customers' instructions, is expected to commence on 3 September 2007.

In addition, Leumi will become a member of the CLS Clearing House, and will provide nostro services in shekels and liquidity services in shekels to the CLS Bank. The date of commencement of operations (according to the latest timetable) in foreign currency will be the fourth quarter of 2007, and in shekels, the first quarter of 2008.

The Bank -

The structure of the Bank's assets and liabilities continues to indicate a high level of liquidity. This is the result of a deliberate policy of raising stable and diversified sources, while placing importance on the raising of deposits from a large number of customers, for varying periods of time, including long term.

The Bank has a liquid and high-quality securities portfolio (in shekels and foreign currency) of some NIS 31.6 billion, which is mainly invested in Israeli government debentures and foreign securities with an average rating of A+.

The Bank's net liquid assets – cash, deposits at banks and securities (excluding shares and funds), after deducting deposits from banks, stood at 33.0% of the Bank's total assets as at 30 June 2007, compared with 36.6% as at 31 December 2006. The ratio of net liquid assets to total liabilities (after deducting deposits from banks) stood at 37.0%, compared with 40.1% as at 31 December 2006.

Leumi monitors, on an ongoing basis, its liquidity status and the indices that are intended to warn of changes in the liquidity position, *inter alia*, by using an internal model that was developed at the Bank pursuant to a directive of the Bank of Israel. The various assumptions forming the basis of the model are examined and updated regularly according to developments in the major relevant parameters.

Sources and Uses (in the Bank) -

The balance of deposits of the public at the Bank rose during the first half of the year by some NIS 2.1 billion, an increase of 1.1%.

The balance of deposits of the public at the Bank in the unlinked shekel sector rose by NIS 0.4 billion, at a rate of some 0.4%, and reached a sum of NIS 90.4 billion at the end of June 2007.

The balance of foreign currency and foreign currency linked deposits of the public reached NIS 85.9 billion, an increase of NIS 4.2 billion. After neutralizing the effect of the currency exchange rates, the balance increased by some NIS 3.1 billion, 3.8%.

The balance of the deposits of the public in the CPI-linked sector decreased by some NIS 2.9 billion, a decrease of some 10.3%.

During the first half of 2007, the volume of CPI-linked debentures that were issued through Leumi Finance amounted to some NIS 0.9 billion. These issues were carried out for an average term of some 8 years.

During the first half of 2007, the volume of the Bank's customers' off- balance-sheet deposits continued to grow.

During the reported period, the volume of the securities portfolio of the Bank's customers increased by some NIS 28.7 billion. The volume of the mutual fund portfolio increased by NIS 11.6 billion.

In the first half of 2007, the balance of credit to the public increased by some NIS 6.5 billion. In unlinked credit, there was an increase amounting to some NIS 3.7 billion, 5.3%, CPI-linked credit rose by NIS 0.9 billion, an increase of 3.8% and foreign currency credit rose by some NIS 1.6 billion, an increase of some 4.8% (after neutralizing the effect of the exchange rates, the balance of foreign currency credit increased by some NIS 1.1 billion).

The Bank's activity in derivative transactions expanded during the reported period. This activity is carried out with the Bank's customers and is intended for hedging and managing the risks inherent in their activities. The volume of swap transactions with overseas banks increased from an average balance of NIS 4.6 billion in 2006 to an average balance of NIS 6.9 billion during the first half of 2007.

Legal Proceedings

The Directors' Report in the Annual Report for 2006 provides details of civil and other legal proceedings to which the Bank and the consolidated companies are parties.

As of the date of the publication of this Report, no material changes have occurred in the aforementioned proceedings, except as detailed below.

None of the proceedings pending against the Bank involves a sum exceeding 1% of the shareholders' equity of the Bank as at 30 June 2007, some NIS 196 million, with the exception of the proceedings detailed in Notes 3 and 6 to the Financial Statements.

For details regarding a petition for the approval of a class action filed in April 2007 and a petition for the approval of a class action that was filed in June of 2007, see Notes 4D and 4E to the Financial Statements.

In the opinion of the Management of the Bank, based on legal opinions, appropriate provisions have been recorded in the Financial Statements to cover possible damages in respect of all the claims.

See Notes 3-7 to the Financial Statements for further details.

On 11 March 2007, a petition for the approval of a derivative action on behalf of the Bank was filed against the controlling shareholder of Africa Israel and certain senior officers of the Bank, as detailed on page 196 of the Annual Report for 2006, paragraph 1.4.

On 15 August 2007, the Bank and its respondent officers filed a response to the petition for approval of the derivative action with the District Court, pursuant to which the court has been requested to dismiss the petition.

Material Agreements

Pursuant to the description in the Annual Report for 2006 of the agreement between the Bank and the Union Bank of Israel Ltd. ("Union Bank") for the provision of comprehensive computer and operating services, in April 2007 the Bank and Union Bank reached an agreement for the extension of the agreement for the provision of comprehensive computer and operating services by the Bank to Union Bank signed in September 2001, for a period ending in 2009.

The period of the new agreement is 10 years, beginning on 1 January 2007, and according to such agreement the Bank will be paid an annual consideration that will gradually increase from some NIS 40 million in the first two years, to some NIS 45 million beginning from the sixth year. (The amounts are linked to the CPI of December 2006 and are dependent on the volume of activities of Union Bank.)

The extension of the agreement has been approved by the Boards of Directors of the Bank and Union Bank, and is subject to the execution of a detailed agreement and the approval of the Bank of Israel

D. Additional Matters

Leumi for the Community

Social Involvement

Since its establishment, Leumi has been active in the community in which it operates, and as part of its perception of its role, the Bank contributes to various institutions and organizations in the areas of education, social welfare, culture, art and health. In recent years, the Bank has placed an emphasis on supporting the fields of training and education, and on encouraging entrepreneurship and the development of leadership among young people living in peripheral areas.

The Group's involvement in the community is undertaken in a number of ways:

- Donations through organizations (institutions and non-profit organizations), which work to promote social projects that concentrate on education and the welfare of children and young people.

- Involvement by providing sponsorships for educational and cultural activities

- Individual attention to populations in grave distress.

"Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation"

In 2003, upon the hundredth anniversary of the Bank's establishment, Leumi established "Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation." The

Fund invests in educational projects, and works to reduce social gaps and provide equal opportunities. In 2006, some 14,000 students and pupils from different population sectors throughout the country participated in the fund's various educational and enrichment programs. Through the Fund, Leumi supports the "Atidim" ("Futures") organization and the "Youth Leading Change" association which develop education and leadership among young people, and the "Equal Opportunities" initiative which provides welfare and assistance to families in distress.

Summary of activities during the 2006-2007 year

The Fund's activities in the areas of education and access to higher education continued during the second quarter, in cooperation with Tel Aviv University, Ben Gurion University of the Negev, Haifa University, Tel-Hai Academic College, the "Friends of Atidim" association, the "Israel Venture Network" association, the "Unistream" association and the "Youth Leading Change – Follow Me" association.

"Equal Opportunities"

The second stage of this initiative, which provides an expanded assistance package to families with limited resources, is almost complete. Some 150 of the families have received all their assistance. The other families are at the stage of transmitting requests for needs and services that are being acquired locally.

Kamcha de'Pascha

In honor of the Passover festival, Leumi distributed food packages and gift coupons to some 1,800 needy families in the context of the *Kamcha de'Pascha* (food for Passover) campaign. The campaign was conducted for the third consecutive year thanks to a contribution from the "Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation" association as well as from employees and customers.

"Young Israeli Entrepreneurs – Established by Leumi"

As an expression of the importance Leumi attaches to the development of entrepreneurship, Leumi has participated in and supported the "Young Entrepreneurs" project since its commencement in Israel in 1991. "Young Entrepreneurs" is an international initiative which involves millions of young people each year from more than one hundred countries throughout the world. More than 4,000 young people from all parts of the country are participating this year as well, in an educational and challenging program, during the course of which they gain experience in establishing and managing a business, while learning the principles of entrepreneurship and business practice. The program's participants originate from all sectors of Israeli society – veteran Israelis, new immigrants and young people from the Arab sector.

Ma'ale Index for Social Responsibility

Leumi is ranked in the top ten of all of Israel's large companies, which are ranked by the Ma'ale Index for Social Responsibility.

The Ma'ale ranking examines the large companies in the economy with respect to social responsibility criteria. The ranking is based on detailed criteria in four central areas from all the areas of businesses' social responsibility: the environment, business ethics, work environment and human rights and community relations.

Volume of Contributions and Sponsorships

During the first half of 2007, the Leumi Group contributed and provided sponsorships for social welfare and community purposes in the amount of some NIS 7.1 million, of which the contributions totaled some NIS 5.8 million.

Internal Auditor

Details regarding the Internal Audit of the Group, including the professional standards according to which the Internal Audit Division operates, the annual and multi-year work plan and the considerations used in establishing same, were included in the Annual Report for 2006.

No material changes to these details occurred during the period reported.

An annual summarizing report for 2006 was presented on 10 April 2007 and discussed by the Audit Committee on 15 April 2007. Annual reports for subsidiaries and overseas offices for 2006 were presented on 10 April 2007 and discussed by the Audit Committee on 27 May 2007.

Evaluation of Controls and Procedures

Evaluation of Disclosure Controls and Procedures for the Financial Statements

On 15 November 2004, the Supervisor of Banks published a Directive regarding the certification to be attached to the quarterly and annual statements of banking corporations, to be signed by the chief executive officer and chief accountant/treasurer of the bank or the person actually carrying out this task (in Leumi, the Head of the Finance and Economics Division), beginning with the financial statements for the period ending 30 June 2005. On 18 July 2005, the Supervisor of Banks published an amended text of the certification. The text of the certification in the Directive is based on the directives of the SEC and relates to the requirements of section 302 of the Sarbanes-Oxley Act (SOX). According to the Supervisor's Directive, the certification is not implemented in accordance with the extensive requirements of section 404 of the SOX Act, which requires the existence of a system of internal controls according to a defined and accepted framework, which is far wider in extent than the disclosure controls required to be operated beginning with the financial statements as at 30 June 2005 and thereafter.

With the assistance of external consultants, the Bank has established procedures and set up a disclosure committee, headed by the President and Chief Executive Officer of the Bank, and including members of Management and other senior officers, in the manner required to fulfill the requirements of this Directive.

The Management of the Bank, together with the President and Chief Executive Officer and the Head of the Finance and Economics Division, have, as at the end of the period covered by this Report, evaluated the effectiveness of the disclosure controls and procedures of the Bank. On the basis of this evaluation, the President and Chief Executive Officer of the Bank and the Head of the Finance and Economics Division have concluded that, as at the end of the said period, the disclosure controls and procedures of the Bank are effective for the recording, processing, summarizing and reporting of the information that the Bank is required to disclose in its quarterly financial statements, in accordance with the public reporting Directives of the Supervisor of Banks and at the time required in these Directives.

During the quarter ending on 30 June 2007, no material change occurred to the internal controls on financial reporting of the Bank that materially affected or is reasonably anticipated to materially affect the Bank's internal control of financial reporting.

Management's Responsibility for the Internal Control of Financial Reporting (SOX Act 404)

On 5 December 2005, the Supervisor of Banks published a circular detailing provisions for the implementation of the requirements of section 404 of the SOX Act. In section 404, the SEC and the Public Company Accounting Oversight Board determined provisions as to management's responsibility for the internal control over financial reporting and as to the external auditors' opinion with regard to the audit of the internal control over financial reporting.

The Supervisor's directives in the said circular prescribe that:

- Banking corporations shall apply the requirements of section 404 and also the SEC's directives that were published thereunder.

- Proper internal control requires the existence of a control system in accordance with a defined and recognized framework, and the COSO model meets with the requirements and can be used in order to assess the internal control.

- Implementation of the Directive's requirements requires the upgrading and/or establishment of an infrastructure system of internal controls at the Bank and the process of developing such systems obliges the Bank to deploy and to determine interim stages and targets until the full implementation thereof.

- The project must be completed by the end of the first half of 2008, so that the external auditors' audit commences in June 2008 and is completed by the date of the December 2008 Report.

The Management of the Bank is taking action to implement the directive.

Board of Directors

On 20 May 2007, Mr. Moshe Dovrat was elected as a Director of the Bank at the Bank's Annual General Meeting.

At the meeting of the Board of Directors held on 28 August 2007, it was resolved to approve and publish the Group's condensed unaudited consolidated Financial Statements as at 30 June 2007 and for the periods ending on that date.

During the first half of 2007 the Board of Directors held 20 plenary meetings and 53 committee meetings.

Eitan Raff	Galia Maor
Chairman of the Board of Directors	President and Chief Executive Officer

28 August 2007

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the three months ended 30 June							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Israeli currency - unlinked								
Assets (c) (d)	**95,044**	**1,432**	**6.16**		(i) 86,720	1,490	7.07	
Effect of embedded and ALM derivatives (e)	**25,980**	**252**			13,813	161		
Total assets	**121,024**	**1,684**		**5.68**	100,533	1,651		6.75
Liabilities (d)	**102,682**	**(752)**	**(2.95)**		(i) 85,115	(799)	(3.81)	
Effect of embedded and ALM derivatives (e)	**12,177**	**(103)**			6,554	(26)		
Total liabilities	**114,859**	**(855)**		**(3.00)**	91,669	(825)		(3.65)
Interest margin			**3.21**	**2.68**			3.26	3.10
Israeli currency – linked to the CPI								
Assets (c) (d)	**56,982**	**1,058**	**7.64**		57,097	1,379	10.01	
Effect of embedded and ALM derivatives (e)	**427**	**9**			262	3		
Total assets	**57,409**	**1,067**		**7.65**	57,359	1,382		9..99
Liabilities (d)	**42,070**	**(716)**	**(6.98)**		47,238	(1,029)	(9.00)	
Effect of embedded and ALM derivatives (e)	**7,621**	**(204)**			3,922	(50)		
Total liabilities	**49,691**	**(920)**		**(7.61)**	51,160	(1,079)		(8.71)
Interest margin			**0.66**	**0.04**			1.01	1.28
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c) (d)	**122,069**	**5,229**	**18.27**		(i) 121,071	(3,009)	(9.58)	
Effect of derivatives: (e)								
Hedging derivatives	**6,814**	**20**			4,351	72		
Embedded derivatives and ALM	**50,317**	**1,515**			52,762	(1,224)		
Total assets	**179,200**	**6,764**		**15.98**	178,184	(4,161)		(9.02)
Liabilities (d)	**116,369**	**(4,640)**	**(16.93)**		(i) 116,538	3,295	10.84	
Effect of derivatives: (e)								
Hedging derivatives	**6,566**	**(10)**			4,247	(40)		
Embedded derivatives and ALM	**56,736**	**(1,726)**			55,950	1,452		
Total liabilities	**179,671**	**(6,376)**		**(14.97)**	176,735	4,707		10.23
Interest margin			**1.34**	**1.01**			1.26	1.21

See footnotes on page 78.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the three months ended 30 June							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Total monetary assets generating interest Income (d) (f)	274,095	7,719	11.75		(i) 264,888	(140)	(0.21)	
Effect of derivatives: (e)								
Hedging derivatives	6,814	20			4,351	72		
Embedded derivatives and ALM	76,724	1,776			66,837	(1,060)		
Total assets	357,633	9,515		11.08	336,076	(1,128)		(1.33)
Total monetary liabilities generating interest expenses (d)	261,121	(6,108)	(9.69)		(i) 248,891	1,467	2.34	
Effect of derivatives: (e)								
Hedging derivatives	6,566	(10)			4,247	(40)		
Embedded derivatives and ALM	76,534	(2,033)			66,426	1,376		
Total liabilities	344,221	(8,151)		(9.81)	319,564	2,803		3.46
Interest margin			2.06	1.27			2.13	2.13
In respect of options		37				(15)		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivatives and embedded derivatives which have been separated) (e)		(2)				1		
Financing commissions and other financing income (g)		499				84		
Other financing expenses		(89)				51		
Net interest income before provision for doubtful debts		1,809				1,796		
Provision for doubtful debts (including general and supplementary provision)		(38)				(185)		
Net interest income after provision for doubtful debts		1,771				1,611		
Monetary assets generating interest income (d) (f)	274,095				264,888			
Assets derived from derivative instruments (h)	3,829				3,782			
Other monetary assets (d)	4,575				3,129			
General provision and supplementary provision for doubtful debts	(1,000)				(1,071)			
Total monetary assets	281,499				270,728			
Monetary liabilities generating interest expenses (d)	261,121				248,891			
Liabilities derived from derivative instruments (h)	3,493				3,596			
Other monetary liabilities (d)	7,217				6,666			
Total monetary liabilities	271,831				259,153			
Total monetary assets exceed monetary liabilities	9,668				11,575			
Non-monetary assets	9,897				7,614			
Non-monetary liabilities	778				1,671			
Total capital resources	18,787				17,518			

See footnotes on page 78.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances, and quarterly opening balances in foreign subsidiaries, except for the unlinked Israeli currency sector where the average balance is based on daily figures, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized profits (losses) from adjustment to fair value of debentures held for trading and available for sale has been deducted from (added to) the average balance of the assets as follows:
The unlinked Israeli currency sector for the three and six month periods amounts to NIS 243 million and NIS 218 million respectively.
The linked Israeli currency sector for the three and six month periods amounts to NIS 176 million and NIS 137 million respectively.
The foreign currency sector (which includes foreign currency - linked Israeli sector) for the three and six month periods amounts to NIS (17) million and NIS (40) million respectively.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

(f) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets in the various sectors.
The three month and six month period amounts to NIS 402 million and NIS 315 million respectively.

(g) This includes profits and losses on sales of investments in debentures and adjustments to fair value of debentures held for trading.

(h) Includes the average balance for derivative instruments (does not include average of off-balance sheet derivative instruments).

(i) Restated.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Nominal U.S. $

	For the three months ended 30 June							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	($ millions)		%	%	($ millions)		%	%
Foreign currency:								
Local operations (including Israeli currency linked to foreign currency)								
Assets (c) (d)	19,228	268	5.69		16,760	218	5.31	
Effect of derivatives: (e)								
Hedging derivatives	1,665	6			951	16		
Embedded derivatives and ALM	12,257	29			11,498	3		
Total assets	33,150	303		3.70	29,209	237		3.29
Liabilities (d)	18,705	(187)	(4.07)		16,585	(135)	(3.31)	
Effect of derivatives: (e)								
Hedging derivatives	1,608	(3)			933	(9)		
Embedded derivatives and ALM	13,808	(19)			12,159	11		
Total liabilities	34,121	(209)		(2.47)	29,677	(133)		(1.81)
Interest margin			1.62	1.23			2.00	1.48
Foreign currency – Foreign operations (integrated operations)								
Assets (c) (d)	10,445	159	6.25		9,505	122	5.25	
Effect of embedded and ALM derivatives (e)	40	(2)			40	-		
Total assets	10,485	157		6.16	9,545	122		5.24
Liabilities (d)	9,616	(114)	(4.83)		8,717	(84)	(3.93)	
Effect of embedded and ALM derivatives (e)	60	-			74	(1)		
Total liabilities	9,676	(114)		(4.80)	8,791	(85)		(3.94)
Interest margin			1.42	1.36			1.32	1.30
Total:								
Monetary assets in foreign currency generating financing income (c) (d)	29,673	427	5.89		26,265	340	5.29	
Effect of derivatives: (e)								
Hedging derivatives	1,665	6			951	16		
Embedded derivatives and ALM	12,297	27			11,538	3		
Total assets	43,635	460		4.29	38,754	359		3.77
Monetary liabilities in foreign currency generating financing expense (d)	28,321	(301)	(4.33)		25,302	(219)	(3.52)	
Effect of derivatives: (e)								
Hedging derivatives	1,608	(3)			933	(9)		
Embedded derivatives and ALM	13,868	(19)			12,233	10		
Total liabilities	43,797	(323)		(2.98)	38,468	(218)		(2.29)
Interest margin			1.56	1.31			1.77	1.48

See footnotes on page 80.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances for the Bank and subsidiaries in Israel and on quarterly opening balances for foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets for local and foreign operations, in the amount of US$ (4) million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the six months ended 30 June							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Israeli currency - unlinked								
Assets (c) (d)	93,977	2,854	6.17		(i) 87,138	2,890	6.75	
Effect of embedded and ALM derivatives (e)	26,081	511			15,146	272		
Total assets	120,058	3,365		5.69	102,284	3,162		6.28
Liabilities (d)	100,170	(1,546)	(3.11)		(i) 85,706	(1,516)	(3.57)	
Effect of embedded and ALM derivatives (e)	11,995	(217)			6,941	(39)		
Total liabilities	112,165	(1,763)		(3.17)	92,647	(1,555)		(3.39)
Interest margin			3.06	2.52			3.18	2.89
Israeli currency – linked to the CPI								
Assets (c) (d)	56,580	1,603	5.74		56,081	2,149	7.81	
Effect of embedded and ALM derivatives (e)	360	15			244	6		
Total assets	56,940	1,618		5.76	56,325	2,155		7.80
Liabilities (d)	43,115	(1,034)	(4.85)		47,325	(1,587)	(6.82)	
Effect of embedded and ALM derivatives (e)	6,582	(317)			3,858	(106)		
Total liabilities	49,697	(1,351)		(5.51)	51,183	(1,693)		(6.72)
Interest margin			0.89	0.25			0.99	1.08
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c) (d)	123,616	5,022	8.29		120,672	451	0.75	
Effect of derivatives: (e)								
Hedging derivatives	6,714	172			4,615	101		
Embedded derivatives and ALM	49,359	890			50,515	(316)		
Total assets	179,689	6,084		6.89	175,802	236		0.27
Liabilities (d)	116,599	(3,929)	(6.86)		115,691	366	0.63	
Effect of derivatives: (e)								
Hedging derivatives	6,430	(166)			4,518	(87)		
Embedded derivatives and ALM	56,939	(966)			54,805	556		
Total liabilities	179,968	(5,061)		(5.70)	175,014	835		0.95
Interest margin			1.43	1.19			1.38	1.22

See footnotes on page 78.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the six months ended 30 June							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Total monetary assets generating interest Income (d) (f)	247,173	9,479	7.03		(i) 263,891	5.490	4.21	
Effect of derivatives: (e)								
Hedging derivatives	6,714	172			4,615	101		
Embedded derivatives and ALM	75,800	1,416			65,905	(38)		
Total assets	356,687	11,067		6.30	334,411	5,553		3.35
Total monetary liabilities generating interest expenses (d)	259,884	(6,509)	(5.07)		(i) 248,722	(2,737)	(2.21)	
Effect of derivatives: (e)								
Hedging derivatives	6,430	(166)			4,518	(87)		
Embedded derivatives and ALM	75,516	(1,500)			65,604	411		
Total liabilities	341,830	(8,175)		(4.84)	318,844	(2,413)		(1.52)
Interest margin			1.96	1.46			2.00	1.83
In respect of options		50				5		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivatives and embedded derivatives which have been separated) (e)		(1)				2		
Financing commissions and other financing income (g)		727				271		
Other financing expenses		(66)				23		
Net interest income before provision for doubtful debts		3,602				3,441		
Provision for doubtful debts (including general and supplementary provision)		(49)				(386)		
Net interest income after provision for doubtful debts		3,553				3,055		
Monetary assets generating interest income (d) (f)	274,173				263,891			
Assets derived from derivative instruments (h)	3,782				3,761			
Other monetary assets (d)	4,215				3,287			
General provision and supplementary provision for doubtful debts	(1,010)				(1,054)			
Total monetary assets	281,160				269,885			
Monetary liabilities generating interest expenses (d)	259,884				248,722			
Liabilities derived from derivative instruments (h)	3,454				3,605			
Other monetary liabilities (d)	8,295				6,816			
Total monetary liabilities	271,633				259,143			
Total monetary assets exceed monetary liabilities	9,527				10,742			
Non-monetary assets	9,507				7,542			
Non-monetary liabilities	710				1,433			
Total capital resources	18,324				16,851			

See footnotes on page 78.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Nominal U.S. $

	For the six months ended 30 June							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	($ millions)		%	%	($ millions)		%	%
Foreign currency:								
Local operations (including Israeli currency linked to foreign currency)								
Assets (c) (d)	19,416	536	5.60		16,669	407	4.94	
Effect of derivatives: (e)								
Hedging derivatives	1,617	41			1,001	22		
Embedded derivatives and ALM	11,842	30			10,926	5		
Total assets	32,875	607		3.73	28,596	434		3.06
Liabilities (d)	18,526	(358)	(3.90)		16,270	(250)	(3.09)	
Effect of derivatives: (e)								
Hedging derivatives	1,550	(39)			983	(19)		
Embedded derivatives and ALM	13,644	(4)			11,824	7		
Total liabilities	33,720	(401)		(2.39)	29,077	(262)		(1.81)
Interest margin			1.70	1.34			1.85	1.25
Foreign currency – Foreign operations (integrated operations)								
Assets (c) (d)	10,248	306	6.06		9,460	236	5.05	
Effect of embedded and ALM derivatives (e)	46	12			41	5		
Total assets	10,294	318		6.27	9,501	241		5.14
Liabilities (d)	9,479	(217)	(4.63)		8,785	(162)	(3.73)	
Effect of embedded and ALM derivatives (e)	65	-			72	(1)		
Total liabilities	9,544	(217)		(4.60)	8,857	(163)		(3.72)
Interest margin			1.43	1.67			1.32	1.42
Total:								
Monetary assets in foreign currency generating financing income (c) (d)	29,664	842	5.76		26,129	643	4.98	
Effect of derivatives: (e)								
Hedging derivatives	1,617	41			1,001	22		
Embedded derivatives and ALM	11,888	42			10,967	10		
Total assets	43,169	925		4.33	38,097	675		3.57
Monetary liabilities in foreign currency generating financing expense (d)	28,005	(575)	(4.15)		25,055	(412)	(3.31)	
Effect of derivatives: (e)								
Hedging derivatives	1,550	(39)			983	(19)		
Embedded derivatives and ALM	13,709	(4)			11,896	6		
Total liabilities	43,264	(618)		(2.88)	37,934	(425)		(2.25)
Interest margin			1.61	1.45			1.67	1.32

See footnotes on page 84.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances for the Bank and subsidiaries in Israel and on quarterly opening balances for foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets for local and foreign operations, in the amount of US$ (9) million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

Certification

I, Galia Maor, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 30 June 2007 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;
   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and
   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

28 August 2007

Galia Maor
President and Chief Executive Officer

Certification

I, Zeev Nahari, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 30 June 2007 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;

   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and

   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

28 August 2007

Zeev Nahari
Senior Deputy Chief Executive Officer
Head of Finance and Economics Division

ERNST & YOUNG

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel

KPMG
Somekh Chaikin

To the Board of Directors of Bank Leumi le-Israel B.M.

Dear Sirs,

Re: <u>Review of the Unaudited Condensed Interim Consolidated Financial Statements for the three month and six month periods ended 30 June 2007</u>

At your request, we have reviewed the condensed interim consolidated balance sheet of Bank Leumi le-Israel B.M. (the "Bank") and its subsidiaries as at 30 June 2007 and the condensed interim consolidated statements of profit and loss and changes in shareholders' equity for the three month and six month periods then ended.

Our review was carried out in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and the Meetings of the Board of Directors and its committees, as well as making inquiries of the persons responsible for financial and accounting matters at the Bank.

We were given reports issued by other auditors regarding their review of the condensed interim financial statements of the foreign subsidiaries, whose assets constitute some 2% of the total consolidated assets in the condensed interim consolidated balance sheet as at 30 June 2007, and whose net interest loss before provision for doubtful debts constitutes some 4% and some 2% of the total net interest income before provision for doubtful debts included in the condensed consolidated interim statement of profit and loss for the three month and six month periods then ended, respectively.

Since our review was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the interim consolidated condensed financial statements.

In carrying out our review, including reading the above mentioned reports of other auditors, nothing came to our attention to indicate that there is a need for any material modifications in the said financial statements in order for them to be considered as interim financial statements that are drawn up in conformity with generally accepted accounting principles and with directives and guidelines of the Supervisor of Banks.

We draw attention to the contents of Note 1B regarding restatement of the financial statements as at 30 June 2006, as a result of revision of the reporting to the public directives in respect of publication of a format for financial statements to the public of credit card companies. Furthermore, we draw attention to the contents of Notes 4 and 6 to the condensed interim financial statements concerning claims against the Bank and against a subsidiary, including applications for their approval as class actions, to the contents of Note 10B concerning claims and uncertainties relating to a company included on the equity basis and to the contents of Note 7 regarding indictments filed against the Bank, subsidiaries and a number of employees. The Bank is unable to estimate the effect of the said matters on the Bank, if any, on its financial position and on its operating results, and whether or not they will be of a material nature.

Kost Forer Gabbay & Kasierer	**Somekh Chaikin**
Certified Public Accountants (Isr.)	**Certified Public Accountants (Isr.)**

28 August 2007

Condensed Consolidated Balance Sheet as at 30 June 2007

Reported amounts

	30 June 2007	30 June 2006	31 December 2006
	(Unaudited)	(Unaudited)	(Audited)
	(NIS millions)		
Assets			
Cash and deposits with banks	**45,282**	34,335	47,609
Securities	**45,323**	47,787	46,375
Securities borrowed or purchased under agreement to resell	**320**	-	-
Credit to the public	**193,944**	(a) 181,941	183,800
Credit to governments	**750**	691	1,020
Investments in companies included on the equity basis	**1,765**	1,224	1,251
Buildings and equipment	**3,163**	2,951	3,056
Other assets	**6,432**	(a) 7,017	6,230
Total assets	**296,979**	275,946	289,341
Liabilities and equity capital			
Deposits of the public	**236,521**	219,372	231,823
Deposits from banks	**8,462**	6,258	5,241
Deposits from governments	**1,519**	1,796	2,146
Securities loaned or sold under agreement to repurchasel	**64**	-	-
Debentures, bonds and subordinated notes	**16,618**	17,022	15,622
Other liabilities	**14,031**	(a) 13,993	16,866
Total liabilities	**277,215**	258,441	271,698
Minority interest	**116**	154	152
Shareholders' equity	**19,648**	17,351	17,491
Total liabilities and equity capital	**296,979**	275,946	289,341

(a) Restated.

The accompanying notes are an integral part of these Financial Statements.

Eitan Raff
Chairman of the
Board of Directors

Galia Maor
President and Chief
Executive Officer

Zeev Nahari
Senior Deputy Chief Executive Officer
Head of Finance and Economics Division

Date of approval of the Financial Statements: 28 August 2007

Condensed Consolidated Statement of Profit and Loss
For the Period Ended 31 March 2007
Reported Amounts

	For the Three Months Ended 30 June		For the Six Months Ended 30 June		For the Year Ended 31 December
	2007	2006	**2007**	2006	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	(NIS millions)				
Net interest income before provision for doubtful debts	**1,809**	1,796	**3,602**	3,441	6,922
Provision for doubtful debts	**38**	185	**49**	386	933
Net interest income after provision for doubtful debts	**1,771**	1,611	**3,553**	3,055	5,989
Operating and other income					
Operating commissions	**826**	(a) 738	**1,653**	(a) 1,483	(a) 3,013
Profits from investments in shares, net	**143**	82	**225**	86	128
Other income	**162**	197	**243**	391	740
Total operating and other income	**1,131**	1,017	**2,121**	1,960	3,881
Operating and other expenses					
Salaries and related expenses	**1,004**	1,252	**2,031**	2,441	4,552
Building and equipment maintenance and depreciation	**303**	(a) 292	**594**	(a) 574	(a) 1,201
Other expenses	**349**	(a) 338	**663**	(a) 691	(a) 1,514
Total operating and other expenses	**1,656**	1,882	**3,288**	3,706	7,267
Operating profit before taxes	**1,246**	746	**2,386**	1,309	2,603
Provision for taxes on operating profit	**376**	398	**896**	638	1,320
Operating profit after taxes	**870**	348	**1,490**	671	1,283
Equity in after-tax operating profits of companies included on the equity basis	**45**	20	**84**	98	171
Minority interest in after-tax operating profits of subsidiaries	**(2)**	(1)	**(3)**	(2)	-
Net operating profit	**913**	367	**1,571**	767	1,454
After-tax profit from extraordinary items	**-**	11	**259**	723	2,080
Net profit for the period	**913**	378	**1,830**	1,490	3,534
	(NIS)				
Profit per share					
Net operating profit	**0.65**	0.26	**1.11**	0.54	1.03
After-tax profit from extraordinary items	**-**	0.01	**0.18**	0.51	1.47
Total	**0.65**	0.27	**1.29**	1.05	2.50
	(Thousands)				
Number of shares for the above computation	**1,414,233**	1,414,233	**1,414,233**	1,414,233	1,414,233

(a) Reclassified

The accompanying notes are an integral part of these Financial Statements.

Condensed Consolidated Statement of Changes in Shareholders' Equity
For the Period Ended 30 June 2007
Reported Amounts

	For the Three Months Ended 30 June					
	2007			2006		
	(Unaudited)					
	Capital and capital reserves	Retained earnings	Total shareholders' equity	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)			(NIS millions)		
Balance at the beginning of the period	7,423	11,076	18,499	7,043	10,240	17,283
Net profit for the period	-	913	913	-	378	378
Benefit in respect of share options and shares to employees	70	-	70	(b) 219	(b) -	219
Adjustments in respect of presentation of securities available for sale at fair value	-	261	261	-	(134)	(134)
Related tax effect	-	(83)	(83)	-	58	58
Translation adjustments for companies included on the equity basis	-	(17)	(17)	-	13	13
Loans to employees for purchase of Bank's shares	-	5	5	-	(466)	(466)
Balance at the end of the period	7,493	(a) 12,155	19,648	7,262	(a) 10,089	17,351

	For the six Months Ended 30 June					
	2007			2006		
	(Unaudited)					
	Capital and capital reserves	Retained earnings	Total shareholders' equity	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)			(NIS millions)		
Balance at the beginning of the period	7,405	10,086	17,491	7,010	8,990	16,000
Net profit for the period	-	1,830	1,830	-	1,490	1,490
Benefit in respect of share options and shares to employees	88	-	88	(b) 252	(b) -	252
Adjustments in respect of presentation of securities available for sale at fair value	-	311	311	-	111	111
Related tax effect	-	(116)	(116)	-	(42)	(42)
Translation adjustments for companies included on the equity basis	-	(28)	(28)	-	1	1
Loans to employees for purchase of Bank's shares	-	72	72	-	(461)	(461)
Balance at the end of the period	7,493	(a) 12,155	19,648	7,262	(a) 10,089	17,351

	For the Year Ended 31 December 2006 (Audited)		
	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)		
Balance as at 1 January 2006	7,010	8,990	16,000
Net profit for the year	-	3,534	3,534
Proposed dividend	-	(2,500)	(2,500)
Benefit in respect of share options and shares to employees	395	-	395
Adjustments in respect of presentation of securities available for sale at fair value	-	876	876
Related tax effect	-	(299)	(299)
Translation adjustments for companies included on the equity basis	-	(61)	(61)
Loans to employees for purchase of Bank's shares	-	(454)	(454)
Balance as at 31 December 2006	7,405	(a) 10,086	17,491

(a) The retained earnings at the end of the period include:

1. Adjustments from translation of the financial statements of autonomous foreign investees in the amount of NIS (414) million (NIS (354) million as at 31 March 2006 and NIS (403) million as at 31 December 2006).
2. Adjustments in respect of presentation of securities available for sale at fair value, less related taxation, in the amount of NIS 640 million (NIS 191 million as at 31 March 2006 and NIS 623 million as at 31 December 2006).

(b) Reclassified.

The accompanying notes are an integral part of these Financial Statements.

NOTES

1. The Condensed Consolidated Interim Financial Statements to 30 June 2007 have been prepared in accordance with accounting principles used in the preparation of interim reports. The accounting principles used in preparing the interim reports are consistent with those used in preparing the audited Financial Statements as at 31 December 2006, except as mentioned in Note 1A below. These Statements should be read in conjunction with the Annual Financial Statements as at 31 December 2006 and for the year ended on that date, and their accompanying Notes.

A. Circular of the Supervisor of Banks regarding "Transfers and Service of Financial Assets and Discharge of Liabilities."

The Bank is implementing the circular of the Supervisor of Banks, which determines an amendment to the directives on reporting to the public with regard to "Transfers and Service of Financial Assets and Discharge of Liabilities." The directives determined in this circular adopt the measurement and disclosure principles of the American Standard FAS 140 - "Accounting Principles for Transfers of and Service of Financial Assets and Discharge of Liabilities", distinguishing between transfers of financial assets to be recorded as a sale and other transfers. In light of the above, the principle was adopted pursuant to which a transferred financial asset will be presented in the balance sheet of the party controlling it, whether it is the transferor of the asset or the recipient of the asset. On this subject, the directives include detailed control tests relating to repurchase transactions, loans of securities, securitization of loans, sales and participation in loans.

The amendments to the reporting to the public directives apply to all banking corporations with respect to transactions involving loans of securities, repurchase of securities, securitization of financial assets, other transfers of financial assets, provision of service to financial assets and discharge of liabilities, made after 31 December 2006.

B. Comparative figures and re-statement

The financial statements indicate comparative figures that have been re-stated. Furthermore, following the circular of the Supervisor of Banks regarding credit card companies, the credit to the public and the other liabilities items were restated in the balance sheet as at 30 June 2006 so as to include in them open credit card transactions, which until the publication of the directive were presented as off-balance sheet financial instruments. The figures were amended in accordance with the transitional guidelines and directives on the matter. The restatement had no effect on the profit and loss statements.

The following table indicates the effect on the financial statements as at 30 June 2006, in millions of shekels:

	As previously reported	Change	As presented in these Financial Statements
Credit to the public	177,974	3,967	181,941
Other assets	7,426	(409)	7,017
Other liabilities	10,435	3,558	13,993

2. **Future Application of New Accounting Standards:**

A. Accounting Standard No. 29 - "Adoption of International Financing Reporting Standards (IFRS)"

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29 - "Adoption of International Financing Reporting Standards (IFRS)" (the "Standard"). The Standard

prescribes that entities that are subject to the Securities Law, 1968, and are obliged to report in accordance with the regulations issued under the said Law, shall prepare their financial statements in accordance with IFRS for the periods commencing from 1 January 2008. This does not apply to banking corporations, the financial statements of which are prepared in accordance with the directives and guidelines of the Supervisor of Banks.

With respect to the manner in which Standard 29 is to be adopted by banking corporations, the Supervisor of Banks notified the banks as follows:

1) He intends to provide, on a regular basis, directives regarding the adoption of Israeli standards published by the Israel Accounting Standards Board that are based on IFRS and are not related to the core banking business.

2) In the second half of 2009 he will publish his decision regarding the date of adopting IFRS related to the core banking business. He will do this taking into account the results of the adoption of these standards in Israel on the one hand, and the progress made in the convergence process between IFRS and American standards on the other hand.

3) Therefore, with respect to the core banking business, the financial statements of a banking corporation that are prepared in accordance with the directives and guidelines of the Supervisor of Banks will continue to be prepared according to the American standards provided in the directives dealing with reporting to the public.

B. Accounting Standard No. 27 - "Fixed Assets"

In August 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, "Fixed Assets" ("Standard 27"). Standard 27 sets rules for recognizing, measuring and subtracting fixed asset items and the disclosure required in respect thereof. Standard 27 provides, *inter alia,* that at the time of initially recognizing a fixed asset item, the entity must estimate and include as part of the costs of the item, the costs which will be attributed to it due to a commitment to dismantle and transfer the item and restore the site in which it was located. Standard 27 also provides that a group of similar fixed asset items will be measured according to cost less accrued depreciation and less losses incurred from declines in value, or, alternatively, at a revalued amount less accrued depreciation, while an increase in the value of the asset above the initial cost as a result of the revaluation will be credited directly to shareholders' equity in the revaluation fund item. Each part of fixed assets, whose cost is significant in relation to the total cost of the item, will be depreciated separately, including the costs of significant periodic inspections. Further, Standard 27 provides that a fixed asset item that was acquired in consideration for another non-monetary item within the framework of a transaction of a commercial nature will be measured according to fair value.

In August 2007, the Supervisor of Banks published a directive, according to which banking corporations are required to implement Standard 27 in preparing the financial statements for periods commencing on 1 January 2007, save for the subjects in respect of which the Supervisor has determined specific directives with regard to the manner of implementing Standard 27.

In particular, in accordance with the directives, the banks will be able to measure fixed asset items only in accordance with cost less accrued depreciation, and less losses from decreases in value. Further, with regard to matters on which Standard 27 refers to other regulations and/or makes use of definitions of terms which have yet to be adopted in the directives on reporting to the public, the rules and definitions set out in the directives on reporting to the public will continue to apply. In addition, where the text of Standard 27 is different from International Standard IAS 16, "Fixed Assets", the provisions as drafted in the international standard will apply.

Except for the treatment of recognition of the first estimate of the costs of dismantling and transfer of a fixed assets item, and restoring the site where it was located, the adoption of Standard 27 will be made retroactively.

In Management's estimate, the implementation of the new Standard 27 is not expected to have a material effect on the operating results or financial position of the Bank.

C. Accounting Standard No. 23 – "The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder"

In December 2006, the Israel Accounting Standards Board published Accounting Standard No. 23, "The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder" ("Standard 23"). Standard 23 effectively replaces the main provisions of the Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Shareholder in Financial Statements), 1996 as adopted in the reporting to the public directives of the Supervisor of Banks. Standard 23 provides that assets (other than an intangible asset with no active market) and liabilities that are the subject of a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders' equity. A debit difference effectively constitutes a dividend and accordingly reduces the surpluses. A credit difference effectively constitutes an investment of the shareholder and shall therefore be presented under a separate item of shareholders' equity called "capital reserve from transaction between an entity and its controlling shareholder."

Standard 23 discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity by the controlling shareholder, or alternatively, the transfer of an asset from the entity to the controlling shareholder; the assumption by the controlling shareholder of all or part of a liability of the entity to a third party, indemnification of the entity by the controlling shareholder in respect of an expense, and the waiving by the controlling shareholder of all or part of the entity's debt to it; and loans that were granted to the controlling shareholder or loans that were received from the controlling shareholder. Standard 23 also determines the disclosure that is to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

Standard 23 applies to transactions between an entity and its controlling shareholder that are executed after 1 January 2007 and to a loan that was granted to a controlling shareholder or that was received from it before the date this Standard came into effect, as from the date of its coming into effect.

As at the date of publishing the Financial Statements, the Supervisor of Banks has not yet published directives regarding the manner in which Standard 23 should be adopted by banking corporations, if at all.

D. Accounting Standard No. 16 – "Real Estate for Investment"

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 16, "Real Estate for Investment" ("Standard 16"). Standard 16 provides rules for recognition, measurement and disposal of real estate and the proper disclosure in respect thereof. Standard 16 provides, among other things, that real estate for investment is to be measured initially at cost plus transaction costs. In addition, Standard 16 provides that in succeeding periods, the entity is to choose between measurement of all its real estate for investment at cost less accumulated depreciation and less losses from a decline in value, or measurement based on fair value, where updates of such fair value are to be recorded in the profit and loss statement.

In August 2007, the Supervisor of Banks published instructions under which banking corporations are required to implement Standard 16 in preparing the financial statements for periods commencing on 1 January 2007, save for the subjects in respect of which the Supervisor has determined specific directives with regard to the manner of implementing Standard 16. In particular, in accordance with the directives, the banks will only be able to measure a real estate for investment item in accordance

with cost less accumulated depreciation and less losses from a decline in value. Further, with regard to matters on which Standard 16 refers to other regulations and/or makes use of definitions of terms which have yet to be adopted in the directives on reporting to the public, the rules and definitions set out in the directives on reporting to the public will continue to apply. In addition, where the text of Standard 16 is different from International Standard IAS 40, "Real Estate for Investment", the provisions as drafted in the international standard will apply.

In the Management's estimate, the implementation of Standard 16 is not expected to have a material effect on the operating results or financial position of the Bank.

E. Accounting Standard No. 30 - "Intangible Assets"

In March 2007, the Israel Accounting Standards Board published Standard Number 30, "Intangible Assets" ("Standard 30"). Standard 30 describes the accounting treatment of intangible assets and prescribes the method according to which their value is to be measured in the accounts, while detailing the required disclosures. Standard 30 will at first be implemented retroactively, except as described below. Regarding business combinations, Standard 30 will be applied to such combinations if they took place on 1 January 2007 or afterwards. With regard to an in-process research and development project which is acquired in the framework of a business combination that took place before 1 January 2007, which fits the definition of an intangible asset on the date of the acquisition, and which is recorded as an expense on the date of the acquisition, the entity will recognize the in-process research and development project on 1 January 2007, while attributing relevant taxes.

A research and development project will be recognized according to the amount estimated at the time of the acquisition, less depreciation that would have been accumulated had the project been depreciated from the time of acquisition until 31 December 2006, in accordance with the asset's useful life and less the accumulated losses from a decline in value. The amount of the adjustment will be charged to the surpluses balance on 1 January 2007.

In August 2007, the Supervisor of Banks published instructions under which banking corporations are required to implement Standard 30 in preparing the financial statements for periods commencing on 1 January 2007, save for the subjects in respect of which the Supervisor has determined specific directives with regard to the manner of implementing Standard 30. In particular, in accordance with the directives, the banks will only be able to measure intangible assets in accordance with cost less accumulated depreciation and less losses from a decline in value.

Banking corporations will not implement the rules determined in Standard 30 regarding recognition of intangible assets acquired together with businesses, until banking corporations in Israel adopt the international financial reporting standard IFRS 3, on "Business Combinations", or until the voluntary adoption of the entire American accounting standard FAS 141 on "Business Combinations", with the approval of the Supervisor of Banks. Further, notwithstanding the provisions of Standard 30, software costs recognized as intangible assets will be presented in the balance sheet of banks under the "Buildings and Equipment" item.

Further, with regard to matters on which Standard 30 refers to other regulations and/or makes use of definitions of terms which have yet to be adopted in the directives on reporting to the public, the rules and definitions set out in the directives on reporting to the public will continue to apply.

In addition, where the text of Standard 30 is different from International Standard IAS 38, "Intangible Assets", the provisions as drafted in the international standard will apply.

In the Management's estimate, the implementation of Standard 30 is not expected to have a material effect on the operating results or financial position of the Bank.

3. In the regular course of business, legal claims have been filed against the Bank and certain consolidated companies, including petitions for approval of class actions.

In the opinion of the Management of the Bank and the managements of the consolidated companies, based on legal opinions regarding the chances of the claims succeeding, including the petitions for approval of class actions, appropriate provisions have been recorded in the Financial Statements, insofar as required, to cover damages resulting from the said claims.

In the opinion of the Management of the Bank and the managements of the consolidated companies, the total additional exposure arising from legal claims filed against the Bank and against the consolidated companies on various subjects, the amount of each of which exceeds NIS 2 million, and regarding which the chances of the claims succeeding are not remote, amounts to some NIS 60 million.

The following are details of claims in material amounts.

A. In September 1997, a foreign company in the process of liquidation filed a claim against the Bank, against a subsidiary of the Bank (Bartrade International Trade and Financing (83) Ltd.) and against certain of their employees, in the amount of some NIS 153 million as of the date of filing the claim. The claim relates to a transfer of US$ 43.4 million by the foreign company to an account with the Bank in the name of a manager of the foreign company. The liquidator of the foreign company claims, *inter alia*, that the defendants acted in such a way that enabled the manager of the foreign company to steal the said amount from it.

B. On 15 June 2000, a claim was filed against the Bank in the Tel Aviv-Jaffa District Court, together with a petition to approve the claim as a class action, in the amount of NIS 1 billion.

The plaintiff alleges that the Bank, in its various publications, promised depositors of shekel deposits made by self service through direct banking channels, that they would receive a preferred annual interest rate of 1% over the accepted rate, and that the various publications and the information provided to the depositors at the time of the original deposit misled the depositors into thinking that the 1% additional interest would be paid also in respect of the periods in which the deposit is automatically renewed and not only in respect of the original deposit period, as is the actual case.

Accordingly, the plaintiff is requesting that the Bank pay to it and all the relevant depositors being represented, the preferred interest also in respect of the periods in which the deposits were automatically renewed. In December 2003 the Court approved the claim as a class action. The Bank submitted an appeal on the decision to the Supreme Court, which has not yet rendered a ruling on the matter.

C. On 14 October 2004 a petition to approve a claim as a class action in the amount of some NIS 2 billion was filed against the Bank with the Tel Aviv-Jaffa District Court on the basis of the Banking (Service to Customer) Law, 1981 and Regulation 29 of the Civil Procedure Regulations, 1984.

The subject of the claim was originally the allegations of the petitioner that he and all other customers of the Bank were charged fixed management fees, credit provision fees and securities deposit management fees illegally and contrary to the exemptions indicated beside the fees on the Bank's price list. The petitioner maintains that the Bank misled its customers and breached the disclosure duties owed to them, and breached contractual obligations to them by charging them the fees, despite the fact that according to the Bank's price list they were entitled to exemptions from the payment of such fees. The petitioner is also claiming that in this way the Bank was unlawfully enriched.

On 19 December 2004 the Bank submitted to the Court its response to the petition to approve the claim as a class action, and on 24 February 2005 the petitioner's reply to the Bank's response to

the petition for approval of a class action was filed. On 20 September 2005 a petition was filed with the Court to amend the statement of claim, pursuant to which the petitioner requested to strike out all that part of the claim relating to the securities deposit management fee commission. The Court approved the request for such amendment and the amount of the claim was reduced to some NIS 1.12 billion. Following the amendment, on 19 December 2005 the Bank submitted an amended response to the amended petition for approval of the claim as a class action. On 20 March 2006 an amended reply of the petitioner was filed. Hearing of evidence has commenced.

D. In June 2005, a petition for the approval of the filing of a class action was filed against the Bank in the Tel Aviv-Jaffa District Court in the amount of NIS 576 million.

The petitioner claims that the Bank did not stand by promises advertised on its Internet site during the years 2002 to 2004 (inclusive), regarding interest benefits on certain deposits made through the Internet. The petitioner is demanding that the Bank pay him and all depositors through the Internet who did not receive the promised benefits as advertised, the damages that they suffered as a result of non-receipt of such promised benefits.

On 3 October 2005 the Bank filed a response to the petition to approve the claim as a class action, and on 20 November 2005 the petitioner's reply to the Bank's response was filed. A date for the hearing of the petition has not yet been fixed.

E. On 7 August 2005 a petition was filed in the Tel Aviv-Jaffa District Court to approve a claim as a class action against the Bank, based on the assertion that until January 2003 the Bank did not credit its customers with a proportionate part of the amounts of the commission that they paid for bank guarantees that were issued at their request and the amount whereof was reduced prior to the end of the guarantee period.

The Plaintiffs assert that the amount of the claim exceeds NIS 2.5 million. On 20 July 2007, the court rejected the petition for the approval of the filing of the claim as a class action.

F. In February 2006 a petition for the approval of filing a class action was filed against the Bank by a customer of the Bank in the Tel Aviv-Jaffa District Court, in an amount estimated by the petitioner at some NIS 300 million.

According to the petitioner, in the framework of the sale of structured products to Bank customers, the Bank does not disclose the full pricing and charges a hidden "commission" that is expressed in a financial margin which inures to the benefit of the Bank in the transaction, which in the petitioner's view contradicts the requirement for disclosure imposed upon the Bank in accordance with the law.

The group to which the requested class action relates, according to the claim, is made up of all Bank customers who invested in various structured products marketed by the Bank, from January 1999 until January 2006, and to whom the Bank did not disclose what allegedly should have been disclosed.

On 30 August 2006, the Bank filed a response to the petition for the approval of the claim as a class action.

4. In addition, there are legal claims pending against the Bank, including petitions for approval of class actions, as detailed below. In the opinion of the Management of the Bank, based on legal opinions with regard to the chances of the claims, it is not possible at this stage to estimate the chances of the claims and therefore no provision has been recorded in respect thereof.

The following are the details of the legal claims:

A. On 12 September 2006, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, Bank Hapoalim B.M. and Israel Discount Bank Ltd. The amount claimed in the class action for which approval has been requested is NIS 7 billion, while in the body of the claim, it is contended that the damage to the claimed group amounts to NIS 10 billion. No specific sum of the amount of the claim has been clearly attributed to each respondent. According to the petitioner, the respondent banks charged their customers with interest for unlinked shekel credit, a commission for credit allotment and fixed management fees with regard to debitory current accounts at identical rates and amounts, as a result of price coordination and a restrictive arrangement, which are prohibited under the Restrictive Trade Practices Law. The petitioner is not a customer of the Bank but of the other banks, but is claiming that she suffered damages due to the Bank's being a party to the alleged restrictive arrangement. The remedy requested by the petitioner is refund of the alleged over-charging to the respondent customers, who took unlinked shekel credit or a "retroactive reduction" of the aforementioned interest and commission rates that the respondent banks collected during the past decade. The Bank has not yet filed a response.

In the opinion of the Management of the Bank, based on the opinion of its legal advisers, the chances of the petition cannot be estimated at this early stage.

B. On 23 November 2006, a claim and a petition to approve the claim as a class action were filed in the Jerusalem District Court against the Bank and against Bank Hapoalim B.M. and Israel Discount Bank Ltd. The petitioners allege that in respect to credit to the household sector, the banks collect interest at a rate that is much higher than that collected from the commercial sector and from the corporate sector, this in spite of the fact that the risk in extending credit to the household sector is significantly lower than the risk for those sectors, and that this excessive interest rate derives from the exploitation of the minimal bargaining power of the household sector and from the monopolistic power of the respondents. The petitioners allege that this is an infringement of the Restrictive Trade Practices Law, 1988, which prohibits a monopolist from abusing its position in the market, and that there is a real fear that the lack of competition among the respondents, regarding all matters concerning the household sector, is the result of a restrictive arrangement among the parties.

The petitioners also allege that the interest rate is determined while misleading the consumers regarding the acceptable price for credit service to the household sector, contrary to the provisions of the Consumer Protection Law, 1981 and the Banking (Service to Customer) Law, 1981.

The petitioners allege that the damage caused to them and the members of the group is the result of a multiple of (1) the gap between the interest rate effectively collected and the fair interest rate that would have been established for loans to the household sector in a competitive market, (2) the amounts of credit that each of the petitioners and members of the group took during the seven years preceding the filing of the claim.

The damage alleged by them is NIS 5.581 billion according to one method, and NIS 5.206 billion according to a second method. Of this amount, the estimated damage attributed to the Bank's customers is at least NIS 1.550 billion.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this preliminary stage to estimate the chances of the petition.

C. On 31 January 2007, a petition to approve a class action was filed in the Tel-Aviv-Jaffa District Court against the Bank, as well as against Israel Discount Bank Ltd. and the First International Bank of Israel Ltd. One of the petitioners is, he alleges, a member of a provident fund which he claims is managed by the Bank and is under its ownership. The aforesaid petitioner alleges that the commissions being paid by the provident funds to the Bank in respect to transactions in securities are "excessive." He claims that he and the other fund members have suffered damage in

the amount of commissions that were paid that were beyond the "reasonable and acceptable commissions that should have been paid." The amount being claimed in the class action from all of the respondents is NIS 200 million. The petitioners are requesting various remedies, including the determination of a ceiling for commissions in accordance with "an appropriate rate," as well as an order that the Bank to restore to the funds all of the commissions that it over-charged them, together with appropriate interest.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

D. On 1 April 2007, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, additional banks, and entities that purchased the control of the mutual fund managers from the banks. The amount claimed against the Bank is estimated by the petitioners at some NIS 131 million.

The petitioners claim that they held and hold mutual fund units that were managed by fund managers controlled by the Bank. According to the petitioners, the Bank, beginning in 2004, charged the fund managers it controlled brokerage commissions with respect to the execution of securities and foreign currency transactions, at a rate higher than the rate it charged other entities, and in doing so, it acted unlawfully.

According to them, although during 2006 the Bank sold its holdings in the fund managers to third parties, it continues to provide the same services to the mutual funds in exchange for even higher commissions than those charged prior to the sale of the control, and the continued provision of the said services suggests that the Bank and the purchasers of the control of the fund managers had agreed that in exchange for a reduction in the price paid for a mutual fund manager, the Bank would continue to provide the trading services that it had provided prior to the sale, in exchange for the high commissions that had been charged up until the sale – a matter which removes all substance, they allege, from the sale of the control of the fund managers.

The petitioners argue that they and the other holders of mutual fund units that were or are under the Bank's control have suffered damages that reflect the reduction in the value of the mutual fund units due to the alleged over-charging.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

E. On 26 June 2007, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, for a claim in the amount of NIS 200 million. The plaintiff claims that the Bank charged its customers securities deposit management fee commissions which were higher than had been agreed, each time a low volume partial sale of a specific share took place during a single quarter, for which a commission was paid on the execution date at the minimum rate established in the Bank's price list, and in addition a management fee commission was paid at the end of the quarter for shares that were not sold. Therefore, each time the plaintiff carried out a low volume partial sale of a particular share for which the commission was less than the minimum, the Bank charged the customer with the minimum commission as well as the management fee commission collected at the end of the quarter, with the aggregate amount of the two commissions being higher than the agreed maximum management fees that the Bank was entitled to collect. The plaintiff claims that the Bank was required to deduct the minimum commission collected at the time of the partial sale from the total amount of the management fees. The plaintiff also argues that the Bank's documents and announcements do not reflect the amounts of the management fee commissions that are actually charged during a single quarter.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

5. The following are details of petitions for approval of class actions in material amounts that were submitted against Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank"). In the opinion of the Management of the Bank, and in reliance on the opinion of the management of Leumi Mortgage Bank, which is based on the opinion of Leumi Mortgage Bank's legal advisers as to the chances of these proceedings, appropriate provisions have been included in the Financial Statements, insofar as required, to cover damages resulting from such claims:

A. On 21 June 2000, a petition for approval of a class action was filed against Leumi Mortgage Bank in the Tel Aviv-Jaffa District Court based on the Banking (Service to Customer) Law, 1981, Regulation 29 of the Civil Procedure Regulations, 1984, and the Supervision of Insurance Practices Law, 1981. The amount of the claim for which approval as a class action was requested is estimated by the petitioners at some NIS 100 million.

The petitioners, who took out loans from Leumi Mortgage Bank, are making claims regarding the value of buildings for purposes of property insurance in the framework of loans taken from Leumi Mortgage Bank. According to the petitioners, Leumi Mortgage Bank or its representative prepared an excessive valuation of the buildings, resulting in overpayment of premiums by Leumi Mortgage Bank customers. The petitioners contend that this was also done in their case. In accordance with the decision of the District Court, the hearing on the claim has been stayed until the appeals regarding the matter reviewed in paragraph 6.A. below are decided.

B. On 3 July 2001, a petition was filed in the Tel Aviv-Jaffa District Court for approval of a class action based on the Banking (Service to Customer) Law, 1981, the Restrictive Trade Practices Law, 1988, and Regulation 29 of the Civil Procedure Regulations, 1984.

The amount of the class action the approval of which is requested is estimated by the petitioner at some NIS 180 million as of the date of submission of the claim.

The subject of the claim is claims of alleged overcharging by Leumi Mortgage Bank of its borrowers who took out loans at variable interest. The petitioner took out a loan from Leumi Mortgage Bank at variable interest. The petitioner is claiming that the interest according to which Leumi Mortgage Bank updates loans at variable interest is excessive and collected illegally, due to it being based on misleading information which misled borrowers, the existence of a syndicate between the mortgage banks which caused a limit to the supply of loans at variable interest and to their quality and variety, and a series of other claims.

In addition to monetary relief, additional relief was requested including declarative relief and determination of various rights for borrowers in accordance with the loan agreement.

On 3 June 2003 the Court dismissed the petition for approval of the claim as a class action. On 23 September 2003 the petitioner appealed the said decision to the Supreme Court. On 30 June 2004 the Supreme Court decided to stay the continuation of the hearing of the appeal in order to await a decision in an additional hearing regarding Regulation 29 of the Civil Procedure Regulations, 1984 (file no. 5161/03) that was meanwhile handed down on 1 September 2005. In short, the judgment states that although interpretive means may be utilized to convert Regulation 29 into an instrument for submission of class actions, such utilization was not appropriate at that time, taking into consideration the legislative procedures underway in the field of class actions. Accordingly, it was agreed, with the parties' consent, that the matter of Regulation 29 would be struck from the appeal.

On 12 March 2006, the Class Actions Law, 2006 (the "Law") was published. The object of the Law is to lay down uniform rules relating to the filing and conduct of class actions.

The Law provides that a class action may not be filed except with respect to a type of claim specified in the schedule to the Law, or pursuant to an express statutory provision. The matters in respect whereof a class action may be filed on the basis of the Law include "a claim against a

banking corporation in connection with a matter between it and a customer, irrespective of whether they entered into a transaction or not." The Law provides that in principle its provisions shall also apply to petitions to approve a class action and to class actions that were pending before the court on the day the Law was published. At the same time, the Law repeals the provisions in the Banking Law (as well as in the Restrictive Trade Practices Law and in additional laws) that enable the filing of class actions. The Law also lays down provisions as to the prescription of causes of action that had not been established in specific arrangements that enabled the filing of a class action prior to its enactment (such as the arrangements pursuant to the Banking Law or the Restrictive Trade Practices Law) and that were included in petitions to approve class actions that were submitted prior to the publication of the Law. On 24 April 2006 the Supreme Court ruled that the parties should submit their summations as to the applicability of the Law to the proceeding before it, and if the Law in fact applies - its implications on the petition. A hearing on the appeal has been fixed for 15 October 2007.

C. On 7 July 2003 a petition for approval of a class action was filed in the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank and against the Director of Stamp Duty based on the Banking (Service to Customer) Law, 1981, and Regulation 29 of the Civil Procedure Regulations, 1984.

The petitioner claims as follows: that he received a loan from Leumi Mortgage Bank; according to the law, Leumi Mortgage Bank was required to stamp the loan documents; Leumi Mortgage Bank charged the petitioner a higher amount than the legally required stamp duty, which was calculated according to the total amount of the loan repayments, including interest in respect thereof, over the entire loan period; the correct amount of stamp duty should have been calculated according to the amount of the loan, without taking interest into account; Leumi Mortgage Bank made misleading representations to the petitioner, according to which the stamp duty that was required from the petitioner was the legally required amount.

The relief requested is for the refund, by Leumi Mortgage Bank and the Director of Stamp Duty, to the group of petitioners, of the difference between the actual stamp duty and the amount claimed by the petitioner.

The amount of the class action whose approval is requested is estimated by the petitioner at some NIS 100 million. With the consent of the parties, Leumi Mortgage Bank has not yet submitted its response to the petition. The hearing of the case has been combined with similar petitions which have been filed against additional banks. No date has yet been set for the hearing.

D. On 27 March 2006, a petition was filed against Leumi Mortgage Bank in the Tel Aviv-Jaffa District Court to approve a class action with regard to an alleged overcharging of stamp duty.

The estimated amount of the class action against Leumi Mortgage Bank is asserted in the petition to be NIS 22 million.

The petition was filed by a person who took a loan from Leumi Mortgage Bank and who contends that Leumi Mortgage Bank charged customers who had taken loans from it, stamp duty in respect of the amount of the interest that is added to the loans. As is asserted in the petition, the claim involves overcharging since Leumi Mortgage Bank should have only charged stamp duty in respect of the amount of the loan's principal.

It should be noted that a petition is pending against Leumi Mortgage Bank to approve a class action in an asserted amount of some NIS 100 million, that was filed against it and against the Director of Stamp Duty on 7 July 2003, in which overcharging of stamp duty is also asserted, which it is contended was effected by charging stamp duty in respect of the interest component of the loan (see paragraph 5.C above for further details of the matter). It is contended in the 2006 petition that it relates to a charge period that is different from that asserted in the 2003 petition to approve a class action with regard to stamp duty that is already pending against Leumi Mortgage

Bank. The date for filing a response by Leumi Mortgage Bank has been postponed to the date to be fixed for the filing of Leumi Mortgage Bank's response to the petition described in paragraph 5.C. above. On 30 July 2007, the petitioner filed a request to have the claim struck off.

6. In addition, the petitions for approval of class actions set out below are pending against Leumi Mortgage Bank. In the opinion of the Management of the Bank, in reliance on the opinion of the management of Leumi Mortgage Bank, which is based on the opinion of the legal advisors of Leumi Mortgage Bank with regard to the chances of these legal proceedings, it is not possible at this stage to estimate their chances and therefore no provision has been recorded. The following are details of the legal proceedings:

A. On 17 July 1997 a petition for approval of a class action in an amount exceeding NIS 1 billion was filed with the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank and against other mortgage banks in connection with collection of borrowers' life insurance and property insurance commissions. Each of the petitioners took out a loan from one of the respondent mortgage banks. According to the petitioners, in the context of taking out the loan, they were included in life insurance or property insurance policies taken out through the respondent banks and, according to their assertions, part of the insurance premiums illegally reached the respondent banks.

On 17 November 1997 the Court ruled that the claim could not be heard as a class action according to the Banking (Service to Customer) Law, 1981, and the Restrictive Trade Practices Law, 1988. Accordingly, the Court struck off the monetary claim.

Nevertheless, the Court decided that the claim could be heard in the framework of Regulation 29 of the Civil Procedure Regulations, 1984, but only with regard to the claim for declaratory relief relating to causes of action that had arisen before 10 May 1996. The Court ruled that the causes of action that could be heard in this framework related to the "restrictive arrangement and various insurance issues."

Appeals to the Supreme Court submitted against this decision by Leumi Mortgage Bank, all the other respondent mortgage banks and the petitioners are pending. Pursuant to the decision of the Supreme Court, the District Court's decision was stayed. Accordingly, the claim will not be determined until the Supreme Court rules with regard to all the appeals.

On 1 September 2005 the Supreme Court handed down a judgment in which it was determined, in short, that although it was possible to utilize interpretive means to convert Regulation 29 into an instrument for submission of class actions, such utilization was not appropriate at that time, mainly because of the legislative procedures underway in the field of class actions. On 12 March 2006 the Class Actions Law was published. For details of the Law, see paragraph 5.B above.

In the opinion of the Management of the Bank, based on the opinion of management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, it is not possible at this stage to estimate the chances of the appeals.

B. On 10 June 2003, an additional petition for approval of a class action was filed in the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank regarding alleged over-charging of borrowers who took out loans at variable interest. Although the petition and the claim are stated unclearly, it appears that (at least partial) overlapping exists with the arguments basing the proceeding mentioned in paragraph 5.B above, the requested relief and the group of petitioners.

The amount of the class action whose approval is requested is estimated by the petitioners at some NIS 90 million.

In light of the (at least partial) overlapping between the petition for approval of the class action reviewed here and the petition for approval of the class action reviewed in paragraph 5.B above, it was agreed between the parties to stay the proceedings in the claim until after clarification of the appeal submitted in connection with the proceeding mentioned in paragraph 5.B above. The

Court was informed of this agreement and, accordingly, a response has not yet been submitted to the petition for approval of a class action.

In the opinion of the Management of the Bank, based on the opinion of the management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, in light of the preliminary stage of the proceedings, the chances of the claim cannot be estimated.

C. On 2 December 2006, a petition to approve a class action was filed in the Tel Aviv - Jaffa District Court against the Leumi Mortgage Bank and against the Migdal Insurance Company Ltd. ("Migdal") regarding the payments of partial life insurance compensation. The estimated amount for the class action, as claimed by the petitioner, is NIS 150 million.

The petitioner and her deceased spouse took out a loan from Leumi Mortgage Bank. According to what is alleged in the request: borrowers who took out a loan from the Leumi Mortgage Bank were able to join a life insurance arrangement for borrowers, in which the insurer was Migdal; numbered among the borrowers who joined the aforesaid life insurance are borrowers who, when an insurance event occurred, received partial insurance compensation at a rate lower than the amount of the insurance and of the balance of the loan; contrary to the amount actually paid, Leumi Mortgage Bank and Migdal had promised to pay the insured-borrower parties, as stated "insurance compensation at the rate of the loan balance that is due or at the rate of the amount of insurance (the lower among them)" - so alleges the petitioner.

According to Management of the Bank, in reliance on the opinion of management of Leumi Mortgage Bank, based on the opinion of its legal advisors, it is not possible at this early stage to estimate the chances of the claim.

7. In March 2007, an indictment was filed against the Bank, Leumi L.P. Ltd. (formerly Leumi-Pia Trust Management Co. Ltd.), Leumi Management Ltd. (formerly Psagot Managers of Mutual Funds - Leumi Ltd.) and Leumi Securities and Investments Ltd. (formerly Psagot Ofek Investment House Ltd.), subsidiaries of the Bank, and against a number of employees of the Bank and of the said companies at the time of the offense attributed to them, in respect of a breach of section 82 of the Joint Investment Trust Law, 1984 as worded at the time of the alleged offense, together with section 29(b) of the Penal Law, 1977. The reading of the indictment has been scheduled for September 2007.

In the opinion of the Management of the Bank, based on the opinion of its legal advisors, it is not possible at this early stage to estimate the results of this proceeding.

8. **Capital Market Reform Legislation**

On 9 November 2004, the committee appointed by the Minister of Finance for the purpose of examining and recommending the steps required in order to intensify competition in the Israeli capital market published its recommendations. The government approved the committee's recommendations.

Following the committee's recommendations, on 10 August 2005, three laws implementing a substantial reform of the capital market were published.

The laws that were published were:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;

The Financial Services (Control) (Engagement in Pension Counseling and Pension Marketing) Law, 2005;

The Financial Services (Control) (Provident Funds) Law, 2005.

The laws include, *inter alia*, comprehensive regulation of the management of provident funds and of pension counseling, within the framework of the banking system as well, and they obligate the banks to dispose of their holdings in provident fund and mutual fund management companies. Detailed information was provided in the Annual Report for 2006.

In June 2007, the Ministry of Finance distributed a proposed Amendment of the Control of Financial Services (Provident Funds) (Amendment Number 3) Law, 2007, which proposed, *inter alia*, that banking corporations or portfolio managers controlled by them be prohibited from counseling a fund member regarding the investment of the monies of a personally managed provident fund.

In July 2007, the Supervisor of the Capital Markets, Insurance and Savings Division reached an agreement with Bank Hapoalim regarding the gradual entry into the field of pension counseling, the main points of which are the commencement of the provision of pension counseling to salaried employees as from August 2010, and prior to this, the provision of pension counseling to the self-employed, to minors and to customers over the age of 55 who are not salaried employees. In the framework of the said agreement, the Chairman of the Knesset Economics Committee announced that he was withdrawing a private member's bill that he had submitted several months before, (which was described in the Annual Report for 2006) which had proposed that the large banks be prohibited from engaging in pension counseling for five years from the time at which they met the conditions laid down in the law for the receipt of a pension counseling license. Additionally, in light of the above agreement, which demonstrates a new model of gradual entry by the banks into the field of pension counseling, the Ministry of Finance undertook to initiate a governmental draft law which would allow the banks to provide counseling regarding pension products which are life insurance products, and to receive distribution commissions in respect thereof, as is already provided in the legislation regarding provident funds and pension funds that are not insurance funds. In the spirit of this undertaking, a proposed resolution has been presented to the government regarding the regulation of the issue through the amendment of several laws.

Actions taken by the Bank following the legislation:

- Following the legislation, the Bank sold its provident fund and mutual fund management operations. Detailed information regarding the sales transactions is provided in the Annual Report for 2006 on pages 38 and 39 and in Note 31. The sales were completed during 2006 and the first half of 2007. In July 2007, the sale of the operations of the supplementary training funds was completed. The Bank's share in the proceeds was some NIS 150 million and its net profit, some NIS 93 million, will be included in the results for the third quarter of 2007. In April 2007, an agreement was signed regarding the provision of operating services by the Bank to the supplementary training funds being sold, as well as a distribution agreement, under which the Bank will distribute the supplementary training funds. The Bank intends to provide its customers with counseling regarding investments in supplementary training funds, through investment counselors.

- The Bank and representatives of its employees are about to carry out a reorganization of the pension funds of the Bank's employees and of the employees of Leumi Mortgage Bank Ltd., for the purpose of complying with the provisions of the permit granted to the banks under the legislation, to engage in the management of provident funds, all the members of which are employees of the bank or employees of a corporation controlled under it.

- The Bank is examining the implications of the freedom of choice granted to employees with regard to provident funds, including freedom of movement from fund to fund, with respect to its obligations towards its employees at the time of retirement.

- The Bank has established central severance pay funds for its employees and for the employees of additional companies in the Group, which are managed by a company wholly-owned by the Bank.

- The Bank is at an advanced stage of preparation for its entry into the pension counseling field. These preparations involve the development of computerized tools and the training and recruiting of staff.

The Bank has submitted an application for a pension counseling license to the Supervisor of the Capital Markets, Insurance and Savings Division. The Bank and the Supervisor are engaged in negotiations with regard to the application, and disagreements have arisen regarding the scope of the license that the Supervisor is prepared to grant the Bank for the first years of its activity as a pension counselor. The Supervisor's position is that the large banks may not offer pension counseling to salaried employees for the first three years.

- Following new legislation regarding the underwriting of securities issues, which imposes significant restrictions on an underwriting company controlled by a bank, the Bank has decided that the Group's securities underwriting activity will be concentrated in a new company in which the Bank will hold 19.99%. For this purpose, Leumi & Co. Investment House Ltd. entered into an agreement with Psagot Ofek Finances Ltd., according to which Leumi & Co. and Psagot Ofek will cooperate in the area of underwriting, within the framework of a new company, to be called Psagot - Leumi & Co. Underwriting Ltd.

Effect of the Reform on the Bank and the Group

- The reform has a material effect on the Group's activities in the capital market. The Group had until now engaged in managing assets in the capital market for the public, in counseling and distribution, in underwriting and in the provision of additional capital market services. Following the reform, the Group's activities in Israel will focus mainly on the provision of investment counseling, the provision of pension counseling when the Bank receives a license to engage in such activities, the provision of operating services to entities active in the capital market, and additional activities.

- The restrictions in the legislation, under which a banking corporation may not carry out marketing activities but only counseling (while other entities will be able to carry out marketing), the prohibition on holding material holdings in corporations which manage investment portfolios for institutional entities and the restrictions on carrying on pension counseling activities, will, in Management's estimation, lessen the ability of the Bank to compete in the most effective manner in the financial and pension market.

- Furthermore, the separation of the Bank from its holdings in mutual fund, provident fund and supplementary training fund management companies causes a reduction in the Bank's current income from these fields of activity. On the other hand, the legislation allows, as mentioned above, the receipt of distribution commissions from institutional entities, and the receipt of commissions in respect of operating services provided to institutional entities, and these commissions will, to a partial extent, reduce the expected adverse effect.

  On 26 June 2007, an updated draft of amended regulations concerning mutual fund distribution commissions was published on the Israel Securities Authority's website. The proposed amendment had been tabled before the Knesset Finance Committee. If the regulations are approved, the distribution commissions for a fund which is defined as a "financial fund" will be at the rate of 0.125%.

The following table sets out details of the Group's income from management fees from provident funds, including supplementary training funds, and management fees and distribution commissions from mutual funds (in NIS millions):

	30 June 2007	30 June 2006	31 December 2006	**30 June 2007**	30 June 2006	31 December 2006
	Consolidated			Bank		
From mutual funds	**81**	234	391	**76**	92	162
From provident funds	**14**	110	216	**2**	58	87
From supplementary training funds	**16**	14	29	**16**	14	28
Total	**111**	358	636	**94**	164	277

9. The Parliamentary Commission of Inquiry Regarding Bank Commissions and Legislation Regarding Commissions

In June 2007, the parliamentary Commission of Inquiry regarding bank commissions published its recommendations. The Commission recommended a number of measures, some of which are likely to have a short term impact and others which are likely to have an impact in the medium and long-term.

Short term measures – the Commission recommended legislative amendments according to which supervision of maximum rates of certain commissions would be carried out by the Bank of Israel. (At the same time, the Commission recommended that the banks come to a voluntary arrangement with the Supervisor, which would render the powers that the legislation confers upon the Bank of Israel unnecessary).

The Commission also recommended that a uniform list of retail bank services be established, with identical names for each commission.

The Commission recommended that the Bank of Israel order a significant reduction in the number of commissions charged in the retail banking sector (households, private customers and small businesses).

The Commission recommended that a number of models of current accounts be created, for which a single monthly management fee would be charged, and that controls be imposed on the price charged for management of a basic account, with a limited number of transactions per month.

The Commission also recommended the continuation of the policy of reducing the obstacles involved in moving from one bank to another, and of increasing public awareness in this regard.

Medium and long-term measures – the Commission recommended the adoption of a policy to increase competition. Such a policy would, *inter alia*, continue the development of the non-bank capital market by allowing activity of the Postal Bank in the retail banking market, by carrying out reforms in the banking market (such as the Bachar reform) to reduce the banks' power in the retail sector market, by lowering the regulatory obstacles to entry and encouraging the entry of new banks into the market, by giving preferential treatment to medium and small-sized banks and strengthening such banks, and by separating the ownership of banks and credit card companies.

In addition to the above, the Commission believes that it is necessary to make a structural change in the supervision carried out by the authorities that regulate the banking and capital markets.

Immediately after the Commission completed its work, at the beginning of July 2007, the Banking (Service to Customers) Law, 1981 was amended with regard to bank commissions. The amendment to the law is a combination of a number of proposed laws which were discussed in the Knesset Economics Committee, the purpose of which was to increase the transparency of the list of commissions that the banks charge their retail customers (individuals and small businesses, as established by the Bank of Israel

– "Retail Customers"), and to transfer the authority to impose controls on bank commissions to the Bank of Israel, and to deal with the issue of movement of customers from one bank to another.

Pursuant to the amendment to the law, the Governor of the Bank of Israel must establish a list of services for which a banking corporation may charge commissions from its Retail Customers. Shortly after the enactment of the amendment of the law, the Supervisor of Banks distributed a working draft of the intended list of commission rates, following changes made to reduce the number of commissions, by canceling and consolidating various commissions. The Supervisor also announced that he intends to carry out an additional reduction in the number of commissions and to shorten and simplify the above-mentioned list in the future. Since the distribution of the working draft, the Supervisor of Banks has held discussions with representatives of the banking corporations in a series of meetings, regarding the changes appearing in the working draft as compared with the existing list of rates, with a view to formulating the list of commissions intended for Retail Customers.

The amendment to the law that restricts the banks' ability to charge commissions could have an adverse effect on the Bank's income from commissions, although it is not possible at this stage to estimate the intensity and scope of the effect.

10. **Paz Oil Company Ltd**

A. Leumi Real Holdings Ltd. holds 15.63% of Paz Oil Company Ltd. ("Paz"). In January 2007, two directors of Paz were appointed by Leumi, constituting 20% of the Board of Directors. As from 1 January 2007, the investment is presented on the equity basis (until that date, the investment was presented as part of securities available for sale).

The recording of the investment on the equity basis was carried out on the basis of the cost paid. Surplus costs will be attributed in part to real estate and in part to goodwill, which will be written-off over ten years, in accordance with directives of the Supervisor of Banks.

In a letter dated 3 July 2007, the Bank of Israel notified the Bank that Paz is considered to be a conglomerate, as detailed in Note 12 below.

B. Legal claims have been made against Paz and its consolidated companies, including class actions, and there are current legal proceedings concerning supervision by governmental authorities and other outstanding matters relating to the fuel and gas markets and infrastructure installations.

With regard to these claims, in the estimation of Paz, based on opinions of its legal, professional and other advisors, it is not possible to estimate at this stage the effect, if any, of such on their financial statements, and therefore no provision has been made in their respect.

For further details of these proceedings, see the financial statements of Paz to 30 June 2007.

11. **Super-Pharm (Israel) Ltd**

On 17 July 2007, the allotment was completed of 18% of the shares of Super-Pharm (Israel) Ltd. ("Super-Pharm") to Leumi & Co. Investment House Ltd. (a wholly-owned subsidiary of the Bank – "Leumi & Co."), pursuant to an agreement signed on 1 May 2007 between Leumi & Co. and Super-Pharm and GRI Global Retail Investment B.V. – the controlling shareholder of Super-Pharm – providing for the allotment of the said percentage of the share capital of Super-Pharm to Leumi & Co. for a consideration of some NIS 180 million, subject to adjustments laid down in the agreement. In addition, Leumi & Co. was granted an option for the allotment of a further 2% of the share capital of Super-Pharm. Leumi & Co. was granted standard minority protection rights.

12. Holdings in Non-banking Holding Corporations (Conglomerates)

The Bank's holdings in non-banking corporations are subject to restrictions determined in the Banking (Licensing) Law, 1981 (the "Banking Law"). The Banking Law determines, *inter alia*, in section 24A that a banking corporation is entitled to hold means of control in only one conglomerate (a "Non-banking Holding Corporation") (a corporation whose capital exceeds some NIS 1,767 million and operates in more than three branches of the economy). The Bank has holdings in one conglomerate - The Israel Corporation Ltd.

The financial statements of Paz Oil Company Ltd. ("Paz") for the first quarter of 2007, in which new accounting standards were implemented, indicate that the shareholders' equity of Paz exceeds the minimal amount of capital for the definition of a conglomerate (a non-banking holding corporation).

Prior to the publication of the said financial statements, discussions had been held between the Bank and the Bank of Israel with regard to the interpretation of the Banking Law relating to the definition of Paz as a conglomerate. Further to these discussions, the Bank of Israel notified the Bank, in its letter of 3 July 2007, that it does not accept the Bank's interpretation that the energy sector constitutes one sector of the economy, and as a result Paz is a conglomerate under the Banking Law.

As a result, and in accordance with the Bank of Israel's notification of 3 July 2007, the Bank is required to sell its holdings in one of the conglomerates, Paz or the Israel Corporation Ltd. by 30 June 2009. The Bank has announced that, following discussions in August 2007 regarding the holdings of the Bank in non-banking holding companies, and in light of the Bank of Israel's position (and subject to the continuance of the current discussions with the Bank of Israel in this regard, wherein the Bank disagrees with the Bank of Israel's position), the Bank intends (as of the date of said decision) to attempt to sell its holdings in Paz Oil Company Ltd. (15.63% of the share capital and voting rights – 15.24% on a fully-diluted basis); this being subject to the conditions, the circumstances and additional examinations and taking into account the timetables set by the Bank of Israel (namely, by 30 June 2009), and subject to there being no change in the dates set or position of the Bank of Israel.

13. TBC Bank of Georgia

On 24 January 2007, a Term Sheet was signed between the Bank and TBC Bank, of Georgia, ("TBC") and the controlling shareholders in TBC, under which the Bank might purchase shares representing 20% of the share capital of TBC when fully diluted (except for dilution in respect of management options). In respect of the shares to be allotted, the Bank was expected to inject capital into TBC in the amount of some US$ 40 million.

The agreement between the parties was conditioned on the signature of a detailed agreement between the parties and on the signature of a shareholders' agreement between the shareholders of TBC under which the regular rights for the protection of minority shareholders would be granted to the Bank

On 25 April 2007, the Bank gave notice that the negotiations aimed at executing a detailed agreement were stopped by the sellers, who claimed that a higher price could be obtained for the holdings of the shareholders in an alternatively structured transaction. The Bank contends, however, that a binding term sheet has been executed and that the shareholders are not allowed to sell their holdings to any third party without upholding and maintaining the Bank's rights in their entirety.

14. Pledges

On 23 July 2007, the Bank signed a debenture in favor of the Bank of Israel, as security for amounts due or that will be due to the Bank of Israel from the Bank. As collateral for the above, the Bank created a floating charge in favor of the Bank of Israel, unlimited in amount, of debentures deposited in a specific account maintained at the Tel Aviv Stock Exchange Clearing House in the name of the Bank of Israel.

Net Interest Income Before Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the three months ended 30 June		For the six months ended 30 June	
	2007	2006	**2007**	2006
	(NIS millions)		(NIS millions)	
A. Income on assets (a)				
Credit to the public	**4,688**	1,200	**6,524**	5,020
Credit to governments	**21**	(26)	**23**	(2)
Deposits with Bank of Israel and cash	**68**	(39)	**37**	(5)
Deposits with banks	**1,619**	(760)	**1,494**	(25)
Securities borrowed or purchased under agreement to resell	**2**	-	**5**	-
Debentures	**1,332**	(529)	**1,405**	506
Total income on assets	**7,730**	(154)	**9,488**	5,494
B. Expenses on liabilities (a)				
Deposits of the public	**(5,622)**	1,659	**(5,765)**	(2,157)
Deposits from governments	**(32)**	-	**(39)**	(32)
Deposits from Bank of Israel	**(68)**	(2)	**(113)**	(13)
Deposits from banks	**(31)**	-	**(134)**	(101)
Securities loaned or sold under agreement to repurchase	**(3)**	-	**(5)**	-
Debentures, bonds and subordinated notes	**(355)**	(150)	**(455)**	(422)
Total expenses on liabilities	**(6,111)**	1,507	**(6,511)**	(2,725)
C. From derivative instruments and hedging activities				
Ineffective portion of hedge relationships (b)	**2**	6	**(1)**	(2)
Net income (expenses) from ALM derivative instruments (c)	**(220)**	301	**(34)**	378
Net income from other derivative instruments	**(2)**	1	**(1)**	2
Total income from derivative instruments and hedging activities	**(220)**	308	**(36)**	378
D. Other income and expenses				
Financing commissions	**77**	66	**150**	135
Profits from sale of debentures available for sale, net	**69**	2	**91**	5
Profits (losses) realized and not yet realized in respect of fair value adjustments of trading debentures, net	**12**	(16)	**74**	(32)
Other financing income	**341**	32	**412**	163
Other financing expenses	**(89)**	51	**(66)**	23
Total other income and expenses	**410**	135	**661**	294
Total net interest income before provision for doubtful debts	**1,809**	1,796	**3,602**	3,441
E. Detail of net effect of hedging derivative instruments on net interest income				
Financing income (expenses) on assets	**11**	(14)	**9**	4
Financing income (expenses) on liabilities	**(3)**	40	**(2)**	12
Including: net exchange rate linkage differences	**3**	-	**19**	3

(a) Including effective portion of hedge relationships.

(b) Excluding effective portion of hedge relationships.

(c) Derivative instruments that are included in the Bank's asset and liability management system which are not designated for hedging relationships.

Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the three months ended 30 June 2007			
	Specific Provision (a)	Specific Provision According to depth arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	7,510	674	1,004	9,188
Provisions during the period	329	57	2	388
Decrease in provisions	(264)	(50)	(30)	(344)
Collection of past years' write-offs	(6)	-	-	(6)
Net amount charged to statement of profit and loss	59	7	(28)	38
Write-offs	(137)	(9)	-	(146)
Balance of provision at end of period	7,432	672	976	9,080
Including balance of provision not deducted from credit to the public	204	-	117	321

	For the three months ended 30 June 2006			
	Specific Provision (a)	Specific Provision According to depth arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	7,865	472	1,074	9,411
Classifiction of opening balance in subsidiary	(135)	135	-	-
Provisions during the period	272	94	-	366
Decrease in provisions	(87)	(76)	1	(162)
Collection of past years' write-offs	(19)	-	-	(19)
Net amount charged to statement of profit and loss	166	18	1	185
Write-offs	(23)	(38)	-	(61)
Balance of provision at end of period	7,873	587	1,075	9,535
Including balance of provision not deducted from credit to the public	35	-	132	167

(a) Not including provision for interest in respect of the period after the loans were determined to be doubtful. With respect to loans in arrears for which a provision was established to the extent of the arrears, no accrual for interest was recorded thereon.

(b) Including the general and special provision for doubtful debts.

Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the six months ended 30 June 2007			
	Specific Provision (a)	Specific Provision According to depth arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	7,580	675	1,024	9,279
Provisions during the period	446	109	10	565
Decrease in provisions	(348)	(91)	(58)	(497)
Collection of past years' write-offs	(19)	-	-	(19)
Net amount charged to statement of profit and loss	79	18	(48)	49
Write-offs	(227)	(21)	-	(248)
Balance of provision at end of period	7,432	672	976	9,080
Including balance of provision not deducted from credit to the public	204	-	117	321

	For the six months ended 30 June 2006			
	Specific Provision (a)	Specific Provision According to depth arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	7,803	409	1,040	9,252
Classifiction of opening balance in subsidiary	(116)	116	-	-
	(64)	64	-	-
Provisions during the period	621	161	36	818
Decrease in provisions	(281)	(117)	(1)	(399)
Collection of past years' write-offs	(33)	-	-	(33)
Net amount charged to statement of profit and loss	243	108	35	386
Write-offs	(57)	(46)	-	(103)
Balance of provision at end of period	7,873	587	1,075	9,535
Including balance of provision not deducted from credit to the public	35	-	132	167

(a) Not including provision for interest in respect of the period after the loans were determined to be doubtful. With respect to loans in arrears for which a provision was established to the extent of the arrears, no accrual for interest was recorded thereon.

(b) Including the general and special provision for doubtful debts.

Details on housing loans and the method of calculating the specific provision
Reported amounts (Unaudited)

	30 June 2007				
		Problematic debts			
				Specific provision	
	Credit	Balance sheet debt balance	Including amount in arrears (c)	According to depth of arrears	Total
	(NIS millions)				
Housing loans that require calculating the provision according to depth of arrears	**26,872**	**867**	**271**	**483**	**483**
"Large loans" (a)	**2,406**	**176**	**221**	**138**	**138**
Other loans (b)	**4,115**	**128**	**33**	**51**	**51**
Total	**33,393**	**1,171**	**525**	**(d) (672)**	**672**

	30 June 2006 (e)				
		Problematic debts			
				Specific provision	
	Credit	Balance sheet debt balance	Including amount in arrears (c)	According to depth of arrears	Total
	(NIS millions)				
Housing loans that require calculating the provision according to depth of arrears	24,198	1,110	323	415	415
"Large loans" (a)	3,877	205	204	134	134
Other loans (b)	2,962	137	29	38	38
Total	31,037	1,452	556	(d) 587	587

(a) Housing loans the balance of each is higher than NIS 782 thousand (30 June 2006 - NIS 788 thousand), including loans for purchase and loans for any purpose that are secured by a mortgage.

(b) Loans for any purpose secured by mortgage, the balance of each is lower than NIS 782 thousand.

(c) Including interest on the amount in arrears.

(d) Including balance of specific provision in excess of amount according to depth of arrears in the amount of NIS 137 million (30 June 2006 - NIS 83 million).

(e) Restated.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) as at 30 June 2007 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	4,669	594	30,730	6,081	3,208	-	45,282
Securities	7,003	6,321	18,208	7,843	961	4,987	45,323
Securities borrowed or purchased under agreement to resell	320	-	-	-	-	-	320
Credit to the public (b)	81,934	51,308	40,490	6,806	12,881	525	193,944
Credit to governments	-	244	506	-	-	-	750
Investments in affiliated companies	12	-	-	-	-	1,753	1,765
Buildings and equipment	-	-	-	-	-	3,163	3,163
Other assets	1,688	28	2,429	313	907	1,067	6,432
Total assets	95,626	58,495	92,363	21,043	17,957	11,495	296,979
Liabilities							
Deposits of the public	90,200	27,145	84,707	21,245	12,237	987	236,521
Deposits from banks	4,686	1,075	1,448	440	813	-	8,462
Deposits from governments	476	830	205	7	1	-	1,519
Securities loaned or sold under agreement to repurchase	-	-	64	-	-	-	64
Debentures, bonds and subordinated notes	833	12,878	2,907	-	-	-	16,618
Other liabilities	7,050	2,994	2,049	253	1,045	640	14,031
Total liabilities	103,245	44,922	91,380	21,945	14,096	1,627	277,215
Difference	(7,619)	13,573	983	(902)	3,861	9,868	19,764
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	57	(22)	(35)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	13,863	(8,144)	(1,965)	(112)	(3,642)	-	-
Options in the money, net (in terms of underlying asset)	(326)	7	44	173	102	-	-
Options out of the money, net (in terms of underlying asset)	101	(3)	(86)	90	(102)	-	-
Total	6,019	5.433	(967)	(773)	184	9,868	19,764
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(1,026)	7	627	237	155	-	-
Options out of the money, net (discounted par value)	(398)	(17)	456	262	(303)	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) (cont'd) as at 30 June 2006 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	3,469	467	21,794	4,511	4,094	-	34,335
Securities	13,457	3,988	20,797	6,092	722	3,231	47,787
Credit to the public (b)	(d) 69,253	52,857	42,349	5,916	11,521	45	181,941
Credit to governments	-	24	667	-	-	-	691
Investments in affiliated companies	9	-	-	-	-	1,215	1,224
Buildings and equipment	-	-	-	-	-	2,951	2,951
Other assets	(d) 1,509	22	(d) 2,268	559	1,338	1,321	7,017
Total assets	87,697	57,358	87,375	17,078	17,675	8,763	272,388
Liabilities							
Deposits of the public	79,235	33,029	77,387	18,192	11,216	313	219,372
Deposits from banks	2,319	1,009	1,579	483	868	-	6,258
Deposits from governments	454	993	339	9	1	-	1,796
Debentures, bonds and subordinated notes	776	12,169	3,905	172	-	-	17,022
Other liabilities	(a) 5,995	2,652	(a) 1,718	489	1,480	1,659	13,993
Total liabilities	88,779	49,852	84,928	19,345	13,565	1,972	258,441
Difference	(1,082)	7,506	2,447	(2,267)	4,110	6,791	17,505
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	59	(25)	(34)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	7,944	(3,667)	(2,249)	1,676	(3,704)	-	-
Options in the money, net (in terms of underlying asset)	(636)	-	679	(3)	(40)	-	-
Options out of the money, net (in terms of underlying asset)	584	(1)	(773)	218	(28)	-	-
Total	6,810	3,838	163	(401)	304	6,791	17,505
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(780)	-	700	122	(42)	-	-
Options out of the money, net (discounted par value)	2,607	(9)	(2,518)	(8)	(72)	-	-

(a) Including linked to foreign currency.
(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.
(c) Including derivative instruments that their basis is applicable for a non-monetary item.
(d) Reclassified

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) (cont'd) as at 31 December 2006 (Audited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	4,838	440	34,059	4,897	3,375	-	47,609
Securities	10,704	5,331	18,490	6,840	778	4,232	46,375
Credit to the public (b)	76,966	50,221	38,625	6,594	11,161	233	183,800
Credit to governments	193	256	571	-	-	-	1,020
Investments in affiliated companies	9	-	-	-	-	1,242	1,251
Buildings and equipment	-	-	-	-	-	3,056	3,056
Other assets	1,843	24	2,135	513	788	927	6,230
Total assets	94,553	56,272	93,880	18,844	16,102	9,690	289,341
Liabilities							
Deposits of the public	88,662	31,245	81,686	18,830	10,812	588	231,823
Deposits from banks	1,107	1,303	1,579	481	771	-	5,241
Deposits from governments	664	897	556	28	1	-	2,146
Debentures, bonds and subordinated notes	799	11,861	2,962	-	-	-	15,622
Other liabilities	10,346	2,878	1,655	436	890	661	16,866
Total liabilities	101,578	48,184	88,438	19,775	12,474	1,249	271,698
Difference	(7,025)	8,088	5,442	(931)	3,628	8,441	17,643
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	56	(22)	(34)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	13,586	(4,911)	(5,327)	226	(3,574)	-	-
Options in the money, net (in terms of underlying asset)	(283)	-	(159)	404	38	-	-
Options out of the money, net (in terms of underlying asset)	(206)	-	40	(11)	177	-	-
Total	6,072	3,177	52	(334)	235	8,441	17,643
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(284)	-	(383)	604	63	-	-
Options out of the money, net (discounted par value)	(522)	(9)	(90)	125	496	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Information on activity by banking sectors
Reported amounts

	Statement of profit and loss for the Three Months Ended 30 June 2007 (Unaudited)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	585	81	221	322	414	151	37	(2)	1,809
Operating and other income:									
From outside entities -	397	113	117	126	101	12	191	74	1,131
Intercompany operations -	53	4	(11)	(7)	(33)	-	-	(6)	-
Total	450	117	106	119	68	12	191	68	1,131
Total income	1,035	198	327	441	482	163	228	66	2,940
Provision for doubtful debts	53	-	16	65	(123)	19	8	-	38
After-tax profit (loss) from extraordinary items	(2)	-	2	-	(1)	-	-	1	-
Net profit	104	25	61	133	270	71	205	44	913

	Statement of profit and loss for the Three Months Ended 30 June 2006 (Unaudited) (a)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other (a)	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	588	81	174	291	362	156	139	5	1,796
Operating and other income:									
From outside entities -	335	94	90	105	141	15	16	221	1,017
Intercompany operations -	90	5	(6)	(4)	(27)	-	-	(58)	-
Total	425	99	84	101	114	15	16	163	2,813
Total income	1,013	180	258	392	476	171	155	168	185
Provision for doubtful debts	39	-	22	40	82	24	(22)	-	
After-tax profit from extraordinary items	-	-	-	-	-	-	7	4	11
Net profit	27	13	29	86	133	70	(14)	34	378

(a) Reclassified.

Information on activity by banking sectors (cont'd)
Reported amounts

	Statement of profit and loss for the six Months Ended 30 June 2007 (Unaudited)								
	Household banking (a)	Private banking	Small business banking (a)	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other (a)	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	1,181	166	420	646	764	281	152	(8)	3,602
Operating and other income:									
From outside entities -	820	222	216	244	280	24	185	130	2,121
Intercompany operations -	103	8	(18)	(14)	(67)	-	-	(12)	-
Total	923	230	198	230	213	24	185	118	2,121
Total income	2,104	396	618	876	977	305	337	110	5,723
Provision for doubtful debts	68	1	16	79	(127)	9	3	-	49
After-tax profit from extraordinary items	205	4	22	11	13	1	-	3	259
Net profit	461	60	142	274	500	150	239	4	1,830

	Statement of profit and loss for the six Months Ended 30 June 2006 (Unaudited)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	1,147	173	343	570	752	323	123	10	3,441
Operating and other income:									
From outside entities -	669	188	182	206	232	29	22	432	1,960
Intercompany operations -	226	13	(12)	(4)	(47)	-	-	(176)	-
Total	895	201	170	202	185	29	22	256	1,960
Total income	2,042	374	513	772	937	352	145	266	5,401
Provision for doubtful debts	141	-	30	69	90	75	(19)	-	386
After-tax profit from extraordinary items	-	-	-	-	-	-	718	5	723
Net profit	103	26	83	196	304	133	644	1	1,490

(a) Reclassified.

Information on activity by banking sectors (cont'd)
Reported amounts

	Statement of profit and loss for the Year Ended 31 December 2006 (Audited) (a)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	2,324	346	724	1,177	1,461	580	300	10	6,922
Operating and other income:									
From outside entities -	1,470	386	346	405	413	47	61	753	3,881
Intercompany operations -	380	26	(14)	(12)	(124)	-	-	(256)	-
Total	1,850	412	332	393	289	47	61	497	3,881
Total income	4,174	758	1,056	1,570	1,750	627	361	507	10,803
Provision for doubtful debts	329	2	113	183	182	155	(31)	-	933
After-tax profit (loss) from extraordinary items	1,127	76	54	74	32	1	718	(2)	2,080
Net profit	1,250	160	162	442	595	218	718	(11)	3,534

(a) Reclassified.



END